As filed with the Securities and Exchange Commission on April 5, 2011
Registration No. 333-155296
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alon Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5412 (Primary Standard Industrial Classification Code Number)	74-2966583 (I.R.S. Employer Identification Number)

Alon Brands, Inc.
7616 LBJ Freeway, 3rd Floor
Dallas, Texas 75251
(972) 367-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kyle McKeen
President and Chief Executive Officer
Alon Brands, Inc.
7616 LBJ Freeway, 3rd Floor
Dallas, Texas 75251
(972) 367-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Stuart Ogg, Esq. Jones Day 555 South Flower Street Fiftieth Floor Los Angeles, California 90071 Telephone: (213) 489-3939 Facsimile: (213) 243-2539	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 Telephone: (212) 474-1336 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 5, 2011

                 Shares

Alon Brands, Inc.

Common Stock

This is an initial public offering of shares of common stock of Alon Brands, Inc.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “ABO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

		Underwriting	Proceeds, Before
		Discounts and	Expenses, to
	Price to Public	Commissions	Alon Brands, Inc.

Per Share	$	$	$
Total	$	$	$

The underwriters have an option to purchase a maximum of           additional shares from the selling stockholder at the offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments of shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholder will be $      and the total proceeds to the selling stockholder, before expenses, will be $     . We will not receive any proceeds from the sale of shares by the selling stockholder.

Delivery of the shares of common stock will be made on or about           .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2011.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          , 2011 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Industry and Market Data

In this prospectus, we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus are based on information from independent industry trade associations such as the Association for Convenience and Petroleum Retailing, or NACS, or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate.

We own and use the “Alon Brands,” “Skinny’s” and “Alon” names and logos as our trademarks. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Notice to Israeli Residents

This prospectus has not been approved by the Israeli Securities Authority. The securities are being offered to a limited number of sophisticated investors, in all cases under circumstances that will fall within the private placement or other exemptions set forth in the Israeli Securities Law 1968 or the Joint Investment Trust Law 1994. This prospectus may not be reproduced or used for any other purpose nor be furnished to any other person other than those to whom copies have been sent. Any prospective purchaser who purchases securities is purchasing such for its own benefit and account and not with the aim or intention of distributing or offering such interest to other parties. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy, in Israel, to any person to whom it is unlawful to make such offer or solicitation in the State of Israel. Nothing in this Prospectus should be considered as investment advice as defined in the Israeli Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law 1995.

ii

PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this offering that appear later in this prospectus, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus. In this prospectus, all references to “Alon Brands,” “we,” “us” and “our” refer to Alon Brands, Inc. and its subsidiaries except where the context otherwise requires or where otherwise indicated. All references to Alon Energy refer to Alon USA Energy, Inc., our indirect parent company, and its consolidated subsidiaries, including Alon USA, LP, our direct parent company. Unless otherwise indicated, the information contained in this prospectus assumes the completion of the corporate reorganization transactions we expect to consummate immediately prior to the consummation of this offering. See “Corporate Reorganization Transactions” for a description of these transactions. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP, but we believe EBITDA is useful to help investors understand our results of operations. However, EBITDA has limitations and should not be considered as a substitute for net income or as a better indicator of our operating performance than measures that are presented in accordance with GAAP. See “— Summary Historical Combined and Unaudited Pro Forma Condensed Combined Financial and Operating Data” and “Selected Historical Combined Financial and Operating Data” for a discussion of our use of EBITDA in this prospectus and reconciliations of EBITDA to net income for the periods presented. Unless otherwise indicated, the pro forma financial information in this prospectus gives effect to this offering and the corporate reorganization transactions we expect to consummate immediately prior to the consummation of this offering.

Our Company

We are the largest 7-Eleven licensee in the United States and we are a leading marketer and supplier of motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of December 31, 2010, our retail segment operated 304 convenience stores in Central and West Texas and New Mexico, substantially all of which are branded 7-Eleven. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies motor fuels under the FINA brand and provides brand support and payment card processing services to distributors supplying approximately 633 retail locations, including our company-owned stores that sell motor fuel. In certain markets outside of our supply network, we also sub-license the FINA brand and provide the same brand support and payment card processing services to distributors representing approximately 261 additional retail locations. We believe our leading brand offerings, advantageous fuel supply agreement, strong market positions and complementary business model provide us with competitive advantages and position us well for continued growth.

Historically, our business was accounted for as an operating segment of Alon USA Energy, Inc. (“Alon Energy”), an independent refining company listed on the New York Stock Exchange, or NYSE, under the symbol “ALJ.” Alon Energy owns and operates crude oil refineries located in Texas, California, Louisiana and Oregon. After completion of this offering, Alon Energy, through its subsidiary, Alon USA, LP, will continue to own approximately     % of our common stock (     % if the underwriters over-allotment option is exercised in full). Alon Energy is majority-owned by Alon Israel Oil Company, Ltd., or Alon Israel, an Israeli limited liability company and one of the largest operators of retail gasoline and convenience stores in Israel. Our ongoing relationships with Alon Energy and Alon Israel provide us with secure fuel supply and retail operating expertise, which we believe provide us with a competitive advantage.

Our 7-Eleven convenience stores offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, as well as a variety of other food products, tobacco products, alcoholic and non-alcoholic beverages, general merchandise and convenience services, such as ATMs, lottery tickets, money orders, prepaid telephone cards and gift cards. We believe customer recognition of the 7-Eleven brand provides us with a competitive advantage and its proprietary products have contributed to our merchandise margin, which is in excess of the industry average. We are currently test marketing additional 7-Eleven offerings, such as private label products, and are evaluating the latest 7-Eleven hot food programs. We sell motor fuels in 292 of our convenience stores, which are supplied by our wholesale marketing segment. For the year ended December 31, 2010, our retail segment generated revenues of $665.8 million and gross profit of $108.0 million.

We have entered into a strategic, 20-year fuel supply and licensing agreement with Alon USA, LP, our corporate parent, which allows us to purchase motor fuels produced by its refineries. This agreement provides us with cost-advantaged pricing, a secure fuel supply, access to distribution terminals in our primary markets and a platform for growth into existing and new markets where Alon Energy owns and operates refineries. Our wholesale marketing segment sells to third-party distributors, predominantly from Alon USA, LP’s high-conversion refinery located in Big Spring, Texas, who take possession of their motor fuels directly from Alon Energy’s and other third-party terminals. As a result, our wholesale marketing segment holds no motor fuel inventory and is not subject to inventory valuation and transportation risks. In addition to motor fuels, we offer our wholesale distributors a number of ancillary services and incentives, including payment card processing, branding and construction incentives, and signage and marketing incentives, designed to support both their retail fuel operations and the FINA brand. We also provide these services and incentives and sub-license the FINA brand for motor fuels in certain markets outside of our supply network. Our payment card processing and sub-licensing activities, in particular, provide us with additional sources of consistent revenue. For the year ended December 31, 2010, our wholesale marketing segment sold 318.9 million gallons of branded motor fuel, and generated revenues of $385.4 million to our third-party distributors and gross profit of $22.8 million.

Our total revenues for the year ended December 31, 2010, were $1,051.2 million. We had net income for the year ended December 31, 2010 of $10.6 million. Our net income before net interest expense, income tax expense and depreciation, amortization and accretion (“EBITDA”) for the year ended December 31, 2010, was $33.6 million.

Industry Trends

Convenience Stores.  Our retail segment operates within the large and growing U.S. convenience store industry. According to the Association for Convenience and Petroleum Retailing (“NACS”), sales in the industry have grown from $234.0 billion in 1999 to $511.1 billion in 2009. This industry is highly fragmented, with the 10 largest convenience store operators controlling approximately 9.1% of the total convenience stores in 2009. Furthermore, convenience store operators with 50 or fewer stores accounted for approximately 75% of all convenience stores in 2009. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats;

•	Increasing size and complexity of the big box retail format (i.e., superstores), driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more ready-to-eat food being purchased at convenience stores;

•	Increasing significance of the advantages of scale given the highly fragmented nature of the industry; and

•	Continuing opportunities to grow through acquisitions given industry fragmentation and continued divestitures of retail convenience stores by major oil companies.

Motor Fuel Marketing and Supply.  In recent years, the market for wholesale distribution of motor fuel products has experienced a number of changes we believe provide opportunities to grow our wholesale marketing segment, including:

•	Consolidation among major petroleum product producers has resulted in fewer recognizable brands available to distributors and convenience store operators;

•	A 46% reduction in the number of operating crude oil refineries over the last 28 years as well as a number of recent temporary facility closures, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source; and

•	Increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, limiting smaller distributors’ access to product.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Leading 7-Eleven Convenience Store Brand.  7-Eleven is the world’s largest convenience store retailer and operates, franchises or licenses approximately 8,200 7-Eleven stores in North America and more than 39,000 7-Eleven stores around the world. We are the largest 7-Eleven licensee in the United States and have a perpetual and exclusive license to use the 7-Eleven brand in substantially all of our retail markets and many surrounding areas. Our licensing arrangement allows, but does not require, us to offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs. These products are significant contributors to our merchandise margin, which exceeds the industry average. Additionally, we benefit from access to 7-Eleven’s successful and innovative new product development, marketing techniques, national advertising campaigns and proprietary retail information.

Leading Market Position in Attractive Markets.  We believe we are the largest convenience store operator by number of stores in the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Albuquerque, New Mexico. A majority of our stores are located in counties where the population and employment growth rates exceeded the national average over the last five years based on U.S. Census Bureau and Bureau of Labor Statistics information. We believe we will continue to benefit from the regional economy’s focus on energy and agriculture and the stability provided by military bases in the region.

Attractive Wholesale Marketing Segment.  Our wholesale marketing segment supplies our retail convenience stores as well as branded distributors with motor fuel and provides brand support services such as payment card processing, branding and construction incentives, customer loyalty programs, innovative mobile marketing initiatives, a proprietary private label credit card offering, signage and traditional marketing incentives. Given the relatively low operating costs and capital requirements of our wholesale marketing segment, we believe this segment will continue to generate free cash flow in the future, which can be utilized to fund our growth strategy.

Advantageous Long-Term Fuel Supply Agreement.  We have entered into a long-term supply agreement with our parent to secure substantially all of our motor fuel requirements following the consummation of this offering. This new agreement will provide cost-advantaged pricing and a secure fuel supply. This agreement will also provide a platform for growth in existing and new markets, such as Louisiana and Southern California, where Alon Energy owns and operates refineries.

Complementary Business Model.  We believe our wholesale marketing operations and related brand sub-licensing provide us with a diverse source of revenues to complement our retail operations. In addition to increasing our overall scale and providing us with additional sales and income opportunities over other convenience store operators, our wholesale operations minimize certain risks facing convenience store-only operators, such as higher payment card expenses and volatility in retail motor fuel margins. For example, our wholesale marketing segment’s payment card processing services revenues partially offset our retail segment’s payment card expenses. Furthermore, we believe our complementary operations enhance our flexibility to grow in existing and new markets and enhance the overall stability of our business.

Experienced Management with Significant Operating Expertise.  Our senior management team averages more than 20 years of relevant experience in the retail and fuel marketing industries. We believe our management team’s experience and accomplishments position us well for continued growth. We also benefit from the management and transactional expertise provided through our relationships with Alon Energy and Alon Israel, which has grown since its formation in 1989 to become one of the largest operators of retail gasoline and convenience stores in Israel.

Our Growth Strategy

We believe there are significant opportunities to continue to expand our businesses and increase our sales and profitability through implementation of the following strategies:

Optimize Our Retail Operations.  Following our separation from Alon Energy and this offering, we believe we will have access to sufficient capital to invest in and optimize our retail operations. We have already improved our fuel offering through installation of modern fuel dispensers at a majority of our locations. Additionally, at a number of locations we have installed digital pricing signs and implemented fuel pricing optimization strategies. We have found these improvements have resulted in increases in same-store fuel sales as well as merchandise sales. Our plan is to continue to improve our fuel offering and to take advantage of the expected increase in inside traffic with a more inviting store presentation, new products and services, more effective positioning of high-margin, high-volume product categories and improved utilization of our point-of-sale systems.

Increase Sales of Higher Margin Foodservice Products.  We believe there is a significant opportunity to increase our sales of higher margin foodservice products, especially hot-dispensed, frozen and fountain beverages. Our 7-Eleven license agreement gives us access to 7-Eleven’s entire program of proprietary foodservice products and also allows us to offer third-party foodservice products. After completion of this offering, we intend to take advantage of both options and to accelerate implementation of a network-wide foodservice expansion program. This expansion will focus initially on beverage categories with additions to equipment and foodservice area remodels.

Enhance Our Wholesale Marketing Operations.  We have implemented and continue to implement changes to our wholesale marketing programs to increase the ratability, or consistency, of our distributors’ purchases of motor fuel products, which further enhances our profitability. We plan to continue to grow our distributor network in our current markets through our offering of branded motor fuel, reliable fuel supply, brand support, innovative direct marketing campaigns and payment card processing services. In addition, we intend to expand our branded fuel supply offering into new markets, including markets in which Alon Energy now operates, or in the future may acquire, refineries.

Grow Our Retail Store Base.  Over the last five years, we have increased our retail store count from 167 to 304 by completing and integrating two significant acquisitions of distributors serviced by our wholesale marketing segment. We have improved the profitability of these acquired stores through rebranding them to the 7-Eleven brand, realizing the benefits of increased scale and improved offerings based on local consumer tastes. We believe our acquisition experience, our scalable infrastructure and the immediate opportunity for sales growth resulting from rebranding to the 7-Eleven brand form a strong platform for future growth. Acquisitions of additional stores provide us the opportunity to increase our overall profitability and also allow us to generate incremental revenues from fuel supplied by our wholesale marketing segment. We expect to continue to grow our retail store base after completion of this offering, primarily through acquisitions of stores that will complement our existing operations. Such acquisitions would allow us the opportunity to realize the benefits of increased scale, improved store profitability from rebranding to 7-Eleven and the generation of incremental wholesale fuel sales volume.

Risks Related to Our Business and Strategy

Despite the competitive strengths and our growth strategy described above, our business remains subject to numerous risks, uncertainties and challenges that may affect our financial and operating performance and our ability to execute on these strategies or realize the benefits of our competitive strengths. Some of the principal competitive challenges and risks that we face include, but are not limited to:

•	the volatility of motor fuel prices, where significant changes in prices can materially and adversely affect our profitability in both our wholesale marketing and retail segments;

•	our dependence on our parent company to supply substantially all of our motor fuel requirements under a fuel supply agreement, which contains minimum and maximum volume purchase terms and a change of control provision, each of which could limit or terminate altogether our ability to receive the favorable pricing terms and certainty of supply provided by that agreement;

•	the importance of our 7-Eleven license agreement for branding and marketing initiatives, the loss of which could materially adversely affect our business;

•	the highly competitive markets in which we compete for motor fuel distribution and retail merchandising;

•	changes in consumer spending behavior or travel trends in our markets, as well as declines in general or local economic conditions, any of which could result in a decrease in our motor fuel and retail merchandise sales; and

•	the costs of compliance with federal, state and local regulations, including environmental, economic, safety and other laws, policies and regulation that could increase our operating costs or result in declining sales.

These risks and others are described in more detail under the caption “Risk Factors” included elsewhere in this prospectus and could materially adversely affect our business, prospects, financial condition, cash flows and results of operations.

Recent Developments

Preliminary Results for First Quarter Ended March 31, 2011.  We are in the process of finalizing our results of operations and other financial and operating data for the three months ended March 31, 2011. While full financial information and operating data as of and for such period is not available, based on management’s preliminary estimates from currently available information, we expect that for the three months ended March 31, 2011 our operating income (loss) was between $      million and $      million, compared to $(1.9) million for the three months ended March 31, 2010, and depreciation, amortization and accretion was between $      million and $      million for the three months ended March 31, 2011 compared to $3.4 million for the three months ended March 31, 2010.

Additionally, total cash and cash equivalents on hand and in banks as of March 31, 2011 was $      million and amounts due under all credit facilities and capital lease obligations totaled $      million as of that date, including the current portion of our amended credit facilities of $      million.

Because the three months ended March 31, 2011 has recently ended, the unaudited financial information presented above for the 2011 first quarter is based only upon preliminary information available to us as of the date of this prospectus, and is not a comprehensive statement of our financial results or position as of or for the three months ended March 31, 2011, and has not been reviewed by our independent registered public accounting firm. Our combined financial statements and operating data as of and for the three months ended March 31, 2011 will not be available until after this offering is completed and may vary from the preliminary financial information we have provided. Accordingly, you should not place undue reliance on these preliminary estimates. The estimates as of and for the three months ended March 31, 2011 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Forward Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected

Historical Combined Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Data” and our combined financial statements and related notes included elsewhere in this prospectus.

2011 Loan Transactions.  On February 21, 2011, we entered into loan agreements with a group of investors, including Alon Israel, pursuant to which the investors loaned an aggregate of $30.0 million to us for general corporate purposes. In connection with these loans, Alon Energy, our indirect parent company, issued to the investors warrants to purchase up to an aggregate of 3,092,783 shares of Alon Energy’s common stock for an aggregate purchase price of up to $30.0 million, subject to adjustment. In March 2011, we used $30.0 million of the proceeds from these loans to make a cash distribution to Alon USA, LP, our parent company.

The loans mature in March 2016 and bear interest at a rate of 7% per annum, payable semi-annually; provided, that in the event the warrants are not exercised in full by maturity, the interest rate will be increased to 9% per annum retroactively with respect to the same portion of the loans for which the warrants were not exercised. The principal amounts of the loans are payable in four equal annual installments beginning in March 2013, provided that each scheduled principal payment will automatically be deferred until maturity unless an investor notifies us in writing of its election to receive the scheduled principal payment at least 30 days prior to the scheduled payment date. In the event an investor elects not to defer the principal payment on any scheduled principal payment date, the number of warrants associated with the loan and aggregate purchase price will be reduced by the corresponding amount of such principal payment made.

Pursuant to the warrant agreements, in the event of an underwritten initial public offering of our common stock (including the offering contemplated by this prospectus), the investors may elect to exchange all or any portion of their warrants to purchase Alon Energy common stock for warrants to purchase a pre-determined number of shares of our common stock at an exercise price based on the offering price. The election to exchange the Alon Energy warrants for warrants to purchase our common stock must be made prior to the commencement of this offering.

We refer to these loan agreements and the use of proceeds therefrom as the “2011 loan transactions” in this prospectus.

Principal Executive Offices

Alon Brands, Inc. was converted from a Texas limited liability company, formed in September 2002, to a Delaware corporation in November 2008. Our principal executive offices are located at 7616 LBJ Freeway, 3rd Floor, Dallas, Texas 75251, and our telephone number at this address is (972) 367-3900. Our website is www.alonbrands.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholder if the underwriters exercise their over-allotment option to purchase additional shares of common stock in this offering in full	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts, commissions and estimated offering expenses, will be approximately $ million.

We intend to use these net proceeds:

• to accelerate our growth strategy, including, without limitation, planned store remodels and the acquisition of additional retail locations; and

• for general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder if the underwriters exercise their over-allotment option to purchase shares of common stock from the selling stockholder in this offering. See “Use of Proceeds.”

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $ per share commencing in the second quarter following the completion of this offering. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors our board of directors deems relevant.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Proposed NYSE symbol	ABO

Directed Share Program	At our request, the underwriters have reserved up to % of shares for sale at the initial public offering for our employees, directors, officers and other persons associated with us “See Underwriting”

Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after this offering gives effect to our corporate reorganization transactions, including the  -for-1 stock split of our common stock outstanding prior to this offering, and excludes           shares of our common stock reserved for issuance under our equity incentive plan.

Summary Historical Combined and Unaudited Pro Forma
Condensed Combined Financial and Operating Data

The following tables set forth our summary historical combined and unaudited pro forma condensed combined financial and operating data as of and for the periods indicated. The summary historical combined financial data for the years ended December 31, 2008, 2009, and 2010 and as of December 31, 2010 have been derived from our audited combined financial statements, which are included elsewhere in this prospectus.

During the periods covered by our historical financial and operating data, our business was accounted for as an operating segment of Alon Energy. Our combined financial statements include allocations of certain corporate functions provided to us by Alon Energy, including general corporate expenses, where allocations are based on estimates of effort or resources incurred on our behalf. Certain other costs incurred by Alon Energy for our direct benefit, such as rent, salaries and benefits, have also been included in our combined financial statements. However, our combined financial statements do not purport to represent and may not necessarily reflect what our financial position, results of operations and cash flows actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent, and may not be indicative of, our results of operations or cash flows for any future period or financial position as of any future date.

The summary pro forma condensed combined balance sheet data as of December 31, 2010 are derived from the pro forma condensed combined balance sheet set forth under “Pro Forma Condensed Combined Financial Data.” The summary pro forma condensed combined balance sheet data as of December 31, 2010 give effect to the corporate reorganization transactions, including the  -for-1 stock split of our common stock outstanding prior to this offering, the 2011 loan transactions, this offering, and the application of net proceeds thereof as if they had occurred as of December 31, 2010.

The pro forma condensed combined balance sheet and financial data are included for informational purposes only and do not purport to reflect our financial position or operations that would have occurred had the transactions referenced above occurred on the date indicated. In addition, the pro forma adjustments described herein are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the above transactions on our historical combined financial data. The pro forma financial data also do not purport to represent, and may not be indicative of our financial position or operations as of any future date.

The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2008	2009	2010
	(Dollars in thousands, except share and per share and percentage data)

Statement of Operations Data:
Revenues:
Motor fuel — retail	$315,756	$276,951		$384,148
Merchandise — retail	253,295	261,920		274,264
Other, net — retail(1)	7,850	6,867		7,409

Total retail	576,901	545,738		665,821

Motor fuel — wholesale	663,126	263,679		382,276
Other, net — wholesale(2)	2,029	2,123		3,142

Total wholesale	665,155	265,802		385,418

Total revenues	1,242,056	811,540		1,051,239
Gross profit:
Motor fuel — retail	20,267	16,772		18,377
Merchandise — retail	71,607	75,629		82,248
Other, net — retail	7,850	6,867		7,409

Total retail	99,724	99,268		108,034

Motor fuel — wholesale	7,551	14,511		19,629
Other, net — wholesale	2,029	2,123		3,142

Total wholesale	9,580	16,634		22,771

Total gross profit	109,304	115,902		130,805

Operating and selling expenses:
Operating, selling and administrative(3)	97,105	95,291		98,112
Depreciation, amortization and accretion	13,704	13,592		13,550

Total operating and selling expenses	110,809	108,883		111,662

Operating income (loss)	(1,505)	7,019		19,143
Interest expense	5,097	3,893		3,176
Rental, interest and other income	554	559		594
Gain (loss) on sale of assets	(317)	—		286

Income (loss) before income tax expense (benefit)	(6,365)	3,685		16,847
Income tax expense (benefit)(4)	(1,555)	1,268		6,267

Net income (loss)	$(4,810)	$2,417		$10,580

Earnings per share(5):
Basic and diluted	$(4,810)	$2,417		$10,580
Weighted-average shares outstanding(5):
Basic and diluted	1,000	1,000		1,000
Pro forma earnings per share(5):
Basic and diluted			$
Pro forma weighted-average shares outstanding(5):
Basic and diluted
Other Financial Data:
EBITDA (unaudited)(6)	$12,410	$21,164		$33,571
Net cash provided by (used in):
Operating activities	35,596	17,354		31,779
Investing activities	(3,519)	(5,199)		(5,434)
Financing activities	(39,890)	(12,741)		(171)
Capital expenditures(7)	3,888	5,199		6,029
Operating Data (unaudited):
Number of retail stores (end of period)	306	308		304
Number of motor fuel stores (end of period)	295	296		292
Retail fuel gallons sold	96,974	120,697		142,155
Average gasoline retail price (dollars per gallon sold)	$3.26	$2.29		$2.70
Average per retail store(8):
Retail merchandise sales	$827	$856		$896
Retail fuel gallons sold	328	410		483
Comparable merchandise store sales growth(9)	1.1%	3.3%		4.9%
Retail merchandise gross margin(10)	30.4%	30.7%		31.8%

	Year Ended December 31,
	2008		2009		2010
	(Dollars in thousands, except share and per share and percentage data)

Retail fuel margin (cents per gallon)(11)	20.9	¢	13.9	¢	12.9	¢
Number of stores supplied through wholesale distributor network (end of period)(12)	475		343		341
Wholesale fuel gallons sold	339,099		274,101		318,935
Sold to our retail convenience stores	92,677		120,013		141,814
Sold to unrelated parties	246,422		154,088		177,121
Wholesale fuel margin unrelated parties (cents per gallon)	1.7	¢	4.8	¢	5.6	¢

	Historical	Pro Forma(14)
	As of	As of
	December 31, 2010	December 31, 2010
	(Dollars in thousands, except as noted)

Balance Sheet Data (unaudited):
Cash and cash equivalents	$28,153	$106,603
Working capital	20,225	113,225
Adjusted working capital(13)	(7,928)	6,622
Total assets	212,448	290,898
Total liabilities	156,531	171,981
Total stockholder’s equity	55,917	118,917

(1)	Includes revenues from, lottery, money orders, money wire and ATM commissions, and other commissions earned on gift cards and ancillary services.

(2)	Includes payment card processing fees, broadband and equipment rents, and other marketing and trade agreement fees.

(3)	Includes allocated costs and expenses for administrative and shared services provided by Alon Energy to Alon Brands (2008 - $3,438, 2009 - $2,811, and 2010 - $2,479).

(4)	Reflects current and deferred taxes for the periods presented. See Note 2(r) and Note 16 to our audited combined financial statements included elsewhere in this prospectus for a detailed explanation of the components of income taxes.

(5)	Please see Note 2(x) to our audited combined financial statements for the year ended December 31, 2010 appearing elsewhere in this prospectus, for an explanation of the method used to calculate basic and diluted earnings per share and the number of shares used in the computation of the per share amounts for the periods presented. The pro forma earnings per share and weighted-average shares outstanding also give effect to the -for-1 stock split of our common stock outstanding prior to this offering and the sale of shares of common stock in this offering at the assumed public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

(6)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe EBITDA is useful to investors in evaluating our operating performance because:

• securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

• it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

• it is used by our management for internal planning purposes, including aspects of our consolidated operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized term under accounting principles generally accepted in the United States of America (“US GAAP”) and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under US GAAP. Some of these limitations include:

• it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• it does not reflect changes in, or cash requirements for, working capital;

• it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

• it does not reflect payments made or future requirements for income taxes;

• although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

• because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,
	2008	2009	2010

Net income (loss)	$(4,810)	$2,417	$10,580
Depreciation, amortization and accretion	13,704	13,592	13,550
Interest expense, net	5,071	3,887	3,174
Income tax expense (benefit)	(1,555)	1,268	6,267

EBITDA	$12,410	$21,164	$33,571

(7)	Excludes capital assets acquired in business acquisitions and includes expenditures for brand image enhancement.

(8)	Average retail merchandise sales and motor fuel gallons sold are based on total merchandise sales or motor fuel gallons sold divided by total store months.

(9)	Includes merchandise and in-store revenue identified in footnote (1) only for stores operated in both periods. Excludes motor fuel sales.

(10)	Retail merchandise gross margin represents the difference between (a) merchandise sales revenues and other retail sales and services revenues and (b) the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Retail merchandise gross margins, also referred to as in-store margins, are commonly used in the retail industry to measure in-store, or non-fuel, operating results.

(11)	Retail fuel margin represents the difference between motor fuel revenues and net cost of purchased fuel, including transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(12)	Excludes convenience stores we own and operate and stores that sub-license our branded motor fuel.

(13)	Adjusted working capital is defined as total current assets, excluding cash and cash equivalents, less total current liabilities.

(14)	The pro forma balance sheet data as of December 31, 2010 reflects (i) payment of $14.6 million on affiliated accounts payable (ii) the corporate reorganization transactions, including shares of common stock issued resulting from the transfer of assets and liabilities associated with the wholesale marketing segment and the -for-1 stock split of our common stock outstanding prior to this offering, (iii) the 2011 loan transactions and (iv) the sale of shares of common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions of $7.0 million.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. Any of the risk factors described below could materially adversely affect our business, prospects, financial condition, cash flows and results of operations. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Business

Historical prices for motor fuel have been volatile and significant changes in such prices in the future may materially adversely affect our business.

Over the past several years, crude oil prices have risen and fallen dramatically, resulting in unprecedented volatility in the wholesale and retail prices of motor fuels. Sustained high prices for motor fuel products can cause a decrease in gasoline demand which can negatively influence our motor fuel sales volumes, fuel margins and retail merchandise sales. Conversely, sharp declines in retail fuel prices can also reduce our retail margins per gallon if we sell inventory purchased at higher wholesale costs at lower retail prices. In addition, because our wholesale marketing segment sells motor fuels to distributors on credit, our credit risk increases as wholesale prices increase.

A significant amount of our retail segment’s sales are made with payment cards, which result in fees being charged to us. Payment card fees are made up of two components, a fixed fee per transaction and a variable processing fee that ranges from 1.0% to 4.0% of the total amount charged. As a result, higher retail prices of motor fuel cause us to recognize a higher expense associated with variable processing fees, which increases our expenses on a per gallon basis. Additionally, when fuel prices increase some customers purchase fewer gallons per visit. This causes the fixed amount of the transaction fee to be allocated across a smaller number of gallons, which further increases our overall payment card expenses on a per gallon basis.

We depend on our parent company to supply substantially all of our motor fuel. Any disruption in supply or any change in our relationship with our parent company could materially adversely affect our business.

We have entered into a new 20-year fuel supply agreement with our parent company to supply substantially all of the motor fuel. Accordingly, in the event that our motor fuel needs exceed the maximum contracted for volume, or our parent company is unable to fulfill its obligations under this agreement or otherwise fails to provide us with motor fuel, we may be unable to replace this supply through third parties or we may need to pay significantly greater costs for such motor fuel. For example, on February 18, 2008, our parent company experienced an extended outage following a major fire at its Big Spring refinery. In the event of another disruption in supply from our parent company, motor fuel supply from alternative sources may be unavailable or inadequate to meet our requirements, and our wholesale marketing segment and retail convenience stores may experience decreased sales volumes or increased procurement costs, which could materially adversely affect our business.

Our fuel supply agreement with our parent company contains minimum purchase requirements and a change of control provision that, if we fail to meet or comply with, may result in termination of the agreement or less favorable pricing arrangements, and either such event could materially adversely affect our business.

Our fuel supply agreement requires us to purchase minimum quantities of motor fuel each month. In the event that we fail to purchase such minimum motor fuel volume in any month, our parent company has the right to withdraw the favorable pricing arrangement under the agreement for that month’s purchases, which could result in a material increase in our motor fuel costs. Additionally, in the event that we fail to purchase the minimum monthly fuel quantity for three consecutive months, our parent company may terminate the fuel supply agreement.

In the event that our parent company ceases to own, directly or indirectly, a majority of our outstanding shares of common stock, our parent company has the option to terminate the fuel supply agreement. If our parent company were to terminate our fuel supply agreement, we may be unable to find adequate supply from third party suppliers and may be required to purchase our requirements at higher prices. After giving effect to this offering, our parent company will own approximately     % of our outstanding common stock (     % if the underwriters’ over-allotment option is exercised in full).

Any such increases in costs under our fuel supply agreement or the termination of that agreement could materially adversely affect our business.

Substantially all of our convenience stores conduct their operations under a license agreement with 7-Eleven, and the loss of this license or the diminution of 7-Eleven’s brand and marketing initiatives could materially adversely affect our business.

As of December 31, 2010, we operated 281 of our convenience stores under the 7-Eleven name pursuant to our perpetual license agreement with 7-Eleven, Inc. 7-Eleven may terminate the license if we default on our obligations under the agreement, including compliance with minimum operating standards required of all 7-Eleven stores. Termination of the license agreement would result in our convenience stores losing the use of the 7-Eleven brand name, the benefits accompanying 7-Eleven’s advertising and certain brand names and products used exclusively by 7-Eleven, including Slurpee® and Big Gulp® beverages and Big Bite® hot dogs. Additionally, 7-Eleven provides our retail convenience stores with various promotional and marketing initiatives for our in-store merchandise offerings. Any diminution of the national brand image or decline in marketing support initiatives made available to us by 7-Eleven could materially adversely affect our retail segment. In order for our retail segment to use the 7-Eleven brand in markets not currently covered under our existing license agreement, we will need to amend the license agreement to provide us the right to use the 7-Eleven brand in these additional markets. Such an amendment may not be obtainable if existing franchisees or licensees are operating in those markets.

We sub-license the FINA brand from our parent company under our fuel supply agreement. Our parent company’s rights to the FINA brand are provided under a license agreement with Total S.A., and the loss of this license could materially adversely affect our business.

We sub-license the FINA brand from our parent company under our fuel supply agreement. Our parent company has the exclusive rights to use the FINA brand for motor fuels marketing in the States of Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah under a license agreement with a subsidiary of Total S.A. The license agreement expires in August 2012 and is collateral under one of our parent company’s credit facilities. We own substantially all of the trade dress that accompanies the FINA brand and logo. The expiration of the license agreement with FINA would cause our retail and wholesale marketing segments to lose the use of the FINA brand name and logo, which would require us to change our signage and rebrand our motor fuel products, which changes would require significant capital expenditures by us. Also, even if we rebrand our motor fuel products, there can be no assurance that a new brand will effectively replace the FINA brand, and our business could be materially adversely affected.

The motor fuel marketing and supply industry is characterized by intense competition, and our failure to effectively compete could materially adversely affect our business.

The market for distribution of wholesale motor fuel is highly competitive. Some of our competitors have significantly greater resources and name recognition than we do. We rely on our pricing, brand offerings, ability to provide reliable supply, brand support and payment card processing services to maintain our competitive position. If we fail to maintain the quality of our services, customers could choose alternative sources, and our competitive position could be materially adversely affected. Furthermore, we compete against major oil companies with integrated marketing segments. Through their greater resources and access to crude oil, these companies may be better able to compete on the basis of price, which could materially adversely affect our fuel margins.

The convenience store industry is highly competitive and affected by new entrants. An increase in competition in the markets in which our stores operate could materially adversely affect our business.

The geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering products and services of the type we sell in our convenience stores. We compete with other convenience stores, gasoline service stations, supermarket chains, discounters, wholesale clubs, drug stores, fast food operations and other retail outlets. Increasingly, national high-volume grocery and dry-goods retailers have entered the gasoline retailing business. These non-traditional motor fuel retailers have captured a significant share of the motor fuel market, and we expect their market share will continue to grow. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in their retail business. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales.

Covenants in our retail subsidiaries’ debt instruments could limit our ability to undertake certain types of transactions.

The Second Amended and Restated Wells Fargo Credit Facility contains negative operating covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For example, our retail subsidiaries are subject to negative covenants that restrict their activities, including restrictions on creating liens, engaging in mergers, consolidations, sales of assets and change-of-control transactions, incurring additional indebtedness, entering into certain lease obligations and making certain restricted payments. Should we desire to undertake a transaction that is limited by the negative covenants in our retail subsidiaries’ credit agreement, we may need to obtain the consent of those lenders or refinance the credit facility. Such refinancings may not be possible or may not be available on commercially acceptable terms, or at all.

We compete with other businesses in our market to attract and retain qualified employees. A failure to attract or retain such qualified employees could materially adversely affect our business.

Our continued success depends on our ability to attract and retain qualified personnel in all areas of our business. Convenience store operations require a substantial number of employees and generally experience high employee turnover. We compete with other businesses in our market to attract and retain qualified employees. A tight labor market, increased overtime and a higher full-time employee ratio may cause labor costs to increase. A shortage of qualified employees may require us to enhance wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees, to hire more expensive temporary employees or to reduce store hours. No assurance can be given that our labor costs will not increase or that such increases can be recovered through increased prices charged to customers.

Our payment card processing services are subject to compliance with the extensive rules and regulations under the Payment Card Industry (PCI) Data Security Standard, and failure to comply with the applicable standards may subject us to substantial fines and penalties.

A significant portion of our sales and those of our branded sub-licensee distributors are made with payment cards and processed by our wholesale marketing segment. We are subject to quarterly network security scans and annual on-site audits to ensure that we are protecting confidential customer information and bank card data in accordance with the applicable PCI standards, and continuing compliance with such standards may require us to devote substantial time and incur additional costs to ensure we maintain our ability to process payment card transactions. Additionally, in the event that the card associations or our sponsoring bank determine that the manner in which we process payment card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations, we may be subject to substantial penalties and fines or forced to modify the manner in which we process payment card transactions, which may increase our overall costs.

Wholesale cost increases in tobacco products, including excise tax increases on cigarettes, or a reduction in the use of manufacturer rebates offered to retailers on tobacco products could materially adversely affect our business.

Sales of tobacco products account for a significant portion of our retail segment’s merchandise sales. Significant increases in wholesale costs of tobacco products and tax increases on cigarettes could materially adversely affect the demand for tobacco products. Cigarettes are subject to substantial and increasing excise taxes at both a state and federal level. As recent examples, the Texas legislature increased cigarette taxes by $1.00 per pack effective January 1, 2007, the U.S. Congress increased federal cigarette taxes by $0.62 per pack effective April 1, 2009, and the New Mexico legislature increased cigarette taxes by $0.75 per pack in March 2010. Further significant increases in cigarette-related taxes and fees have been proposed and are likely to continue to be proposed or enacted at the federal level. Increased excise taxes may result in declines in overall sales volume, as well as reduced gross profit margin due to lower consumption levels, a shift in consumer purchases from premium to non-premium or discount cigarettes or to other low-priced or low-taxed tobacco products, or to the import of cigarettes from territories, states or countries with lower, or no, excise taxes on such items. Moreover, regulations reducing display allowances for cigarettes may also reduce sales of cigarettes.

Currently, major manufacturers of tobacco products offer rebates to retailers. We include these rebates as a component of our gross margin from sales of tobacco products. In the event these rebates are no longer offered, or decreased, our costs of tobacco products will increase accordingly. In general, we attempt to pass price increases on to our customers; however, due to competitive pressures in our markets, we may not be able to do so. These factors could materially adversely affect our retail price of tobacco products, tobacco product unit volume and revenues, merchandise gross profit and overall customer traffic.

Future legislation and campaigns to discourage smoking could materially adversely affect our business.

Future legislation and national, state and local campaigns to discourage smoking have had, and may continue to have, a substantial effect on cigarette sales. Reduced demand for cigarettes could materially adversely affect sales of, and margins for, the cigarettes we sell.

Decreases in consumer spending resulting from changes in local economic conditions or travel in our markets could materially adversely affect our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth in automobile and commercial truck traffic and trends in local economies, travel and weather. Changes in economic conditions generally or in markets in which we operate could materially adversely affect consumer spending patterns and travel in our markets.

The local economies where we have our convenience stores may be adversely affected by the recent broader general economic decline in the United States or if the current trend continues or gets worse. A weak economy could affect the purchasing patterns of consumers which could materially adversely affect our business.

Our business is subject to seasonal trends, which may cause our results of operations to fluctuate, affecting our cash flow.

We experience more demand for our merchandise, food and motor fuel during the late spring and summer months than during the fall and winter. Travel and recreation are typically higher in these months in the geographic areas in which we operate, increasing the demand for the products that we sell and distribute. Therefore, our volumes and related traffic are typically higher in the second and third quarters of our year. As a result, our results from operations may vary widely from period to period, affecting our cash flow.

Any devaluation of the Mexican peso, or imposition of restrictions on the access of citizens of Mexico to the United States, could adversely affect our business by reducing sales at our stores located near the U.S.-Mexico border.

Even though we do not accept the Mexican peso for purchases made at our convenience stores, a devaluation of the Mexican peso could negatively affect the exchange rate between the Mexican peso and the U.S. dollar, which would result in reduced purchasing power on the part of our customers who are citizens of Mexico. Approximately 28% of our convenience stores, which accounted for approximately 28% of our 2010 retail segment’s revenues, are located in El Paso, Texas, which is on the border with Mexico. In the event of a devaluation in the Mexican peso, revenues attributable to those stores could be reduced.

In recent years, there have been a variety of legislative proposals to limit immigration to the United States. If one or more proposals were to be adopted that had the effect of curtailing the ability of citizens of Mexico to cross the border into the United States, revenues of our convenience stores in E1 Paso could be reduced.

Our growth depends in part on our ability to identify profitable new retail convenience store acquisitions and to successfully integrate acquired sites and businesses in the future.

We may not be able to identify and successfully acquire new convenience stores, as discussed in our growth strategy, and any new stores we do acquire may be unprofitable. Additionally, acquiring sites and businesses in the future involves risks that could cause our actual growth or operating results to differ adversely from expectations. There are several factors that could affect our ability to successfully identify and integrate new acquisitions. These factors include:

•	competition in targeted market areas and limitations on re-branding acquired stores under our existing 7-Eleven and FINA license agreements;

•	difficulties during the acquisition process in identifying all the liabilities of the businesses we acquire;

•	difficulties associated with the expansion of our existing financial controls, information systems, management resources and human resources needed to support retail store growth;

•	difficulties with hiring, training and retaining skilled personnel, including store managers;

•	difficulties in adapting distribution and other operational and management systems to an expanded retail store network;

•	difficulties in obtaining adequate financing to fund our expansion;

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;

•	difficulties in realizing the anticipated cost savings and financial improvements from acquired stores;

•	diversion of our senior management from our core business due to an increased focus on acquisitions; and

•	other challenges associated with the consummation and integration of any future acquisitions.

We depend on one wholesaler for a significant portion of our convenience store merchandise, and a disruption in supply by our wholesaler or change in our relationship with it could materially adversely affect our business.

For the year ended December 31, 2010, we purchased approximately 48% of our general merchandise for our retail stores, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. We currently have a supply agreement with McLane that expires in December 2011. A change of merchandise suppliers, including as a result of our inability to renew our contract with McLane on terms acceptable to us or at all, a disruption in supply or a significant change in our relationship with McLane could lead to an increase in our cost of goods sold or a reduction in the reliability of timely deliveries.

In addition, we receive merchandise rebates on certain items from McLane. If these merchandise rebates were discontinued, we may incur higher costs that we may not be able to pass on to our customers resulting in a reduction in sales volume and gross profit on these merchandise offerings.

We rely substantially on third-party providers of information technology in our retail operations, and any material failure, inadequacy, interruption or security failure of our technology systems could materially disrupt our retail operations and could materially adversely affect our business.

We rely substantially on information technology systems across our retail operations, including for management of point-of-sale processing in our stores, pump control, daily operations reporting, inventory management and various other processes and transactions. These technology systems are provided to and supported by third-party service providers. Our ability to effectively manage our retail business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, a dispute with or failure to perform by our third-party providers or a breach in security of these systems could materially disrupt our retail motor fuel and merchandise sales, and significant capital investments could be required to remediate the problem.

Compliance with or liability under the Petroleum Marketing Practices Act could materially adversely affect our business.

The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a supplier and a distributor pursuant to which the supplier permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sub-license the FINA brand to our distributors in connection with their distribution and sale of motor fuels. Under the PMPA, we may not terminate or fail to renew these distributor contracts unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we comply with the prescribed notice requirements. The PMPA provides that our distributors may enforce its provisions through civil actions against us. If we terminate or fail to renew one or more of our distributor contracts without complying with the PMPA, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us. See “Business — Governmental Regulation and Environmental Matters.”

Compliance with and/or liability under state and federal environmental regulations, including those that require investigation and remediation activities, may require significant expenditures that could materially adversely affect our business.

Our business is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, the remediation of contaminated soils and groundwater and the health and safety of our employees. For example, we store motor fuel in underground storage tanks at our retail locations and are required to make financial expenditures to comply with federal, state and local regulations governing the operation and closure of such tanks and the remediation of any leaks therefrom. In addition, the federal Clean Air Act and similar state laws regulate emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. Such costs could materially adversely affect our business. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments, including legislative, regulatory and other legal developments in various phases of discussion or implementation that may limit greenhouse gas emissions or increase fuel economy standards, could require us to make additional capital expenditures, incur additional liabilities or negatively affect the demand for motor fuel. See “Business — Governmental Regulation and Environmental Matters.”

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), impose strict, and under certain circumstances, joint and several, liability on current and former owners and operators of properties for the costs of investigation, removal or remediation of contamination and also impose liability for any related damages to natural resources, without regard to fault. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous materials, we also may be subject to similar liability at sites where such hazardous materials come to be located. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous materials at, from or in the vicinity of our current or former properties or off-site waste disposal sites. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial and could have a material adverse effect on our business and results of operations. In addition, the presence or failure to remediate identified or unidentified contamination at our properties could potentially materially adversely affect our ability to sell or rent such property or to borrow money using such property as collateral.

The dangers inherent in the storage and transportation of motor fuel could cause disruptions and could expose us to potentially significant losses, costs or liabilities.

We store motor fuel in underground storage tanks at our retail locations and provide or arrange for transportation for distribution to our retail locations. Our operations are subject to significant hazards and risks inherent in handling, transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others.

Our motor fuel operations are subject to inherent risk, and insurance, if available, may not adequately cover any such exposure, which could materially adversely affect our business.

We sell motor fuel to our wholesale customers and operate retail outlets that sell refined petroleum products. The presence of flammable and combustible products at our facilities provides the potential for fires and explosions that could destroy both property and human life. These products also have the potential to cause environmental damage if improperly handled or released. It is not always possible to obtain insurance on commercially reasonable terms against all operational risks, especially environmental risks, and there is no assurance that insurance will be available or adequate in the future. In addition, as a result of factors affecting insurance providers, insurance premiums with respect to renewed insurance policies may increase significantly compared to what we currently pay.

Pending or future consumer or other litigation could materially adversely affect our business.

We are periodically party to individual personal injury claims, claims of fuel being contaminated or off-specification, product liability claims and other legal actions in the ordinary course of our business. If any such action or actions shall ultimately be determined adversely to us in a material way, our business could be materially adversely affected. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. While industry-specific or class action litigation of this type is less frequent in occurrence than claims of individuals, the cost of defense and ultimate disposition could be significant.

Litigation and publicity concerning food quality, health and other related issues could result in significant liabilities or litigation costs and cause consumers to avoid our convenience stores, which could materially adversely affect our business.

Convenience store businesses and other foodservice operators can be adversely affected by litigation and complaints from customers or government agencies resulting from food quality, illness or other health or environmental concerns or operating issues stemming from one or more locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing gasoline, merchandise or foodservice at one or more of our convenience stores. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or substantial litigation costs regardless of results and may divert time and money away from our operations and hurt our performance.

If a food-borne illness or other food safety issue occurs at one of our convenience stores, we may receive negative publicity, be required to temporarily cease foodservice at that location or become subject to litigation. The occurrence of food-borne illnesses or food safety issues regarding one or more ingredients in our food products could materially adversely affect the price and availability of the affected ingredients.

Failure to comply with state laws regulating the sale of alcohol and cigarettes may result in the loss of necessary licenses and the imposition of fines, penalties or forfeitures on us.

State laws regulate the sale of alcohol and cigarettes. A violation or change of these laws could materially adversely affect our business because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

Failure to comply with state and federal regulations may result in penalties or costs that could materially adversely affect our business.

Our business is subject to various state and federal regulations including, but not limited to, employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate or overtime pay, adoption of mandated health benefits or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums or regulations, could materially adversely affect our business. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that could materially adversely affect our business.

If we lose any of our key personnel, our ability to manage and grow our business could be materially adversely affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team which includes Messrs. McKeen, Lipman, Potter and Dobrient. We have entered into an employment agreement with Mr. McKeen and Lipman and, prior to this offering, we expect to enter into employment agreements with the other members of our senior management team. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team could significantly harm us. We face competition for these professionals from our competitors, our wholesale customers and other companies operating in our industry. To the extent the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you we would be able to locate or employ such qualified personnel on acceptable terms, or at all.

We depend on cash flows generated by our subsidiaries, and a failure to receive distributions from our subsidiaries may mean we are unable to meet our financial obligations.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Our ability to pay cash dividends to stockholders in the future, if any, is dependent on the generation of cash flows by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Each of our subsidiaries is a distinct legal entity. Under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries, and our subsidiaries may not be able to, or be permitted to, make distributions to us.

It may be difficult to serve process on or enforce a United States judgment against certain of our directors.

A number of our directors reside in Israel. In addition, a substantial portion of the assets of these directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Risks Relating to Our Ownership by Alon Energy

Alon Energy controls the direction of our business, and the concentrated ownership of our common stock and certain governance arrangements will prevent you and other stockholders from influencing significant decisions.

After the completion of this offering, our parent, a subsidiary of Alon Energy, will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). As long as our parent owns a majority of our common stock, Alon Energy will be able to control any corporate action requiring a stockholder vote irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Alon Energy will have the ability to control significant corporate activities, including:

•	the election of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	acquisitions or dispositions of businesses or assets, mergers or other business combinations;

•	our capital structure;

•	payment of dividends; and

•	the number of shares available for issuance under our equity incentive plan for our prospective and existing employees.

This voting control or influence may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares. Furthermore, Alon Energy generally has the right at any time to sell common stock owned by our parent or to sell a controlling interest in us to a third party after the expiration of the 180-day lock-up period, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale.”

Even if our parent’s ownership interest is reduced to less than a majority of the outstanding shares of our common stock, so long as our parent remains our largest shareholder, Alon Energy will have the ability to substantially influence these significant corporate activities.

We have provided an unconditional guarantee of payment under Alon USA, LP’s revolving credit agreement and have agreed to pledge certain receivables generated by our wholesale marketing segment to secure borrowings under such agreement, and any default on the obligations of Alon USA, LP may allow the lenders under such agreement to foreclose on our receivables and require us to pay Alon USA, LP’s outstanding borrowings or other obligations, which could materially adversely affect our business.

Our parent corporation is a party to an Amended Revolving Credit Agreement, dated as of June 22, 2006, as amended to the date hereof (the “Parent IDB Revolving Credit Agreement”), by and among our parent, its subsidiary guarantors thereunder (including Alon Brands and Alon Marketing, LLC, or Alon Marketing), Israel Discount Bank of New York, as administrative and collateral agent thereunder, and the other lenders parties thereto, providing for revolving credit borrowings and letters of credit available to our parent up to the lesser of the credit limit of $240 million or the amount of the borrowing base calculated under the agreement. Additionally, the accounts receivable generated by our wholesale marketing segment will be pledged as collateral under the Parent IDB Revolving Credit Agreement.

In the event that our parent fails to make payments due under the Parent IDB Revolving Credit Agreement, the lenders under that agreement may demand that we pay all such amounts immediately. Additionally, those lenders may take action to foreclose on our outstanding receivables generated by our wholesale marketing segment that are pledged under that facility and take payment directly from our distributors for motor fuels sold to them. Although we may have certain rights and remedies against our parent for reimbursement for some or all of such amounts, we have agreed to waive or delay the assertion of such remedies until the lenders under the Parent IDB Revolving Credit Agreement have been paid in full, and it is unlikely in such event that our parent would have the resources to fulfill any such obligations to us. In such event, we may incur significant obligations to the lenders under that agreement that we are unable to pay timely, if at all, which would have a material adverse affect on our business, results of operations and liquidity. We have not and do not expect to receive any proceeds from the borrowings of our parent under the Parent IDB Revolving Credit Agreement.

In addition, the receivables that we have pledged to the lenders under the Parent IDB Revolving Credit Agreement are not available for us to use to secure other financing sources for our business in the future, including any working capital revolving credit or similar facility. If we are unable to generate sufficient cash from our operations to fund our working capital needs, the inability to use those receivables to secure additional financing could have a material adverse affect on our results of operations and liquidity in the future.

The historical and pro forma financial information as a business segment of Alon Energy included in this prospectus may not be representative of our results as an independent public company.

The historical and pro forma financial information we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Alon Energy, including tax, accounting, treasury, legal and human resources services. We have not adjusted our historical or pro forma financial information to reflect all of the significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly-traded, stand-alone company, subject to the reporting and other requirements of the SEC and NYSE. Therefore, our historical and pro forma financial information may not be indicative of our results of operations, financial position or cash flows in the future.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreements with Alon Energy.

As a subsidiary of Alon Energy, we have relied on administrative and other resources of Alon Energy to operate our business. In connection with this offering, we will enter into various service agreements to retain the ability for specified periods to use these Alon Energy resources. See “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were a subsidiary of Alon Energy, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with Alon Energy expire, we may not be able to replace these services or obtain these services at prices and on terms as favorable as we currently have with Alon Energy. We will need to create our own administrative and other support systems or contract with third parties to replace Alon Energy’s systems. In addition, we have received informal support from Alon Energy, which may not be addressed in the agreements we will enter into with Alon Energy. The level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in Alon Energy’s administrative systems during the transitional period could result in unexpected costs, materially adversely affect our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

We may not be able to favorably resolve potential disputes with Alon Energy that may arise with respect to our past and ongoing relationships.

Disputes may arise between Alon Energy and us in a number of areas relating to our ongoing relationships, including:

•	the terms of the fuel supply and trademark licensing agreement;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Alon Energy;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or dispositions by Alon Energy of all or any portion of its ownership interest in us; and

•	the nature, quality and pricing of services Alon Energy has agreed to provide us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we will enter into with Alon Energy may be amended upon agreement between the parties. While we are controlled by Alon Energy, we may not have the leverage to negotiate amendments to these agreements on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers own common stock of Alon Energy and Alon Israel and, in some cases, their other subsidiaries, and options or other instruments, the value of which is related to the value of stock of Alon Energy or Alon Israel, as applicable, and, in some cases, their other subsidiaries, and hold management positions with Alon Energy and Alon Israel, which could cause conflicts of interests that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own Alon Energy and Alon Israel common stock and options or other instruments the value of which is related to the value of common stock of Alon Energy or Alon Israel, as applicable, and, in some cases, their other subsidiaries. In addition, some of our directors are executive officers and directors of Alon Energy and Alon Israel. The direct and indirect interests of our directors and officers in common stock of Alon Energy and Alon Israel and their other subsidiaries and the presence of executive officers or directors of Alon Energy and Alon Israel on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Alon Energy or Alon Israel that could have different implications for Alon Energy or Alon Israel than they do for us. Our board of directors intends to consider any transactions or potential conflicts of interest with Alon Energy and Alon Israel on a case by case basis and in a manner consistent with its fiduciary obligations under applicable Delaware law. However, we cannot assure you that the agreements we enter into with Alon Energy and Alon Israel will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and Alon Energy or Alon Israel. As a result, we may be precluded from pursuing certain growth opportunities.

We will be a “controlled company” within the meaning of the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, Alon USA, LP will own more than 50% of the total voting power of our common shares and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we will not be required to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

As a result, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price decreases after this offering, you could lose a significant part or all of your investment. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those decisions described under “— Risks Relating to Our Business” and the following:

•	general economic and stock market conditions;

•	risks relating to our business and our industry, including those discussed above;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	variations in our quarterly results of operations;

•	future sales of our common stock or other securities by us or Alon USA, LP; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to, and disproportionate to, the operating performance of publicly-traded companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

We will face new challenges, increased costs and administrative responsibilities as an independent public company.

As a public company with listed equity securities, we will need to comply with additional laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the Public Company Accounting Oversight Board (“PCAOB”) and NYSE requirements. Complying with these laws, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses.

We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the PCAOB;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	enhance our investor relations function.

If we do not implement such measures in a timely manner or with adequate compliance, we might fail to comply with these additional rules and regulations, which in turn could subject us to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our reputation and investor confidence in the accuracy and completeness of our financial reports, which could materially adversely affect our stock price.

In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be required to report the effectiveness of the internal controls over financial reporting of our business in our annual report on Form 10-K for the year ended December 31, 2012. As a result, we will need to improve our internal controls in connection with this offering in order to timely meet our reporting requirements as a public company. The failure to effectively improve our internal controls through hiring of qualified personnel and other remediation efforts may result in a failure to timely file our public reports or a finding of a material weakness in our internal controls, either of which could result in lower investor confidence and have an adverse effect on the market price of our common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder require our annual reports to contain a report of management’s assessment of the effectiveness of internal controls over financial reporting and an attestation report of our independent registered public accounting firm, including its opinion on the effectiveness of our internal control over financial reporting. These reports will be required to be included in our annual reports on Form 10-K commencing with our annual report on Form 10-K for the year ended December 31, 2012. The evaluation of our systems and the documentation of such systems that we will need to comply with Section 404 will be both costly and time-consuming. We cannot estimate at this time how long this process will take nor how much additional expense we will incur in completing the process necessary to comply with Section 404. We will need to improve our internal controls in connection with this offering in order to timely meet our reporting requirements as a public company. As we prepare for the completion of this offering, we are in the process of addressing these issues by hiring additional personnel with the necessary expertise. However, these and other remediation efforts may not enable us to avoid significant deficiencies or material weaknesses in our internal controls over financial reporting in the future. If we are unable to conclude that our internal control over financial reporting is effective as of the end of 2012 (or if our auditors are unable to opine that our internal control over financial reporting is effective), we could lose investor confidence in the accuracy and completeness of our financial reports, which could, in turn, have an adverse effect on our stock price.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Based on the issuance and sale of          million shares of common stock by us at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), you will incur immediate dilution of approximately $      in the net tangible book value per share if you purchase shares in this offering. See “Dilution.”

Shares eligible for future sale could materially adversely affect our common stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to 100,000,000 shares of common stock, of which           shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We, our officers and directors and Alon USA, LP have agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a minimum period of 180 days from the date of this prospectus, subject to certain extensions, without the prior consent of          . However, after the lock-up period expires, Alon USA, LP will be able to register the common stock it owns under the Securities Act pursuant to a registration rights agreement with us. Furthermore, although there is no present intention to do so,           may, in its sole discretion and without notice, release all or any portion of the shares subject to these lock-up agreements. See “Underwriting.”

Following completion of this offering, we intend to register an aggregate number of shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our equity incentive plan. Stockholders will be able to sell these shares in the public market upon issuance, subject to restrictions under the securities laws, any applicable lock-up agreements, any stock option vesting requirements or the lapsing of restrictions on restricted stock.

Also, in the future we may issue securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

Provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may impede or discourage a takeover, which could materially adversely affect the value of our common stock.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Additionally, provisions of our amended and restated certificate of incorporation and amended and restated bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our amended and restated certificate of incorporation will authorize our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board will be able to authorize and issue shares of preferred stock with voting or conversion rights that could materially adversely affect the voting or other rights of holders of our common stock. Moreover, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting or to take action by written consent. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

Our board of directors and management have broad discretion in using the proceeds from this offering, which may not be used in ways that improve our results of operation or increase our market value. Investors will rely on the judgment of our board of directors and management regarding the application of the net proceeds of this offering.

We intend to use the net proceeds of this offering:

•	to accelerate our growth strategy, including, without limitation, planned store remodeling and the acquisition of additional retail locations; and

•	for general corporate purposes.

However, our board of directors and management will have broad discretion in applying the net proceeds we will receive in this offering and may spend the net proceeds for corporate purposes that do not necessarily improve our results of operation or enhance the value of common stock or allocate the net proceeds in a manner with which you do not agree. As part of your investment decision, you will not be able to access or direct how we apply these net proceeds. See “Use of Proceeds”.

There is no assurance that we will declare dividends or have the available cash to make dividend payments.

Although we will have a policy of paying dividends on our common stock, there can be no assurance that funds will be available for this purpose in the future. The declaration and payment of dividends will be subject to the sole discretion of our board of directors, will not be cumulative and will depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by our board of directors at the time.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock by non-U.S. holders, and those holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

We have not determined whether or not we currently are a “U.S. real property holding corporation,” or a USRPHC for U.S. federal income tax purposes. A non-U.S. holder will be subject to U.S. federal income tax with respect to gains recognized on the sale, exchange or other disposition of our common stock if we are, or were, a USRPHC, at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (such applicable shorter period, the “lookback period”). In general, we would be a USRPHC if the fair market value of our “U.S. real property interests,” as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in our trade or business. However, because the determination of whether we are a USRPHC is fact-specific and depends on the composition of our assets and other factors, some of which may be beyond our control (including, for example, fluctuations in the value of our assets), it is difficult to determine or predict whether we are or will become a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the NYSE), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

We have entered into a tax matters agreement with Alon Energy pursuant to which we may be required to indemnify Alon Energy for certain tax liabilities.

Prior to the completion of this offering, we and Alon Energy will enter into a tax matters agreement to allocate the responsibility of Alon Energy and its subsidiaries, on the one hand, and we and our subsidiaries, on the other, for the payment of taxes resulting from filings prior to the separation of tax returns on a combined, consolidated or unitary basis. Under the tax matters agreement, we will be obligated to indemnify Alon Energy for certain tax liabilities resulting from an adjustment under a final resolution of tax matters or an adjustment under Section 482 of the Internal Revenue Code of 1986, as amended or similar authority under applicable tax law. See “Certain Relationships and Related Party Transactions — Transactions with Management and Others — Relationship with Alon Energy — Tax Matters Agreement.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Corporate Reorganization Transactions” and relate to matters such as our industries, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	volatility in crude oil and wholesale fuel costs;

•	volatility in retail fuel prices;

•	loss of our 7-Eleven and FINA licenses;

•	loss or adverse effect on our supplier relationships for motor fuel and merchandise;

•	competition in the retail and wholesale marketing industries;

•	our ability to attract and retain qualified employees;

•	changes in economic conditions, generally, and in the markets we serve, consumer behavior and travel trends;

•	seasonal trends in the industries in which we operate;

•	inability to identify, acquire and integrate new stores or grow our wholesale marketing operations;

•	the costs of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations that could increase our operating costs or result in declining sales;

•	dangers inherent in storing and transporting motor fuel;

•	our ability to insure our motor fuel operations;

•	litigation or adverse publicity concerning food quality, food safety or other health concerns related to our convenience stores;

•	operating hazards, natural and man-made disasters, casualty losses and other matters beyond our control; and

•	the other factors discussed in more detail under “Risk Factors.”

Many of these factors are described in greater detail under “Risk Factors.” Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus, except as may be required by any applicable securities laws.

USE OF PROCEEDS

Based on an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), we estimate that the proceeds we will receive from the sale of common stock in this offering will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder if the underwriters exercise their over-allotment option to purchase shares of common stock from the selling stockholder in this offering.

We intend to use the net proceeds:

•	to accelerate our growth strategy, including, without limitation, planned store remodels and the acquisition of additional retail locations; and

•	for general corporate purposes.

As of the date of this prospectus, the expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. We cannot predict with all certainty all of the particular uses for the net proceeds of this offering or the amount that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending on a number of factors, such as the amount of cash used by our operations and capital expenditures. Accordingly, our board of directors and management will have significant flexibility in applying the net proceeds, and investors will be relying on the judgment of our management and board of directors regarding the application of the net proceeds of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $      per share, commencing in the           quarter of 2011. However, the declaration and payment of future dividends to holders of our common stock is at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, prior payments of preferred stock dividends, if any, and other factors our board of directors deems relevant.

In March 2011, we paid a special cash distribution of $30.0 million to Alon USA, LP, our parent company. Investors who purchase shares of our common stock in this offering will not receive this distribution in respect of any shares they purchase in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2010 on an actual basis, on a pro forma basis to give effect to the corporate reorganization transactions, including           shares of common stock issued to our parent company as a result of the transfer of assets and liabilities associated with the wholesale marketing segment, the  -for-1 stock split of our common stock outstanding prior to this offering, and the 2011 loan transactions, and on a pro forma basis to give further effect to the sale by us of          shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus). You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization Transactions” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2010
		Pro Forma for
		the Corporate
		Reorganization
		Transactions
		and the 2011
	Historical	Loan Transactions(2)	Pro Forma(3)
		(unaudited)	(unaudited)
	(Dollars, in millions, except per share amounts)

Cash and cash equivalents	$28.2	$13.6	$106.6

Notes payable:
Second Amended and Restated Wells Fargo Credit Facility and other indebtedness(1)	$94.1	$124.1	$124.1
Stockholder’s equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized; no shares issued and outstanding, historical, as adjusted and as further adjusted	—	—	—
Common stock, $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding, historical; 100,000,000 shares authorized and shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted	—	—	—
Additional paid-in capital	44.7	14.7	107.7
Accumulated other comprehensive loss	(0.2)	(0.2)	(0.2)
Retained earnings	11.4	11.4	11.4

Total stockholder’s equity	55.9	25.9	118.9

Total capitalization	$150.0	$150.0	$243.0

(1)	As of December 31, 2010 (a) $93.4 million was outstanding under the Second Amended and Restated Wells Fargo Credit Facility and there were no further amounts available for borrowing and (b) $0.7 million was outstanding under mortgage loans and capital lease obligations.

(2)	Pro forma for the corporate reorganization transactions and the 2011 loan transactions:

(a)	Reflects payment of $14.6 million to parent on affiliated accounts payable.

(b)	Reflects borrowing of $30.0 million in 2011 loan transaction.

(c)	Reflects cash distribution of $30.0 million to parent from proceeds of 2011 loan transaction.

(d)	Reflects the issuance of shares of common stock to parent in connection with the corporate reorganization.

(3)	Reflects gross offering proceeds of $100.0 million less estimated underwriting discounts and commissions of $7.0 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholder’s equity and total capitalization by $     , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. If you invest in our common stock, your investment will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating our total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

As of December 31, 2010, our net tangible book value was approximately $(33.0) million, or approximately $      per share of common stock, after giving pro forma effect to the corporate reorganization transactions, including the  -for-1 stock split of our common stock outstanding prior to this offering, and the 2011 loan transactions. After giving effect to the sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2010, which we refer to as our pro forma net tangible book value, would have been approximately $55.1 million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2010 after giving pro forma effect to the corporate reorganization transactions and the 2011 loan transactions	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value after this offering by $      per share and the dilution in net tangible book value to new investors in this offering by $      per share.

The following table summarizes as of December 31, 2010, as adjusted to give effect to the corporate reorganization transactions, the 2011 loan transactions and this offering, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (after giving effect to the payment made to parent in connection with this offering):

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders(1)			%	$		%	$
New investors(1)							$

Total		100%		$	100%

(1)	If the underwriters’ over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to , or % of the total number of our shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $     , assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same.

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical combined financial and operating data as of and for the periods indicated below. The selected historical combined financial data for the years ended December 31, 2008, 2009, and 2010 and the selected historical combined balance sheet data as of December 31, 2009 and 2010, have been derived from our audited combined financial statements, which are included elsewhere in this prospectus.

The selected historical combined financial data for the years ended and as of December 31, 2006 and 2007 and the selected historical combined balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited combined financial statements, which are not included in this prospectus.

In June 2007 we acquired Skinny’s, Inc., or Skinny’s, a privately-held company that operated 102 stores in Central and West Texas. The operations of Skinny’s have been included in our combined statements of operations since the acquisition date.

In July 2006 we purchased 40 retail stores from Good Time Stores, Inc., or Good Times, in El Paso, Texas. The operations of these stores have been included in our combined statements of operations since the purchase date.

During the periods covered by our historical financial data, most of our business was accounted for as an operating segment of Alon Energy. Our combined financial statements include allocations of certain corporate functions provided to us by Alon Energy, including general corporate expenses. Allocation estimates are made at the beginning of the year and applied consistently throughout the year unless there is a significant change in the allocation base. The estimates are based on management’s estimate of overall resources that we utilize. Certain other costs incurred by Alon Energy for our direct benefit, such as rent, salaries and benefits, also have been included in our financial statements and are reflected under operating, selling and administrative expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Revenues and Expenses — Costs Associated with Corporate Services Agreement.” However, our financial statements do not purport to represent and may not necessarily reflect what our financial position, cash flows and results of operations actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent and may not be indicative of our cash flows and results of operations for any future period or our financial position at any future date.

The following selected historical combined financial and operating data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues:
Motor fuel — retail	$194,025	$259,287	$315,756	$276,951	$384,148
Merchandise — retail	150,899	213,433	253,295	261,920	274,264
Other, net — retail(1)	6,255	7,374	7,850	6,867	7,409

Total retail	351,179	480,094	576,901	545,738	665,821

Motor fuel — wholesale	910,959	792,273	663,126	263,679	382,276
Other, net — wholesale(2)	2,455	2,149	2,029	2,123	3,142

Total wholesale	913,414	794,422	665,155	265,802	385,418

Total revenues	1,264,593	1,274,516	1,242,056	811,540	1,051,239
Gross profit:
Motor fuel — retail	14,555	19,478	20,267	16,772	18,377
Merchandise — retail	42,500	61,113	71,607	75,629	82,248
Other, net	6,254	7,375	7,850	6,867	7,409

Total retail	63,309	87,966	99,724	99,268	108,034

Motor fuel — wholesale	13,898	26,141	7,551	14,511	19,629
Other, net — wholesale	2,455	2,149	2,029	2,123	3,142

Total wholesale	16,353	28,290	9,580	16,634	22,771

Total gross profit	79,662	116,256	109,304	115,902	130,805

Operating and selling expenses:
Operating, selling and administrative(3)	64,256	81,933	97,105	95,291	98,112
Depreciation, amortization and accretion	6,205	10,245	13,704	13,592	13,550

Total operating and selling expenses	70,461	92,178	110,809	108,883	111,662

Operating income (loss)	9,201	24,078	(1,505)	7,019	19,143
Interest expense	5,864	5,202	5,097	3,893	3,176
Rental, interest and other income	229	484	554	559	594
Gain (loss) on sale of assets	(30)	68	(317)	—	286

Income (loss) before income tax expense (benefit)	3,536	19,428	(6,365)	3,685	16,847
Income tax expense (benefit)(4)	1,336	7,543	(1,555)	1,268	6,267

Net income (loss)	$2,200	$11,885	$(4,810)	$2,417	$10,580

Other Financial Data:
EBITDA (unaudited)(5)	$15,575	$34,810	$12,410	$21,164	$33,571
Net cash provided by (used in):
Operating activities	14,860	10,143	35,596	17,354	31,779
Investing activities	(38,280)	(85,841)	(3,519)	(5,199)	(5,434)
Financing activities	23,547	81,429	(39,890)	(12,741)	(171)
Capital expenditures(6)	10,902	11,027	3,888	5,199	6,029

	Year Ended December 31,
	2006		2007		2008		2009		2010
	(Dollars in thousands, except as noted)

Operating Data (unaudited):
Number of retail stores (end of period)	207		307		306		308		304
Number of motor fuel stores (end of period)	203		297		295		296		292
Retail fuel gallons sold	75,969		91,945		96,974		120,697		142,155
Average gasoline retail price (dollars per gallon sold)	$2.55		$2.82		$3.26		$2.29		$2.70
Average per retail store(7):
Retail merchandise sales	$806		$831		$827		$856		$896
Retail fuel gallons sold	414		368		328		410		483
Comparable merchandise store sales growth(8):	4.8%		3.1%		1.1%		3.3%		4.9%
Retail merchandise gross margin(9)	32.3%		32.1%		30.4%		30.7%		31.8%
Retail fuel margin (cents per gallon)(10)	19.2	¢	21.2	¢	20.9	¢	13.9	¢	12.9 ¢
Number of stores supplied through wholesale distributor network (end of period)(11)	952		717		475		343		341
Wholesale fuel gallons sold	543,788		458,581		339,099		274,101		318,935
Sold to our retail convenience stores	72,176		88,320		92,677		120,013		141,814
Sold to unrelated parties	471,612		370,261		246,422		154,088		177,121
Wholesale fuel margin unrelated parties (cents per gallon)	3.0	¢	4.5	¢	1.7	¢	4.8	¢	5.6 ¢
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,647		$10,378		$2,565		$1,979		$28,153
Working capital	27,553		38,788		5,899		2,820		20,225
Adjusted working capital(12)	22,906		28,410		3,334		841		(7,928)
Total assets	141,465		237,015		195,892		186,424		212,448
Total liabilities	90,970		136,335		134,666		128,113		156,531
Total member’s interest and stockholder’s equity	50,495		100,680		61,226		58,311		55,917

(1)	Includes revenues from lottery, money orders, money wire and ATM commissions, and other commissions earned on gift cards and ancillary services.

(2)	Includes payment card processing fees, broadband and equipment rents, and other marketing and trade agreement fees.

(3)	Includes allocated costs and expenses for administrative and shared services provided by Alon Energy to us (2006 - $4,230, 2007 - $4,100, 2008 - $3,438, 2009 - $2,811, and 2010 - $2,479.

(4)	Reflects current and deferred taxes for the periods presented. See Note 2(r) and Note 16 to our audited combined financial statements included elsewhere in this prospectus for a detailed explanation of the components of income taxes.

(5)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

•	it is used by our management for internal planning purposes, including aspects of our operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized financial measure under US GAAP and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under US GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

•	it does not reflect payments made or future requirements for income taxes;

•	although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect our cash expenditures or future cash requirements for replacing such assets; and

•	because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,
	2006	2007	2008	2009	2010

Net income (loss)	$2,200	$11,885	$(4,810)	$2,417	$10,580
Depreciation, amortization and accretion	6,205	10,245	13,704	13,592	13,550
Interest expense, net	5,834	5,137	5,071	3,887	3,174
Income tax expense (benefit)	1,336	7,543	(1,555)	1,268	6,267

EBITDA	$15,575	$34,810	$12,410	$21,164	$33,571

(6)	Excludes capital assets acquired in business acquisitions and includes brand image enhancement expenditures.

(7)	Average retail merchandise sales and motor fuel gallons sold are based on total merchandise sales or motor fuel gallons sold divided by total store months

(8)	Includes merchandise and in-store revenue identified in footnote (1) only for stores operated in both periods. Excludes motor fuel sales.

(9)	Retail merchandise gross margin represents the difference between (a) merchandise sales revenues and other retail sales and services revenues and (b) the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Retail merchandise gross margins, also referred to as in-store margins, are commonly used in the retail industry to measure in-store, or non-fuel, operating results.

(10)	Retail fuel margin represents the difference between motor fuel revenues and net cost of purchased fuel, including transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(11)	Excludes convenience stores we own and operate and stores that sub-license our branded motor fuel.

(12)	Adjusted working capital is defined as total current assets, excluding cash and cash equivalents, less total current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following pro forma condensed combined financial data as of December 31, 2010 are based upon our historical combined financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to certain transactions. The pro forma condensed combined balance sheet data as of December 31, 2010 give effect to the corporate reorganization transactions, including           shares of common stock issued to our parent company as a result of the transfer of assets and liabilities associated with the wholesale marketing segment, the  -for-1 stock split of our common stock outstanding prior to this offering, the 2011 loan transactions and this offering as if they had each occurred as of December 31, 2010.

The pro forma adjustments in the column labeled Corporate Reorganization Transactions and 2011 Loan Transactions Adjustments give effect to (i) the corporate reorganization transactions we expect to consummate with Alon Energy immediately prior to the consummation of this offering and (ii) the 2011 loan transactions consummated in February 2011. Following completion of the corporate reorganization, the retail and wholesale marketing segments will both be conducted by subsidiaries of Alon Brands. See “Corporate Reorganization Transactions.”

The pro forma condensed combined financial data is included for informational purposes only and does not purport to represent what our financial position would actually have been had the transactions referenced above occurred on the date indicated. In addition, the pro forma adjustments described herein are based on available information and upon assumptions that our management believes are reasonable. The pro forma financial data also do not purport to represent and may not be indicative of our financial position at any future date.

The following pro forma condensed combined financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization Transactions,” “Certain Relationships and Related Party Transactions” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

ALON BRANDS, INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2010

		(Unaudited)
		Corporate		Pro Forma for
		Reorganization		Corporate
		Transactions		Reorganization
		and 2011 Loan		Transactions
		Transactions		and 2011 Loan	Offering		Pro
	Actual	Adjustments		Transactions	Adjustments		Forma
	(Dollars in thousands)

ASSETS
Current Assets
Cash and cash equivalents	$28,153	$(14,550	)(a)	$13,603	$93,000	(e)	$106,603
		30,000	(b)
		(30,000	)(c)
Accounts and short-term notes receivable, net of allowance for doubtful accounts	23,598			23,598			23,598
Inventories	21,008			21,008			21,008
Deferred income taxes	423			423			423
Prepaid expenses and other current assets	1,142			1,142			1,142

Total Current Assets	74,324	(14,550)		59,774	93,000		152,774

Property and Equipment, net	74,065			74,065			74,065

Other Non-Current Assets
Goodwill	50,256			50,256			50,256
Intangible assets, net	8,651			8,651			8,651
Other assets	5,152			5,152			5,152

Net Other Non-Current Assets	64,059			64,059			64,059

Total Assets	$212,448	$(14,550)		$197,898	$93,000		$290,898

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Current portion of notes payable and capital lease obligation	$7,012	$		$7,012	$		$7,012
Accounts payable	14,562			14,562			14,562
Accounts payable, affiliates	14,550	(14,550	)(a)	—			—
Accrued liabilities and expenses	17,975			17,975			17,975

Total Current Liabilities	54,099	(14,550)		39,549			39,549

Long-Term Liabilities
Notes payable	87,020	30,000	(b)	117,020			117,020
Capital lease obligation	26			26			26
Deferred income taxes	11,851			11,851			11,851
Other non-current liabilities	3,535			3,535			3,535

Total Liabilities	156,531	15,450		171,981			171,981

Commitments and Contingencies
Stockholder’s Equity
Common Stock	—		(d)	—			—
Additional paid in capital	44,691	(30,000	)(c)(d)	14,691	93,000	(e)	107,691
Accumulated other comprehensive loss, net of tax	(202)			(202)			(202)
Retained earnings	11,428			11,428			11,428

Total Stockholder’s Equity	55,917	(30,000)		25,917	93,000		118,917

Total Liabilities and Stockholder’s Equity	$212,448	$(14,550)		$197,898	$93,000		$290,898

(a)	Reflects payment of $14.6 million to parent on affiliated accounts payable.

(b)	Reflects borrowing of $30.0 million in 2011 loan transactions.

(c)	Reflects cash distribution of $30.0 million to parent from proceeds of 2011 loan transactions.

(d)	Reflects the issuance of shares of common stock to parent in connection with the corporate reorganization transactions.

(e)	Reflects gross offering proceeds of $100.0 million less estimated underwriting discounts and commissions of $7.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our audited combined financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. See “Forward-Looking Statements.” The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. EBITDA is a non-GAAP financial measure of performance that has limitations and should not be considered as a substitute for net income. See “Prospectus Summary — Summary Historical Combined and Unaudited Pro Forma Condensed Combined Financial and Operating Data” and “Selected Historical Combined Financial and Operating Data” for a discussion of our use of EBITDA in this prospectus and a reconciliation of EBITDA to net income for the periods presented.

Overview

We are the largest 7-Eleven licensee in the United States and we are a leading marketer and supplier of motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of December 31, 2010, our retail segment operated 304 convenience stores in Central and West Texas and New Mexico, substantially all of which are operated under the 7-Eleven and FINA brands. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven convenience stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies motor fuels under the FINA brand and provides brand support and payment card processing services to distributors supplying approximately 633 retail locations, including all company-owned stores that sell motor fuel. In certain markets, we also sub-license the FINA brand and provide the same brand support and payment card processing services to distributors outside of our supply network representing approximately 261 additional retail locations.

Historically, our business was accounted for as an operating segment of Alon USA Energy, Inc. (“Alon Energy”), an independent refining company listed on the New York Stock Exchange under the symbol “ALJ.” Alon Energy owns and operates crude oil refineries located in Texas, California, Louisiana and Oregon.

Corporate Reorganization Transactions

In November 2008, Alon Brands was converted from a Texas limited liability company to a Delaware corporation. Alon Brands historically operated as a holding company for the retail business of Alon Energy. Prior to the effectiveness of the registration statement associated with this offering, Alon Energy and Alon Brands will undertake a corporate reorganization transaction, which will result in the assets and liabilities of the wholesale marketing segment being contributed to Alon Brands from Alon USA, LP, and Alon Brands will effect a  -for-1 stock split of its outstanding common stock. See “Corporate Reorganization Transactions.” The contribution was accounted for as a contribution of entities under common control using “as-if pooling-of-interests” accounting. Under this method of accounting, the assets and liabilities of Alon USA, LP were carried forward to Alon Brands at their historical costs. In addition, all prior period financial statements were restated to include the combined results of operations, financial position, and cash flows of Alon Brands.

Our audited combined financial statements included elsewhere in this prospectus, which are discussed below, reflect the historical financial position, cash flows and results of operations of the business that will be transferred to us from Alon USA, LP pursuant to the corporate reorganization transaction. Although our combined financial statements include direct operating costs incurred by our operating segments and certain allocated and shared service costs provided by Alon USA LP, our financial statements do not purport to represent, and may not necessarily reflect, what our financial position, results of operations and cash flows actually would have been if we had operated as a stand-alone company during the periods presented. Accordingly, our historical financial data also do not purport to represent and may not be indicative of our financial position, results of operations or cash flows for any future period or our financial position at any future date.

Basis of Presentation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Alon Energy intends to “carve out” and cause the assets and liabilities associated with its branded wholesale marketing segment, operated by Alon USA, LP, to be contributed to Alon Brands. The historical financial statements contained in this prospectus reflect the combined financial position, results of operations and cash flows of the wholesale marketing and retail segments that will be owned and operated by Alon Brands at the time of this offering.

We conduct our business in two primary business segments, retail and wholesale marketing. The retail segment operates 304 convenience store sites located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline, diesel fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven brand name. Substantially all of the motor fuels sold through the retail segment are purchased from our wholesale marketing segment.

The wholesale marketing segment markets motor fuels through a network of approximately 633 locations under the FINA brand name, including our retail convenience stores that sell motor fuel. A majority of the fuel marketed is purchased through the physically integrated system associated with Alon Energy’s Big Spring, Texas refinery. This segment also provides its network of branded customers with brand support and payment card processing services.

Sales of motor fuels to our retail segment from our wholesale marketing segment, payment card processing fees and other fees charged or sales to our retail segment by our wholesale marketing segment are eliminated through combination of our financial statements.

Material Business and Industry Trends

Although increasing fuel prices and demand have a positive impact on revenues, our retail fuel margin, the difference between the cost to acquire motor fuel and the retail price at which it is sold, has a more significant effect to our overall profitability. During 2010 consistent with the economic recovery, we saw steady increases in consumer demand for fuel despite rising retail fuel prices. However, wholesale fuel prices also rose during that period, and our retail fuel margins were negatively impaired. While we have historically been able to maintain our targeted retail fuel margins during periods in which retail fuel prices fluctuate, there can be no assurance that we will be able to do so in the future. At present, there is significant uncertainty concerning future fuel prices, particularly in light of recent political unrest in the Middle East. We are unable to predict what effect increasing or persistently high fuel prices might have on consumer demand for fuel, and subsequently, our revenues and profitability.

Our retail segment operates within the highly fragmented U.S. convenience store industry, with the 10 largest convenience store retailers accounting for approximately 9.1% of total convenience stores in 2009. Furthermore, operators with 50 or fewer stores accounted for approximately 75% of all convenience stores operated by retailers in 2009. In recent years, the convenience store industry has experienced many important consumer trends, including changing consumer demographics and eating patterns that have resulted in more food consumed away from home, and a shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats, including big box retailers. Additionally, the increasing size and complexity of the big box retail format (i.e., superstores) has driven many consumers to smaller retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs. We also believe the highly-fragmented nature of the convenience store industry provides larger chain operators significant scale advantages and opportunities to grow through acquisitions. The continued divestiture of retail operations by major oil companies may transfer advantages to medium to large retail convenience store chain operators, as we believe the presence of major refiner operators in the industry may have depressed retail gasoline margins and this trend may reverse as major oil companies exit direct retail operations. Given the relatively low operating costs and capital requirements of our wholesale marketing segment, we believe this segment will continue to generate free cash flow in the future, which can be utilized to fund our growth strategy.

In recent years, the market for wholesale distribution of motor fuel products has also experienced a number of changes, including the consolidation among major petroleum product producers, which has resulted in fewer recognizable brands available to consumers, and a 46% reduction in the number of operating crude oil refineries in the last 28 years, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source. In addition, an increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, has limited smaller distributors’ access to product.

Description of Revenues and Expenses

Increases and decreases in the retail and wholesale prices of motor fuels can cause our retail segment’s revenues and cost of sales to vary significantly from period to period even though our gross profit per gallon may be relatively unchanged. As a result, our management focuses on fuel margins and sales volume on a per gallon basis rather than revenues and cost of sales when evaluating our performance.

Retail

Revenues.  Revenues in our retail segment consist primarily of motor fuels, merchandise sale, and other in-store revenues. In-store retail revenues consist of merchandise sales, commissions earned on the sale of gift cards, lotteries, money orders and wire transfer fees, car wash and other miscellaneous in-store revenues. Retail motor fuel sales include federal and state motor fuel taxes. Retail merchandise sales are driven by convenience, branding and competitive pricing. Our convenience store volumes are seasonal and generally peak in the second and third quarters of the year.

Cost of Sales.  Cost of sales for our retail segment include cost of sales for motor fuels and merchandise. Motor fuel cost of sales represents the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions.

Gross Profit.  Retail merchandise gross profit is equal to retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts and rebates, and is expressed in dollars and measured as a percentage of total retail merchandise sales and other in-store revenues. Our goal is to enhance overall store profitability through new fuel pricing strategies designed to increase fuel sales volumes which are expected to generate higher customer traffic that will increase sales of higher margin retail merchandise.

Operating, Selling and Administrative Expenses.  Operating, selling and administrative expenses in our retail segment consist primarily of costs relating to the operations of our convenience stores, including payment card fees, labor, utilities, maintenance and retail corporate overhead expense.

Wholesale Marketing

Increases and decreases in the wholesale and acquisition cost of motor fuel can cause our wholesale marketing segment’s revenues and cost of sales to vary significantly from period to period, even though our gross profit per gallon may be relatively unchanged. As a result, our management focuses on fuel margins and sales volume on a per gallon basis rather than revenues and cost of sales when evaluating our performance.

Revenues.  Wholesale marketing revenues consist primarily of motor fuel sales, net of early payment discounts, and payment card processing fees, net of payment card processing expenses. Revenues for our wholesale marketing segment excludes sales of motor fuels to our retail segment, which are eliminated through combination of our financial statements.

Cost of Sales.  Wholesale marketing segment cost of sales consists of the cost of motor fuel purchased for resale.

Gross Profit.  Motor fuel gross profit is equal to motor fuel sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon, or cpg, basis. Our motor fuel margins are driven by local supply, demand and competitor pricing.

Operating, Selling and Administrative Expenses.  Operating, selling and administrative expenses in our wholesale marketing segment consist primarily of overhead and marketing expenses.

Our earnings and cash flows from our wholesale marketing segment are primarily affected by the motor fuel sales volumes and margins recognized on the sale of motor fuels to our distributors, payment card processing fee revenue and licensing fees. The margins recognized on sales of motor fuel are the price at which fuel is sold to our branded distributors less our delivered cost, net of any early payment discounts. Payment card processing fee revenue is the fees assessed on our wholesale customers and licensees, net of the costs we incur in providing such payment card processing services.

Costs Associated with Corporate Services Agreement

Alon Energy currently provides us with corporate and shared services functions. Our historical financial statements in this prospectus reflect an allocation of these costs within operating, selling and administrative expenses. These allocations include costs related to treasury, payroll and other financial-related services, human resources and employee benefits, legal, information systems, investment services, corporate services and procurement and sourcing support. Following our corporate reorganization transactions, we expect Alon Energy to continue to provide many of the services related to these functions. These services will be provided under the Corporate Services Agreement described in “Certain Relationships and Related Party Transactions.” We believe the allocated costs are substantially equivalent to the costs that would be incurred by us if we were to obtain such services from third parties or hire additional personnel to perform such functions. Although allocated costs have declined significantly over the past several years due to Alon Energy’s total costs being allocated among a larger number of business units, we do not expect further reductions of any significance in the future. In addition to the costs of these services, we may incur other corporate and operational costs that may be greater than historically allocated levels. For example, as a public company, we will incur costs relating to our public reporting and compliance obligations. Also, we will incur certain non-recurring expenses in connection with the corporate reorganization transactions. The costs and expenses described above are allocated among our two operating segments. Any out-of-pocket costs and expenses incurred by Alon Energy on our behalf will be reimbursed without markup.

For a description of the costs of corporate and shared services included in our historical financial statements, see Note 14 to our audited financial statements included elsewhere in this prospectus.

Influences on Results of Operations

During 2008, Alon USA, LP, our primary supplier, suffered a major fire at its refinery located in Big Spring, Texas. As a result, a number of our wholesale marketing segment’s distributors were supplied through terminals that were inconvenient to them and our fuel sales volumes decreased. Fuel margins were also negatively affected because we purchased fuel for resale in order to honor contractual commitments to these distributors. We have entered into a long-term supply agreement with Alon USA, LP to secure substantially all of our motor fuel requirements following the consummation of this offering. We believe the benefits associated with this supply agreement will exceed the risk of experiencing similar disruptions in the future. We are also in the process of allowing fuel supply agreements to expire in accordance with their terms in markets that are not integrated with Alon USA, LP’s Big Spring refinery, which has resulted in declining fuel sales volumes over the past several years.

Over the past several years, wholesale motor fuel costs have continued to be extremely volatile. The periods of higher motor fuel costs resulted in increases in our retail segment’s payment card expenses, since these fees are calculated as a percentage of the sales amount rather than gallons sold. We are able to partially mitigate these higher costs for our retail segment due to the payment card processing services offered by our wholesale segment, such that we are able to recoup a portion of those increased costs on a combined basis, as well as benefit from the increased fees received from third-party purchasers.

Results of Operations

The following table sets forth summary financial data from our financial statements as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010

Revenues:
Motor fuel	78.8%	66.6%	72.9%
Merchandise	20.6	32.5	26.1
Other, net	0.6	0.9	1.0

Total revenues	100.0%	100.0%	100.0%

Gross profit:
Motor fuel	2.3%	3.9%	3.6%
Merchandise	5.9	9.6	7.8
Other, net	0.6	0.9	1.0

Total gross profit	8.8	14.4	12.4
Operating, selling and administrative expenses	7.8	11.7	9.3
Depreciation, amortization and accretion	1.1	1.7	1.3
Other expense	0.4	0.5	0.2

Net income (loss) before income tax expense (benefit)	(0.5)	0.5	1.6
Income tax expense (benefit)	(0.1)	0.2	0.6

Net income (loss)	(0.4)%	0.3%	1.0%

The following tables provide summary financial and operating data for us and our two operating segments.

Alon Brands, Inc. Combined

	Year Ended December 31,
	2008	2009	2010
	(Dollars in thousands)

Statement of Operations Data:(1)
Revenues	$1,242,056	$811,540	$1,051,239
Cost of sales	1,132,752	695,638	920,434

Gross profit	109,304	115,902	130,805

Operating and selling expenses:
Operating, selling and administrative	97,105	95,291	98,112
Depreciation, amortization and accretion	13,704	13,592	13,550

Total operating and selling expenses	110,809	108,883	111,662

Operating income (loss)	(1,505)	7,019	19,143
Interest expense	5,097	3,893	3,176
Rental, interest and other income	554	559	594
Gain (loss) on sale of assets	(317)	—	286
Income tax expense (benefit)	(1,555)	1,268	6,267

Net income (loss)	$(4,810)	$2,417	$10,580

Other Financial Data:
EBITDA (unaudited)(2)	$12,410	$21,164	$33,571
Net cash provided by (used in):
Operating activities	35,596	17,354	31,779
Investing activities	(3,519)	(5,199)	(5,434)
Financing activities	(39,890)	(12,741)	(171)
Capital expenditures(3)	3,888	5,199	6,029

(1)	Excludes inter-company sales and expenses that are eliminated in the combined financial statements.

(2)	We define EBITDA as net income (loss) before net interest expense, income tax expense (benefit) and depreciation, amortization and accretion. We believe that EBITDA is useful to investors in evaluating our operating performance because:

• securities analysts and investors often use such calculations as a measure of financial performance and debt service capabilities;

• it facilitates management’s ability to measure operating performance of our business on a consistent basis since it removes the impact of items not directly resulting from our retail and wholesale marketing operations; and

• it is used by our management for internal planning purposes, including aspects of our operating budget, capital expenditures, as well as for segment and individual site operating targets.

EBITDA is not a recognized term under US GAAP and does not purport to be an alternative to net income as a measure of operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for an analysis of our results as reported under US GAAP. Some of these limitations include:

• it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• it does not reflect changes in, or cash requirements for, working capital;

• it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our credit facilities;

• it does not reflect payments made or future requirements for income taxes;

• although depreciation, amortization and accretion are non-cash charges, the assets being depreciated and amortized may be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

• because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,
	2008	2009	2010
	(Dollars in thousands)

Net income (loss)	$(4,810)	$2,417	$10,580
Depreciation, amortization and accretion	13,704	13,592	13,550
Interest expense, net	5,071	3,887	3,174
Income tax expense (benefit)	(1,555)	1,268	6,267

EBITDA	$12,410	$21,164	$33,571

(3)	Excludes capital assets acquired in business acquisitions and includes brand image enhancement expenditures.

Retail Segment

	Year Ended December 31,
	2008	2009	2010
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues(l)	$576,901	$545,738	$665,821
Cost of sales(2)	477,177	446,470	557,787

Gross profit	99,724	99,268	108,034

Operating and selling expenses:
Operating, selling, and administrative(3)	91,955	89,563	92,228
Depreciation, amortization and accretion	12,214	11,906	11,905

Total operating and selling expenses	104,169	101,469	104,133

Operating income (loss)	$(4,445)	(2,201)	$3,901

Operating Data (unaudited):
Number of motor fuel stores (end of period)	295	296	292
Fuel sales (thousands of gallons)	96,974	120,697	142,155
Fuel sales (thousands of gallons per site per month)(4)	27.3	34.2	40.3
Fuel margin (cents per gallon)(5)	20.9 ¢	13.9 ¢	12.9 ¢
Number of retail stores (end of period)	306	308	304
Merchandise sales	$253,295	$261,920	$274,264
Merchandise sales (per site per month)(6)	68.9	71.3	74.6
Merchandise margin	30.4%	30.7%	31.8%
Comparable merchandise store sales growth(7)	1.1%	3.3%	4.9%

(1)	Includes motor fuel sales, including federal and state excise tax, merchandise sales, and other commissions earned.

(2)	Excludes intercompany fuel rebates from our wholesale marketing segment. Intercompany fuel rebates are eliminated in our combined financial statements.

(3)	Excludes intercompany payment card processing fees from our wholesale marketing segment. Intercompany payment card processing fees are eliminated in our combined financial statements.

(4)	Motor fuel gallons sold on a per site, per month basis is calculated by the total gallons sold divided by total store months.

(5)	Retail fuel margin represents the difference between motor fuel revenues and cost of purchased fuel, net of rebates and discounts allowed, plus transportation costs and associated motor fuel taxes, expressed on a cents per gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(6)	Merchandise sales per site, per month is calculated by merchandise sales divided by total store months.

(7)	Includes only stores operated in the current and prior periods.

Wholesale Marketing Segment

	Year Ended December 31,
	2008		2009		2010
	(Dollars in thousands, except as noted)

Statement of Operations Data:
Revenues(l)	$665,155		$265,802		$385,418
Cost of sales(2)	655,575		249,168		362,647

Gross profit	9,580		16,634		22,771

Operating and selling expenses:
Operating, selling, and administrative	4,976		5,525		5,644
Depreciation, amortization and accretion	1,490		1,686		1,645

Total operating and selling expenses	6,466		7,211		7,289

Operating income (loss)	$3,114		$9,423		$15,482

Operating Data (unaudited):
Fuel volume	339,099		274,101		318,935
Sold to our retail convenience stores	92,677		120,013		141,814
Sold to unrelated parties	246,422		154,088		177,121
Fuel margin unrelated parties (cents per gallon)	1.7	¢	4.8	¢	5.6	¢
Distributor count (end of period)(3)	76		76		70
Retail outlet count (end of period)(4)	1,011		939		906
Average wholesale rack fuel price(5)	$2.65		$1.71		$2.18

(1)	Includes motor fuel sales, net of rebates and discounts allowed, payment card processing fees and other marketing and trade agreement program revenues less intercompany sales.

(2)	Excludes cost of intercompany motor fuel sales to our retail segment. Intercompany motor fuel cost of sales are eliminated in our combined financial statements.

(3)	Includes all active branded distributors with retail outlets, whether or not supplied by us with motor fuels, excluding our retail subsidiaries.

(4)	Includes all active branded retail outlets operating under a distributor sales agreement or a distributor license agreement, including the convenience stores operated by our retail segment.

(5)	Average wholesale rack fuel price is calculated as the branded gasoline and diesel rack sales price per gallon, prior to any early payment discounts given to FINA-branded distributors.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues

Combined.  Revenues for the year ended December 31, 2010 were $1,051.2 million, compared to $811.5 million for the year ended December 31, 2009, an increase of $239.7 million or 29.5%. This increase was primarily due to higher motor fuel volumes, higher motor fuel prices and increased retail merchandise sales, commissions and other net revenues.

Retail Segment.  Revenues for our retail segment were $665.8 million for the year ended December 31, 2010, compared to $545.7 million for the year ended December 31, 2009, an increase of $120.1 million or 22.0%. The increase was primarily attributable to higher average retail motor fuel prices and increased motor fuel volumes, as well as increased in merchandise sales, commissions and other net revenues.

Wholesale Marketing Segment.  Revenues for our wholesale marketing segment were $385.4 million for the year ended December 31, 2010, compared to $265.8 million for the year ended December 31, 2009, an increase of $119.6 million or 45.0%. This increase was primarily attributable to an increase in wholesale motor fuel prices and increases in sales volumes to both our retail-owned stores as well as to our third-party distributors.

Cost of Sales

Combined.  Cost of sales was $920.4 million for the year ended December 31, 2010, compared to $695.6 million for the year ended December 31, 2009, an increase of $224.8 million or 32.3%. This increase was primarily attributable to cost associated with the increase in wholesale and retail motor fuel prices and sales volumes and, to a lesser extent, the increase in merchandise sales.

Retail Segment.  Cost of sales for our retail segment was $557.8 million for the year ended December 31, 2010, compared to $446.5 million for the year ended December 31, 2009, an increase of $111.3 million or 24.9%. The increase is primarily associated with increased retail motor fuel prices and sales volumes and cost of sales associated with increased merchandise sales.

Wholesale Marketing Segment.  Cost of sales for our wholesale marketing segment was $362.6 million for the year ended December 31, 2010, compared to $249.2 million for the year ended December 31, 2009, an increase of $113.4 million or 45.5%. The increase is primarily attributable to costs associated with the increased motor fuel prices and sales volumes.

Operating, Selling and Administrative Expense

Combined.  Operating, selling and administrative expenses for the year ended December 31, 2010 were $98.1 million, compared to $95.3 million for the year ended December 31, 2009, an increase of $2.8 million or 2.9%. The increase was primarily due to increased personnel costs associated with increased motor fuel and merchandise sales volumes, higher royalties associated with increased merchandise sales and increased credit card fees. Operating and selling expenses, excluding depreciation, amortization and accretion, for the year ended December 31, 2009 included a $0.7 million expense associated with a fire at one of our retail locations. Allocated costs and expenses for administrative and shared services provided by Alon Energy totaled $2.5 for the year ended December 31, 2010, compared to $2.8 million for the year ended December 31, 2009, a decrease of $0.3 or 10.7%.

Retail Segment.  Operating, selling and administrative expenses for our retail segment for the year ended December 31, 2010 were $92.2 million, compared to $89.6 million for the year ended December 31, 2009, an increase of $2.6 million or 2.9%. The increase was primarily due to increased personnel costs associated with increased motor fuel and merchandise sales volumes, higher royalties on increased merchandise sales and higher credit card fees. Operating and selling expenses, excluding depreciation, amortization and accretion for the year ended December 31, 2009 included a $0.7 million expense associated with a fire at one of our retail locations.

Wholesale Marketing Segment.  Operating, selling and administrative expenses for our wholesale marketing segment for the year ended December 31, 2010 were $5.6 million, compared to $5.5 million for the year ended December 31, 2009, an increase of $0.1 million or 1.8%. The increase was due to additional personnel cost, taxes and benefits.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion was $13.6 million for each of the years ended December 31, 2010 and December 31, 2009. There were no significant additions to or retirements from our property and equipment for the year ended December 31, 2010.

Operating Income (Loss)

Combined.  Operating income was $19.1 million for the year ended December 31, 2010, compared to operating income of $7.0 million for the year ended December 31, 2009, an increase of $12.1 million or 172.9%. The increase was primarily attributable to improved wholesale and retail motor fuel volumes, somewhat offset by slightly lower retail motor fuel margins, improved in-store margins on our retail merchandise sales and commissions and continuing operating expense controls.

Retail Segment.  Operating income for our retail segment was $3.9 million for the year ended December 31, 2010, compared to operating loss of $2.2 million for the year ended December 31, 2009, an increase of $6.1 million. This increase was primarily due to an increase in motor fuel sales volumes, somewhat offset by lower retail motor fuel margins, increased in-store revenues, improved in-store retail margins and continuing control of operating expenses.

Wholesale Marketing Segment.  Operating income for our wholesale marketing segment was $15.5 million for the year ended December 31, 2010, compared to operating income of $9.4 million for the year ended December 31, 2009, an increase of $6.1 million or 64.9%. This increase was primarily due to higher motor fuel sales volumes to our retail-owned stores as well as increased motor fuel volumes to our third-party distributors and slightly higher wholesale margins for the year ended December 31, 2010.

Interest Expense, Net

Net interest expense was $3.2 million for the year ended December 31, 2010, compared to $3.9 million for the year ended December 31, 2009, a decrease of $0.7 million. This decrease was due to lower interest rates applied to amortized principal balances and the expiration of a fixed rate interest hedge in October 2010.

Income Tax Expense (Benefit)

Income tax expense was $6.3 million for the year ended December 31, 2010, compared to $1.3 million for the year ended December 31, 2009, an increase of $5.0 million or 384.6%. This increase resulted from our income before tax of $16.8 million for the year ended December 31, 2010, compared to income before tax of $3.7 million for the year ended December 31, 2009. Our effective tax rate was 37.2% for the year ended December 31, 2010, compared to an effective tax rate of 34.4% for the year ended December 31, 2009.

Net Income (Loss)

As a result of the foregoing, net income was $10.6 million for the year ended December 31, 2010, compared to net income of $2.4 million for the year ended December 31, 2009, an increase of $8.2 million or 341.7%.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues

Combined.  Revenues in 2009 were $811.5 million, compared to $1,242.1 million in 2008, a decrease of $430.6 million or 34.7%. This decrease was primarily attributable to lower motor fuel price per gallon and a decrease in motor fuel products sold to third-party distributors, partially offset by an increase in motor fuel gallons sold to our owned stores. The decrease in sales to third-party distributors resulted from a net decline of 72 retail outlets in our third-party distributor network, which was the result of allowing fuel supply agreements to expire in accordance with their terms in non-integrated markets.

Retail Segment.  Revenues for our retail segment were $545.7 million in 2009, compared to $576.9 million in 2008, a decrease of $31.2 million or 5.4%. Although retail motor fuel sales volumes increased, motor fuel revenues declined as a result of lower price per gallon. Revenues in our retail segment were also affected by an increase in merchandise sales and a decrease in commissions and other revenues.

Wholesale Marketing Segment.  Revenues for our wholesale marketing segment were $265.8 million in 2009, compared to $665.2 million in 2008, a decrease of $399.4 million or 60.0%. This decrease was primarily attributable to a decrease in motor fuel products sold to third-party distributors, partially offset by an increase in motor fuel gallons sold to our owned stores. The decrease in sales to third-party distributors resulted from a net decline of 72 retail outlets in our third-party distributor network, which was the result of allowing fuel supply agreements to expire in accordance with their terms in non-integrated markets.

Cost of Sales

Combined.  Cost of sales was $695.6 million in 2009, compared to $1,132.8 million in 2008, a decrease of $437.2 million or 38.6%. This decrease was primarily attributable to lower wholesale motor fuel sales volumes and lower average cost per gallon pricing. The decrease was partially offset by an increase in retail cost of goods sold associated with higher merchandise sales.

Retail Segment.  Cost of sales for our retail segment was $446.5 million in 2009, compared to $477.2 million in 2008, a decrease of $30.7 million or 6.4%. Although our retail motor fuel sales volumes increased, lower average motor fuel costs contributed to a decrease in cost of motor fuel sales, partially offset by a higher merchandise cost of sales resulting from increased merchandise sales.

Wholesale Marketing Segment.  Cost of sales for our wholesale marketing segment was $249.2 million in 2009, compared to $655.6 million in 2008, a decrease of $406.4 million or 62.0%. The decrease was primarily attributable to a decrease in motor fuel products sold to third-party distributors, partially offset by an increase in motor fuel gallons sold to our owned stores and lower average wholesale motor fuel cost per gallon. The decrease in sales to third-party distributors resulted from a net decline of 72 retail outlets in our third-party distributor network, which was the result of allowing fuel supply agreements to expire in accordance with their terms in non-integrated markets.

Operating, Selling and Administrative Expense

Combined.  Operating and selling expenses, excluding depreciation, amortization and accretion in 2009 were $95.3 million, compared to $97.1 million in 2008, a decrease of $1.8 million or 1.9%. This decrease was primarily attributable lower credit card fees on lower average retail price of motor fuel, improved cash and inventory management costs, partially offset by store labor increases based on additional in-store sales and a mid-2009 minimum wage increase that impacted labor cost during the second half of 2009 and the recognition of $0.7 million expense associated with a fire at one of our retail locations. Allocated costs and expenses for administrative and shared services provided by Alon Energy totaled $2.8 million for the year ended December 31, 2009 compared to $3.4 million for the year ended December 31, 2008, a decrease of $0.6 million or 17.6%. This decrease was primarily due to an acquisition of an additional refinery by Alon Energy in 2008 that decreased the retail and wholesale marketing segments’ portion of the allocation base.

Retail Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our retail segment in 2009 were $89.6 million, compared to $92.0 million in 2008, a decrease of $2.4 million or 2.6%. Increased personnel costs, taxes, and benefits of $2.3 million, primarily as a result of increased merchandise sales and a mid-year minimum wage increase, were partially offset by lower store utilities costs, lower credit card fees based on much lower retail motor fuel gasoline pricing during 2009, improved cash and inventory management resulting in less shortages and lower maintenance cost. A portion of these cost reductions were offset by the recognition of $0.7 million loss associated with a fire at one of our retail locations.

Wholesale Marketing Segment.  Operating and selling expenses, excluding depreciation, amortization and accretion for our wholesale marketing segment in 2009 were $5.5 million, compared to $5.0 million in 2008, an increase of $0.5 million or 10.0%. This increase was primarily attributable to increased personnel costs and additional lease and utilities.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion in 2009 was $13.6 million, compared to $13.7 million in 2008, a decrease of $0.1 million or 0.7%. This decrease was primarily attributable to minimal capital expenditures recorded in 2009 not offsetting current depreciation cost.

Operating Income (Loss)

Combined.  Operating income was $7.0 million in 2009, compared to operating loss of $1.5 million in 2008, an increase of $8.5 million. This increase was primarily attributable to much improved wholesale motor fuel margins, improved retail motor fuel volumes, offset somewhat by lower average retail motor fuel margins, and improved merchandise margins on higher merchandise sales.

Retail Segment.  Operating loss for our retail segment was $2.2 million in 2009, compared to operating loss of $4.4 million in 2008, an improvement of $2.2 million. This improvement was primarily due to reductions to operating and selling expenses that were partially offset by lower retail gross profit. Merchandise gross profit improved while retail motor fuel gross profit decreased on significantly lower retail motor fuel margins. These lower retail motor fuel margins were offset by 23.7 million additional motor fuel gallons sold in 2009 compared to 2008.

Wholesale Marketing Segment.  Operating income for our wholesale marketing segment was $9.4 million in 2009, compared to operating income of $3.1 million in 2008, an increase of $6.3 million or 203.2%. This increase was primarily attributable to much improved wholesale motor fuel margins, partially offset by 65.0 million fewer gallons sold in 2009 compared to 2008. Of the decreased wholesale motor fuel gallons, 92.3 million gallons are attributable to a decrease in motor fuel products sold to third-party distributors, partially offset by an increase in motor fuel gallons sold to our owned stores. The decrease in sales to third-party distributors resulted from a net decline of 72 retail outlets in our third-party distributor network, which was the result of allowing fuel supply agreements to expire in accordance with their terms in non-integrated markets.

Interest Expense, Net

Interest expense was $3.9 million in 2009, compared to $5.1 million in 2008, a decrease of $1.2 million or 23.5%. This decrease was primarily attributable to a lower interest rate under our First Amended Wells Fargo Credit Facility and decreasing amounts outstanding under our credit facilities.

Income Tax Expense (Benefit)

Income tax expense was $1.3 million in 2009, compared to income tax benefit of $1.6 million in 2008, an increase of $2.9 million. This increase resulted from our net loss in 2008, compared to net income in 2009. Our effective tax rate was 34.4% for 2009, compared to an effective tax benefit rate of 24.4% for 2008. This increase was primarily attributable to higher taxable income and increased state taxes in Texas.

Net Income (Loss)

As a result of the foregoing, net income was $2.4 million in 2009, compared to net loss of $4.8 million in 2008, an increase of $7.2 million.

Liquidity and Capital Resources

Our primary sources of liquidity have historically included cash on hand, cash generated from operating activities, credit facilities, parent company investments and trade credit for fuel purchases provided by our parent company. After giving effect to the corporate reorganization transactions and this offering, our future sources of liquidity will primarily consist of cash on hand, cash generated from operating activities, our open trade credit for fuel purchases provided by our parent company and the revolving component of the Second Amended and Restated Wells Fargo Credit Facility, which we believe will be sufficient to satisfy our anticipated cash requirements associated with operating our business during the next 12 months. Following the offering, we do not expect any further investments from our parent company.

We have entered into a fuel sales and licensing agreement with our parent company. Under this agreement our parent provides us with motor fuels on net 10-day payment terms. Our average time to turn our retail motor fuel inventory is approximately five days, resulting in approximately five days of float on the amounts collected from retail customers. Sales made through our wholesale marketing segment to distributors are made on net 10-day payment terms and, therefore, are not a source of significant liquidity. Our parent has not placed a limit on the amount of trade credit that we may utilize under this agreement.

Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any expansion of our business. Accordingly, we may require additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of near-term liquidity, future weakening of economic conditions could adversely affect our business, results of operations and cash flow. In addition, instability in the capital markets could adversely affect our ability to obtain additional capital from external sources to grow our business and would affect the cost and terms of such capital, if available at all.

Depending upon conditions in the capital markets and other factors, we may consider the issuance of debt or equity securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness or for other corporate purposes. Pursuant to our growth strategy, we will also consider acquisitions of, and investments in, assets or businesses that complement our existing assets and businesses. Such transactions, if any, are expected to be financed through cash on hand and from operations, bank borrowings, the issuance of debt or equity securities or a combination of two or more of those sources.

Substantially all of the assets owned by our retail subsidiaries are pledged under the Second Amended and Restated Wells Fargo Credit Facility. Additionally, we have pledged the receivables generated by our wholesale marketing segment’s fuel sales to secure obligations of Alon USA, LP under the Parent IDB Revolving Credit Agreement. As a result, substantially all of our assets are unavailable for us to use to secure our own working capital credit or similar facility. See “— Summary of Indebtedness — Parent Credit Facility Guarantee.”

Cash Flows

The following table sets forth our combined cash flows for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(Dollars in thousands)

Cash provided by (used in):
Operating activities	$35,596	$17,354	$31,779
Investing activities	(3,519)	(5,199)	(5,434)
Financing activities	(39,890)	(12,741)	(171)

Net increase (decrease) in cash and cash equivalents	$(7,813)	$(586)	$26,174

Cash Flows Provided By Operating Activities.  Net cash provided by operating activities for the year ended December 31, 2010 totaled $31.8 million, compared to $17.4 million for the year ended December 31, 2009. Net cash provided by operating activities for the year ended December 31, 2010 includes net income of $10.6 million, $16.0 million provided by adjustments for non-cash charges to depreciation, amortization and accretion and deferred income taxes, $7.7 million net working capital generated from operating activities, $1.1 million consumed in additional other non-current assets and $1.4 million used in the reduction of other non-current liabilities.

Net cash provided by operating activities for the year ended December 31, 2009 was $17.4 million compared to $35.6 million for the year ended December 31, 2008. Operating cash flows in 2009 were provided from net income of $2.4 million, $19.4 million provided by non-cash adjustments for depreciation, amortization and accretion, loss from fire and deferred income taxes, $1.6 million consumed by net changes in working capital components, $1.6 million used in the additions of other non-current assets and $1.2 million consumed in the reduction of other non-current liabilities for the year.

Cash Flows Used In Investing Activities.  Net cash used in investing activities was $5.4 million for the year ended December 31, 2010 compared to $5.2 million in the year ended December 31, 2009. The investing activities during the year ended December 31, 2010 and year ended December 31, 2009 were primarily associated with additions to store property and equipment and expenditures for brand image enhancement.

For the year ending December 31, 2008, net cash used in investing activities was $3.5 million, primarily associated with additions to property and equipment.

Cash Flows Used In Financing Activities.  Net cash used in financing activities totaled $0.2 million for the year ended December 31, 2010 compared to $12.7 million net cash used in financing activities during the year ended December 31, 2009. On December 30, 2010, $20.0 million cash was provided by advances on the Second Amended and Restated Wells Fargo Credit Facility. Commitment fees and other issuance cost under the Second Amended and Restated Credit Facility totaled $0.2 million. During the year ended December 31, 2010, net payments to parent and decreases from the change in net assets contributed from Alon Energy totaled $13.7 million and $6.2 million of cash was used to repay long-term debt and capital lease obligations. During the year ended December 31, 2009, net cash payments to parent and net changes in assets contributed from Alon Energy totaled $6.3 million, and $6.4 million of cash was used to pay long-term debt and capital lease obligations.

Net cash used in financing activities was $39.9 million for the year ended December 31, 2008. Uses of financing funds included $6.4 million for repayment of long-term debt and capital lease obligations and net changes in assets contributed from Alon Energy and payments to parent of $33.5 million.

Summary of Indebtedness

The following table sets forth summary information related to our Second Amended and Restated Wells Fargo Credit Facility and other material indebtedness as of December 31, 2010:

	As of December 31, 2010
	Amount	Total	Total
	Outstanding	Facility	Availability
	(Dollars in thousands)

Note payable, including current portion:
Second Amended and Restated Wells Fargo Credit Facility, refinancing term loan	$73,361	$73,361	$—
Second Amended and Restated Wells Fargo Credit Facility, additional term loan	10,000	10,000	—
Second Amended and Restated Wells Fargo Credit Facility, revolving credit loan	10,000	10,000	—
Other mortgage indebtedness	634	634	—
Capital lease	63	63	—

Total	$94,058	$94,058	$—

Wells Fargo Credit Facility.  On December 30, 2010, Southwest Convenience Stores, LLC (“SCS”), our subsidiary, entered into a credit agreement (the “Second Amended and Restated Wells Fargo Credit Facility”) that, as amended, matures on December 30, 2015. This amendment increased the amount outstanding under the original facility from $73.4 million (the “Refinancing Term Loan”) by $10.0 million (the “Additional Term Loan”) and also included a revolving credit loan (the “Revolving Credit Loan”) with a maximum loan amount of the lesser of the borrowing base or $10.0 million.

Borrowings under the Refinancing Term Loan bear interest at a Eurodollar rate (0.307% at December 31, 2010) plus 2.00% per annum with principal payments made in quarterly installments based on a 15-year amortization schedule.

Borrowings under the Additional Term Loan bear interest at a Eurodollar rate plus 2.75% per annum with principal payments made in quarterly installments based on a 5-year amortization schedule.

Borrowings under the Revolving Credit Loan bear interest at a Eurodollar rate plus 2.75% per annum.

The obligations under the Second Amended and Restated Wells Fargo Credit Facility are secured by a pledge of substantially all of the assets of SCS and Skinny’s, LLC and each of their subsidiaries, including cash, accounts receivable and inventory.

The Second Amended and Restated Wells Fargo Credit Facility contains certain restrictive covenants including financial maintenance covenants.

At December 31, 2010 and 2009, the term loans under the Second Amended and Restated Wells Fargo Credit Facility and the original facility had an outstanding balance under the term loans of $83.4 million and $79.7 million, respectively. At December 31, 2010, the Revolving Credit Loan had an outstanding balance of $10.0 million.

Other Indebtedness.  In 2003, we obtained $1.5 million in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7%, with 5- to 15-year payment terms. In September 2007, SCS entered into a lease for $0.2 million in connection with the purchase of retail store equipment. This capital lease is amortized over 60 months with title transferring for one dollar upon termination. The outstanding balance of the mortgage loans and capital lease totaled $0.7 million at December 31, 2010.

Parent Credit Facility Guarantee

Our parent is the borrower under the Parent IDB Revolving Credit Agreement, providing for revolving credit borrowings and letters of credit available to our parent up to the lesser of the credit limit of $240 million or the amount of the borrowing base calculated under the agreement. Alon Brands and Alon Marketing, our subsidiary, have provided an unsecured unconditional guarantee of all of our parent’s obligations under the Parent IDB Revolving Credit Agreement. Additionally, the accounts receivable generated by our wholesale marketing segment are pledged as collateral under the Parent IDB Revolving Credit Agreement.

As of December 31, 2010 and December 31, 2009, there was $122.0 million and $88.0 million, respectively, of borrowings outstanding under the Parent IDB Revolving Credit Agreement, and there were $117.0 million and $129.0 million, respectively, of letters of credit outstanding.

Alon Brands has not recorded any liability on its historical financial statements related to its guarantee of the Parent IDB Revolving Credit Agreement or the pledge of receivables thereunder.

Capital Spending

Our capital expenditures spent, primarily on the image conversion of additional wholesale locations and sustaining retail capital projects for 2010 totaled $6.0 million. Capital expenditures in 2009 and 2010 have been funded by cash on hand and cash generated from operations. In the event that we are required to install new signage in 2012 as a result of the expiration of the FINA license, we estimate that it would require $5.0 — $7.0 million in capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2010 is set forth in the following table:

	Payments Due by Period
	Less Than			More Than
Contractual Obligations(1)(2)	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands)

Note payable obligations	$6,975	$13,960	$72,792	$268	$93,995
Interest obligation(3)	2,531	4,716	3,884	169	11,300
Capital lease obligation	37	26	—	—	63
Fuel supply agreement(4)	595	1,190	1,190	8,925	11,900
Operating lease obligation	6,622	12,015	8,660	34,678	61,975
Pension benefit obligation(5)	—	416	—	—	416

Total obligations	$16,760	$32,323	$86,526	$44,040	$179,649

(1)	Excludes royalty fees relating to our license agreement with 7-Eleven. Although we currently plan to continue using the 7-Eleven trademark until circumstances require a change, royalty payments would cease immediately upon termination of the agreement. Using our 2010 royalty payment of $3.3 million to 7-Eleven as an estimate, royalty fees over the next five years would total $16.5 million. The actual royalty fees paid to 7-Eleven in the future will vary based on the gross merchandise sales of our 7-Eleven stores and the continuation of the license agreement.

(2)	Excludes costs and expenses related to the services provided to us by Alon Energy pursuant to our corporate services agreement due to our ability to terminate the services at any time. Using the costs and expenses of $2.5 million related to these services provided by Alon Energy in 2010 as an estimate, the costs and expenses over the next five years would total $12.5 million.

(3)	Represents an estimate of the interest payable under our Second Amended and Restated Wells Fargo Credit Facility. This interest obligation is based on an estimate of variable interest rates based on forecasted three-month LIBOR rates plus 2.0% to 2.75%.

(4)	Represents an estimate of motor fuel purchased under our fuel sales and licensing agreement based on annual minimum purchases of 248 million gallons at five-year historical average cost per gallon.

(5)	Represents an estimate of future expected funding requirements related to our unfunded defined benefit pension plan for an executive of the retail segment. See Note 13 to our audited financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Changes in motor fuel prices and interest rates are our primary sources of market risk. Our board of directors oversees all activities associated with the identification, assessment and management of our market risk exposure.

Motor Fuel Price Risk

We are exposed to market risks related to the volatility of motor fuel prices in our retail segment. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline, diesel and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives.

Our retail segment maintains inventories of motor fuels, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of December 31, 2010, we held approximately 1.9 million gallons of motor fuel at our retail convenience stores. The inventory cost of our motor fuel inventories is determined under the first-in, first-out (“FIFO”) method.

Interest Rate Risks

As of December 31, 2010 outstanding borrowings under the Second Amended and Restated Wells Fargo Credit Facility Refinancing Term Loan bear interest at the Eurodollar rate (“LIBOR”) plus 2.0% per annum. Outstanding borrowings under the Second Amendment and Restated Wells Fargo Credit Facility’s Additional Term Loan and Revolving Credit Loan bear interest at Eurodollar (“LIBOR”) plus 2.75%. An increase of 1% in LIBOR would result in an increase in our interest expense of approximately $0.9 million per year.

Critical Accounting Policies

We prepare our combined financial statements in conformity with US GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time that affect the reported amount of revenues and expenses during the reporting period and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially adversely affect the amounts recorded in our combined financial statements.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results of operations, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our accounting policies are described in the notes to our audited combined financial statements included elsewhere in this prospectus. We believe the following policies to be the most critical in understanding the judgments involved in preparing our combined financial statements.

Inventory.  Our inventories are stated at the lower of cost or market. Materials and supplies are stated at average cost. Cost for our motor fuels inventory is determined under the FIFO method. Our convenience store merchandise inventory is determined under the retail inventory method.

Environmental and Other Loss Contingencies.  We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Our environmental liabilities represent the estimated cost to investigate and remediate contamination at our properties. Our estimates are based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Accruals for estimated liabilities from projected environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. These accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable, and we record them without considering potential recoveries from third parties. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable. We update our estimates to reflect changes in factual information, available technology and applicable laws and regulations.

Goodwill and Intangible Assets.  Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Intangible assets with finite useful lives are amortized on a straight-line basis over one to 40 years. Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use December 31 of each year as our valuation date for annual impairment testing purposes.

Impairment of Long-Lived Assets.  In evaluating our assets, long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

Recent Accounting Pronouncements

In March 2008, the FASB issued new disclosure requirements for derivative instruments and hedging activities. These new disclosure requirements are intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. These new disclosure requirements are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and had no impact on our combined balance sheets, statements of operations, statement of member’s interest and equity or statements of cash flows but require disclosure in the notes to the combined financial statements.

In April 2008, the FASB issued guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of this guidance did not have a material effect on our financial position, results of operations, or cash flows.

In December 2008, the FASB issued a new accounting pronouncement that requires additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. It is effective for financial statements issued for interim or annual periods ending after December 15, 2008. We adopted the pronouncement on January 1, 2009. Because it affects disclosures only, it had no impact on our financial position, results of operations, or cash flows.

In April 2009, the FASB issued a new accounting pronouncement that requires, on an interim basis, disclosures about the fair value of financial instruments for public entities. It is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this pronouncement on June 30, 2009. The adoption of this pronouncement did not have a material effect on our financial position, results of operations, or cash flows.

In June 2009, the FASB issued a new accounting standard for variable interest entities, which improves financial reporting by enterprises involved with variable interest entities and addresses (1) the effects on certain provisions of previous accounting standards, as a result of the elimination of the qualifying special-purpose entity concept and (2) constituent concerns about the application of certain key provisions of previous accounting standards, including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This standard is effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and for interim periods within that annual reporting period. Early adoption is prohibited. The adoption of this standard did not have a material effect on our combined financial statements.

BUSINESS

Our Company

We are the largest 7-Eleven licensee in the United States and we are a leading marketer and supplier of motor fuels in the South Central and Southwestern United States. Our business consists of two operating segments: retail and wholesale marketing. As of December 31, 2010, our retail segment operated 304 convenience stores in Central and West Texas and New Mexico, substantially all of which are operated under the 7-Eleven and FINA brands. Through our 7-Eleven licensing agreement, we have the exclusive right to operate 7-Eleven convenience stores in substantially all of our existing retail markets and many surrounding areas. Our wholesale marketing segment markets and supplies branded motor fuels and provides brand support and payment services to distributors supplying approximately 633 locations, including all 292 company-owned stores that sell motor fuel. In markets where we choose not to supply fuel products we also sub-license the FINA brand and provide the same brand support and payment services to distributors supplying approximately 261 additional locations in these regions. We believe our leading brand offerings, advantageous fuel supply agreement, leading market position and complementary business model provide us with competitive advantages and position us well for continued growth.

Historically, our business was accounted for as an operating segment of Alon Energy, an independent refining company listed on the New York Stock Exchange, or NYSE, under the symbol “ALJ.” Alon Energy owns and operates four crude oil refineries located in Texas, California, Louisiana and Oregon. After completion of this offering, Alon USA, LP, a subsidiary of Alon Energy, will continue to own approximately     % of our common stock (     % if the underwriters over-allotment is exercised in full). Alon Energy is majority-owned by Alon Israel Oil Company, Ltd., or Alon Israel, an Israeli limited liability company and one of the largest operators of retail gasoline and convenience stores in Israel. Our ongoing relationships with Alon Energy and Alon Israel provide us with secure fuel supply and retail operating expertise, which we believe provide us with a competitive advantage.

Our History

In November 2008 Alon Brands, Inc., a Delaware corporation, was formed as a result of the conversion of Alon USA Interests, LLC, which was formed as a Texas limited liability company in September 2002. See “Corporate Reorganization Transactions.” Prior to this offering, we have operated our businesses as a segment of Alon Energy. In June 2007 we acquired Skinny’s, a privately held company that owned and operated 102 convenience stores in Central and West Texas, and in July 2006 we acquired 40 retail convenience stores from Good Time Stores, Inc. in El Paso, Texas. Prior to the corporate reorganization transactions to be completed immediately prior to this offering, we have not operated independently of Alon Energy.

Our Industry

Convenience Stores.  Our retail segment operates within the large and growing U.S. convenience store industry. According to NACS, sales in the industry have grown from $234.0 billion in 1999 to $511.1 billion in 2009, which represents a CAGR of 13.1%. This industry is highly fragmented, with the 10 largest convenience store operators controlling approximately 9.1% of the total convenience stores in 2009. Furthermore, convenience store operators with 50 or fewer stores accounted for approximately 75% of all convenience stores in 2009.

We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores and other alternative formats;

•	Increasing size and complexity of the big box retail format, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home;

•	Increasing significance of the advantages of scale given the highly fragmented nature of the industry; and

•	Continuing opportunities to grow through acquisitions given industry fragmentation and continued divestitures of retail convenience stores by major oil companies.

Motor Fuel Marketing and Supply.  In recent years, the market for wholesale distribution of motor fuel products has experienced a number of changes which we believe provide opportunities to grow our wholesale marketing segment, including:

•	Consolidation among major petroleum product producers which has resulted in fewer recognizable brands available to distributors and convenience store operators;

•	A 46% reduction in the number of operating crude oil refineries over the last 28 years as well as a number of recent temporary facility closures, which has resulted in less access to product and increased the importance of obtaining a secure fuel supply source; and

•	Increased scrutiny by oil companies and refiners in selecting distributors, with a preference for larger distributors capable of handling higher volumes, limiting smaller distributors’ access to product.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Leading 7-Eleven Convenience Store Brand.  7-Eleven is the world’s largest convenience store retailer and operates, franchises or licenses approximately 8,200 7-Eleven stores in North America and more than 39,000 7-Eleven stores around the world. We are the largest 7-Eleven licensee in the United States and have a perpetual and exclusive license to use the 7-Eleven brand in substantially all of our retail markets and many surrounding areas. Our licensing arrangement allows, but does not require, us to offer well-known proprietary products, including Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs. These products are significant contributors to our merchandise margin which exceeds the industry average. Additionally, we benefit from access to 7-Eleven’s successful and innovative new product development, marketing techniques, national advertising campaigns and proprietary retail information.

Leading Market Position in Attractive Markets.  We believe we are the largest convenience store operator by number of stores in the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Albuquerque, New Mexico. A majority of our stores are located in counties where the population and employment growth rates exceeded the national average over the last five years based on U.S. Census Bureau and Bureau of Labor Statistics information. We believe we will continue to benefit from the regional economy’s focus on energy and agriculture and the stability provided by military bases in the region.

Attractive Wholesale Marketing Segment.  Our wholesale marketing segment supplies our retail convenience stores as well as branded distributors with motor fuel and provides brand support services such as payment card processing, branding and construction incentives, customer loyalty programs, innovative mobile marketing initiatives, a proprietary private label credit card offering, signage and traditional marketing incentives. Given the relatively low operating costs and capital requirements of our wholesale marketing segment, we believe this segment will continue to generate free cash flow in the future, which can be utilized to fund our growth strategy.

Advantageous Long-Term Fuel Supply Agreement.  We have entered into a long-term supply agreement with our parent to secure substantially all of our motor fuel requirements following the consummation of this offering. This new agreement will provide cost-advantaged pricing and a secure fuel supply. This agreement will also provide a platform for growth in existing and new markets, such as Louisiana and Southern California, where Alon Energy owns and operates refineries.

Complementary Business Model.  We believe our wholesale marketing operations and related brand sub-licensing provide us with a diverse source of revenues to complement our retail operations. In addition to increasing our overall scale and providing us with additional sales and income opportunities over other convenience store operators, our wholesale operations minimize certain risks facing convenience store-only operators, such as higher payment card expenses and volatility in retail motor fuel margins. For example, our wholesale marketing segment’s payment card processing services revenues partially offset our retail segment’s payment card expenses. Furthermore, we believe our complementary operations enhance our flexibility to grow in existing and new markets and enhance the overall stability of our business.

Experienced Management with Significant Operating Expertise.  Our senior management team averages more than 20 years of relevant experience in the retail and fuel marketing industries. We believe our management team’s experience and accomplishments position us well for continued growth. We also benefit from the management and transactional expertise provided through our relationships with Alon Energy and Alon Israel, which has grown since its formation in 1989 to become one of the largest operators of retail gasoline and convenience stores in Israel.

Our Growth Strategy

We believe there are significant opportunities to continue to expand our businesses and increase our sales and profitability through implementation of the following strategies:

Optimize Our Retail Operations.  Following our separation from Alon Energy and this offering, we believe we will have access to sufficient capital to invest in and optimize our retail operations. We have already improved our fuel offering through installation of modern fuel dispensers at a majority of our locations. Additionally, at a number of locations we have installed digital pricing signs and implemented fuel pricing optimization strategies. We have found these improvements have resulted in increases in same-store fuel sales as well as merchandise sales. Our plan is to continue to improve our fuel offering and to take advantage of the expected increase in inside traffic with a more inviting store presentation, new products and services, more effective positioning of high-margin, high-volume product categories and improved utilization of our point-of-sale systems.

Increase Sales of Higher Margin Foodservice Products.  We believe there is a significant opportunity to increase our sales of higher margin foodservice products, especially hot-dispensed, frozen and fountain beverages. Our 7-Eleven license agreement gives us access to 7-Eleven’s entire program of proprietary foodservice products and also allows us to offer third-party foodservice products. After completion of this offering, we intend to take advantage of both options and to accelerate implementation of a network-wide foodservice expansion program. This expansion will focus initially on beverage categories with additions to equipment and foodservice area remodels.

Enhance Our Wholesale Marketing Operations.  We have implemented and continue to implement changes to our wholesale marketing programs to increase the ratability, or consistency, of our distributors’ purchases of motor fuel products, which further enhances our profitability. We plan to continue to grow our distributor network in our current markets through our offering of branded motor fuel, reliable fuel supply, brand support, innovative direct marketing campaigns and payment card processing services. In addition, we intend to expand our branded fuel supply offering into new markets, including markets in which Alon Energy now operates, or in the future may acquire, refineries.

Grow Our Retail Store Base.  Over the last five years, we have increased our retail store count from 167 to 304 by completing and integrating two significant acquisitions of distributors serviced by our wholesale marketing segment. We have improved the profitability of these acquired stores through rebranding them to the 7-Eleven brand, realizing the benefits of increased scale and improved offerings based on local consumer tastes. We believe our acquisition experience, our scalable infrastructure and the immediate opportunity for sales growth resulting from rebranding to the 7-Eleven brand form a strong platform for future growth. Acquisitions of additional stores provide us the opportunity to increase our overall profitability and also allow us to generate incremental revenues from fuel supplied by our wholesale marketing segment. We expect to continue to grow our retail store base after completion of this offering, primarily through acquisitions of stores that will complement our existing operations. Such acquisitions would allow us the opportunity to realize the benefits of increased scale, improved store profitability from rebranding to 7-Eleven and the generation of incremental wholesale fuel sales volume.

Risks Related to our Business and Strategy

Despite the competitive strengths and our growth strategy described above, our business remains subject to numerous risks, uncertainties and challenges that may affect our financial and operating performance and our ability to execute on these strategies or realize the benefits of our competitive strengths. Some of the principal competitive challenges and risks that we face include, but are not limited to:

•	the volatility of motor fuel prices, where significant changes in prices can materially and adversely affect our profitability in both our wholesale marketing and retail segments;

•	our dependence on our parent company to supply substantially all of our motor fuel requirements under a fuel supply agreement, which contains minimum and maximum volume purchase terms and a change of control provision, each of which could limit or terminate altogether our ability to receive the favorable pricing terms and certainty of supply provided by that agreement;

•	the importance of our 7-Eleven license agreement for branding and marketing initiatives, the loss of which could materially adversely affect our business;

•	the highly competitive markets in which we compete for motor fuel distribution and retail merchandising;

•	changes in consumer spending behavior or travel trends in our markets, as well as declines in general or local economic conditions, any of which could result in a decrease in our motor fuel and retail merchandise sales; and

•	the costs of compliance with federal, state and local regulations, including environmental, economic, safety and other laws, policies and regulation that could increase our operating costs or result in declining sales.

These risks and others are described in more detail under the caption “Risk Factors” included elsewhere in this prospectus and could materially adversely affect our business, prospects, financial condition, cash flows and results of operations.

Retail

As of December 31, 2010, we operated 304 retail convenience stores located in Central and West Texas and New Mexico. Our convenience stores, substantially all of which operate under the 7-Eleven and FINA brands, typically offer motor fuel, food products, tobacco products, non-alcoholic and alcoholic beverages and general merchandise to our customers. We believe we are the largest independent operator of retail convenience stores in each of the cities of Abilene, Big Spring, El Paso, Lubbock, Midland, Odessa and Wichita Falls, Texas. We also have a significant presence in Waco, Texas and Albuquerque, New Mexico. Our markets are characterized by high population and employment growth, particularly in West and Central Texas, and many of our geographic regions have remained economically robust given the regional economies’ focus on energy and agriculture and the presence of military bases. Substantially all of our motor fuel sold at our retail convenience stores is supplied by our wholesale marketing segment. We are the largest independent licensee of the 7-Eleven brand in the United States, and we have an exclusive license to use the well-known FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. In addition, we operate 23 stores near Waco, Texas that are outside of our 7-Eleven license area and are operated under the Skinny’s brand.

For the year ended December 31, 2010, our retail segment generated revenues of $665.8 million and gross profit of $108.0 million. The following table sets forth revenues and gross profits from our retail segment for those periods:

	Year Ended December 31, 2010
	Revenues		Gross Profit
	(Dollars in thousands)

Motor fuel	$384,148	57.7%	$18,377	17.0%
Merchandise	274,264	41.2	82,248	76.1
Other, net	7,409	1.1	7,409	6.9

Total	$665,821	100.0%	$108,034	100.0%

Store Locations

As of December 31, 2010, 281 of our 304 retail convenience stores were located in Central and West Texas and 23 were located in or near Albuquerque, New Mexico. 281 of our stores are operated under the 7-Eleven and FINA brands, while the remaining stores operate under the Skinny’s and FINA brands. Our stores are generally open 24 hours, 365 days a year, and substantially all of our stores sell motor fuel. Our typical store sizes range from 2,000 to 2,500 square feet.

Merchandise and Foodservice Sales

Our retail convenience stores typically offer a variety of food products, tobacco products, carbonated and non-carbonated and non-alcoholic and alcoholic beverages, snacks, groceries and non-food merchandise. Our stores generally stock merchandise that is tailored to local market preferences. Our 7-Eleven branded stores carry products such as Slurpee® frozen carbonated beverages, Big Gulp® beverages and Big Bite® hot dogs, which are unique to the 7-Eleven brand. In addition, we operate ATM and money order programs in each of our stores and also provide other products and services such as lottery, prepaid telephone cards and gift cards.

Our position as a 7-Eleven licensee allows Alon Brands full access to 7-Eleven’s foodservice programs and consulting and we are utilizing this benefit in the evaluation of 7-Eleven’s proprietary foodservice offerings. 7-Eleven has prepared on-site and commissary distributed food programs that could be introduced in many of our markets. We are also exploring third-party foodservice offerings that may have more appeal in some regional markets. We intend to tailor our foodservice offerings to the local demographics in selected markets that we serve.

The following table sets forth the percentage by category of our retail merchandise revenues based on available category sales data for substantially all of our retail stores at the end of period:

Year Ended
December 31,
2010(1)

Beer, wine and liquor	27%
Cigarettes and tobacco	31%
Package beverages	15
Foodservice, including fountain	7
Other merchandise	20%

Total	100%

(1)	Category sales are based on data from our retail stores’ point-of-sale checkout or back office systems.

Retail Management, Merchandise Distribution and Supply

Each of our stores has a store manager who supervises a staff of full-time and part-time employees. The number of employees at each convenience store varies based on the store’s size, sales volume and hours of operation. Typically, a geographic group of six to ten stores is managed by a supervisor who reports to a district manager. Five district managers are responsible for a varying number of stores, depending on the geographic size of each market and the experience of each district manager. These district managers report directly to our retail management headquarters in Odessa, Texas. We also maintain a regional retail operations office in Abilene, Texas.

The merchandise requirements of our convenience stores are serviced at least weekly by over 100 direct-store delivery, or DSD, vendors. In order to minimize costs and facilitate deliveries, we utilize a single wholesale distributor, McLane Company, Inc., for non-DSD merchandise products. We purchase our products from McLane at cost plus an agreed-upon percentage mark-up. For the year ended December 31, 2010, approximately 48% of our retail merchandise sales were purchased from McLane. Our current supply contract with McLane expires in December 2011. We typically do not have contracts with our DSD vendors.

Retail Motor Fuel Sales

We offer FINA-branded motor fuel at 292 of our retail convenience stores. We purchase substantially all of our motor fuel requirements for resale at our convenience stores from our wholesale marketing segment, a majority of which is supplied from Alon Energy’s Big Spring, Texas refinery. Fuel is purchased as needed to replenish supply at each retail store location.

The following table sets forth certain information regarding our retail motor fuel sales for the periods indicated below:

	Year Ended December 31,
	2008	2009	2010

Motor fuel sales (in thousands)(1)	$315,756	$276,951	$384,148
Motor fuel gallons sold (in thousands)(3)	96,974	120,697	142,155
Average gallons sold per store (in thousands)(3)	328	410	483
Average retail price per gallon(1)(3)	$3.26	$2.29	$2.70
Retail gross profit (cents per gallon)(2)(3)	20.9¢	13.9¢	12.9¢
Stores selling motor fuel(3)	295	296	292

(1)	Includes excise tax.

(2)	Before payment card expense.

(3)	Unaudited.

7-Eleven and FINA License Agreements

We are party to a license agreement with 7-Eleven, Inc., which gives us a perpetual license to use the 7-Eleven trademark, service name and trade name in West Texas and a majority of the counties in New Mexico in connection with our retail store operations. 7-Eleven has advised us that we are the largest 7-Eleven licensee in the United States based on number of stores.

The FINA brand is a well-recognized trade name in the South Central and Southwestern United States. We sub-license the right to use the FINA name and related trademarks within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah from Alon Energy, which has an exclusive license through 2012 to use the FINA name and related trademarks in connection with the sale (including resale by distributors) of motor fuels in these areas. Prior to the expiration of this license, we intend to review our alternatives for branding our motor fuel, including seeking to extend our FINA sub-license, licensing a new brand or developing our own motor fuel brand.

Technology

We utilize a point-of-sale checkout system that includes merchandise scanning, pump control, peripheral device integration, shortage-control tools and daily operations reporting. This system enhances our ability to offer a greater variety of promotions with a high degree of flexibility regarding definition (by store, group of stores, region or other subset of stores) and duration. We also are able to receive enhanced management reports that will assist our decision-making processes. We believe this system will allow our convenience store managers to spend less time preparing reports and more time analyzing these reports to improve convenience store operations. We plan to use this system as a platform to support other marketing technology products, including interactive video and bar-code coupons at the pump.

Wholesale Marketing

Our wholesale marketing segment purchases motor fuel, primarily from Alon Energy, and resells the motor fuel through various terminals to supply approximately 633 locations, including both our retail locations and other FINA-branded independent locations. For the year ended December 31, 2010, our wholesale marketing segment sold 318.9 million gallons of branded motor fuel for distribution to our retail convenience stores and other retail distribution outlets. Our branded wholesale motor fuel is sold under the FINA brand, and we have an exclusive license through 2012 to use the trademark in the wholesale distribution of motor fuel within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah.

The following table summarizes fuel gallons distributed to our company-owned stores and to third-party distributors for the periods indicated below:

	Year Ended December 31,
	2008		2009		2010
	Gallons	%	Gallons	%	Gallons	%
	(Gallons in thousands)
	(unaudited)

Company-owned retail stores	92,677	27.3%	120,013	43.8%	141,814	44.5%
Third-party distributors	246,422	72.7	154,088	56.2	177,121	55.5

Total	339,099	100.0%	274,101	100.0%	318,935	100.0%

The following table highlights certain information regarding our wholesale marketing motor fuel sales to third-party distributors (excludes sales to retail segment) for the periods indicated below:

	Year Ended December 31,
	2008	2009	2010

Motor fuel sales (in thousands)	$663,126	$263,679	$382,276
Motor fuel gallons sold (in thousands)(1)	246,422	154,088	177,121
Average wholesale price per gallon(1)	$2.69	$1.71	$2.16
Wholesale gross profit cents per gallon(1)	1.7¢	4.8¢	5.6¢

(1)	Unaudited.

Distribution Network and Distributor Arrangements

We purchase our motor fuel from Alon Energy and then resell the fuel to our retail locations and to approximately 23 third-party distributors, who then supply and resell to other retail outlets. The supply agreements we maintain with our distributors are generally for three-year terms and usually include 10-day payment terms. All supplied distributors comply with wholesale marketing’s ratability program, which involves incentives and penalties based on the consistency of their purchases.

Supply Arrangement

We have entered into a long-term fuel supply agreement with Alon Energy. Under this agreement, pricing terms are based on a formula incorporating Platt’s and OPIS-based closing prices. The agreement’s minimum volume requirements will allow us to acquire a portion of our motor fuels from other suppliers in order to take advantage of below-market or distress pricing, although such purchases will not count against the minimum volume requirements.

FINA Brand Sub-Licensing

Our wholesale marketing segment also sub-licenses the FINA brand and provides payment card processing services, advertising programs and loyalty and other marketing programs to 49 distributors supplying approximately 261 additional stores. We offer sub-licensing to distributors supplying geographic areas where we choose not to supply motor fuels. This sub-licensing program allows us to expand the geographic footprint of the FINA brand, thereby increasing its recognition. Each sub-licensee pays royalties on a per gallon basis and is required to comply with the minimum standards program and utilize our payment card processing services.

Alon Brands Image Excellence and Clean Team Program

Alon Brands maintains an image consistency program that is designed to enhance the image and customer appeal of our wholesale and retail network of stores. The program consists of quarterly site inspections performed by a third-party organization. Each quarter every location in our wholesale and retail network is graded against a specific set of criteria and receives a score based upon their compliance with these criteria. Store level incentives are provided for the highest scoring locations and both retail and wholesale programs are refreshed annually to keep the program vibrant.

Payment Card Processing

We believe that offering payment card processing services to our distributors and sub-licensees provides a significant advantage to our branded marketing business. We provide these services through a third-party provider, which acts as a clearinghouse with MasterCard, VISA, American Express, Discover and debit card issuers. Our customers’ payment card transactions are communicated directly to the third-party provider, which then transmits those transactions to the appropriate card issuers.

Our fees payable to MasterCard, VISA, American Express, Discover and debit card issuers are contracted through the third-party provider. Although our fees may vary by card type, we charge our customers, including our retail convenience stores, a percentage-based fee plus a transaction fee for each card type to simplify the fee structure. Our rates are designed to provide a margin on the difference between the fees paid by our distributors and fees charged by the various card associations. The fees are not designed to be a major profit center, but rather to cover overhead and ancillary expenses of maintaining the payment card network system.

For MasterCard, VISA, American Express, Discover and debit cards, the third-party provider provides us with daily settlement of transactions. We generally provide our customers with payment or credit for transactions within five days. We also generally retain the settlement funds for such payment and transactions that we process as a credit against any payments due to us from our distributors or sub-licensees. As a result, offering these payment services also reduces our credit risk.

Technology

Our wholesale segment relies on technology to enhance our operations and provide meaningful data and tools for management to evaluate and manage the profitability of our motor fuel distribution business. We have a licensing arrangement with a third-party provider for payment card processing and clearinghouse services for payment card purchases at many of our retail segment’s stores, as well as all of the third-party retail locations supplied by our wholesale distributors or the sub-licensed FINA stores for which we provided branded services. Under our arrangement with the third-party provider, proprietary software is provided to each of these retail locations to provide secure data transfer of payment card transactions directly to the third-party provider for daily processing of each payment card transaction at these retail locations. We also license JD Edwards enterprise software tailored for our wholesale business that collects and analyzes the data from each of these payment card transactions that we process, providing our management with valuable information on consumer purchasing tendencies and trends. Additionally, we use a proprietary software program to further break-down and analyze our wholesale segment’s payment card transactions.

Our wholesale segment also licenses pricing optimization software that assists management in modeling and making timely pricing decisions in order to maximize our gross margin in motor fuel sales. In addition, we utilize licensed software to manage our customers’ motor fuel purchases and delivery arrangements.

Competition

The retail convenience store industry is highly competitive given its relative ease of entry and frequently changing competitors and offerings. Our retail segment competes not only with other retail convenience store chains and independent store operators, but also with motor fuel stations, supermarkets, discount stores, drugstores, club stores and other merchandise and motor fuel retailers. Major retail competitors in our markets include Valero Energy Corporation, Chevron Corporation, ConocoPhillips, Susser Holdings Corporation (Stripes® brand), Alimentation Couche-Tard Inc. (Circle K® brand), Western Refining, Inc. and various other independent operators. The principal factors affecting competition among our retail convenience stores are location and ease of access, price, brand recognition, store appearance and cleanliness, product quality and breadth of product offering. We expect to continue to face competition from large, integrated oil companies, as well as from other convenience stores that sell motor fuels. Additionally, national grocery and dry goods stores, such as Wal-Mart Stores, Inc., The Kroger Co. and Costco Wholesale Corporation, as well as regional grocers and retailers, are increasingly entering the motor fuel retailing business. Many of these competitors are substantially larger than we are and, because of their diversity, integration of operations and greater resources, may be better able to withstand adverse market conditions and competitive pricing.

Our wholesale marketing segment competes with major oil companies and independent motor fuel distributors. The principal competitive factors affecting our wholesale motor fuel marketing segment are price, brand, quality of product, service quality, reliability and availability of supply.

Trade Names, Service Marks and Trademarks

Pursuant to our perpetual license agreement with 7-Eleven, Inc., we have contractual rights to use the 7-Eleven name and certain 7-Eleven-owned trademarks, service marks and other intellectual property related to the 7-Eleven brand and store concept. We also have contractual rights pursuant to our FINA license agreement, which expires in August 2012, to be the exclusive marketer of motor fuel under the FINA brand in Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah, and use the FINA trade name. We also own the proprietary trade dress used on our retail convenience store motor fuel canopies and other signage and own and use the “Alon Brands” and “Skinny’s” names and logos as our trademarks. We believe the use of these trademarks and other intellectual property is beneficial to our business operations and currently provides us with a competitive advantage but is not material to our operations.

Governmental Regulation and Environmental Matters

We are subject to regulation under numerous federal, state and local laws. The following description highlights what we believe are the material regulatory and environmental compliance matters affecting our operations.

Motor Fuel Marketing

The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a refiner and a distributor pursuant to which the refiner permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sub-license the FINA brand to our distributors in connection with their distribution and sale of motor fuels. The PMPA provides that we may not terminate or fail to renew our distributor contracts unless certain preconditions or grounds for termination or nonrenewal are met and notice requirements are satisfied. If we terminate or fail to renew one or more of our distributor contracts in the absence of the specific grounds permitted by the PMPA or fail to comply with the prescribed notice requirements in effecting a termination or nonrenewal, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us.

Environmental Compliance

Our business is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, the remediation of contaminated soils and groundwater and the health and safety of our employees. We have incurred and will continue to incur capital and operating costs in order to comply with applicable environmental requirements.

We store motor fuel in underground storage tanks at our retail locations and are required to make financial expenditures to comply with federal, state and local regulations governing the operation and closure of such underground storage tanks. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the Environmental Protection Agency, or EPA, has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. Compliance with existing and future state and federal environmental laws regulating underground storage tank systems of the kind we use may require significant capital expenditures in the future. These expenditures may include upgrades, modifications and the replacement of underground storage tanks and related piping to comply with current and future regulatory requirements designed to ensure the detection, prevention, investigation and remediation of leaks and spills.

In addition, the Federal Clean Air Act and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. The regulatory requirements with respect to underground storage tank systems of the kind we use may become more stringent or apply to an increased number of underground storage tanks in the future, which would require additional, potentially significant, expenditures.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for cleanups or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We seek to comply with these requirements by maintaining insurance, which we purchase from private insurers, and in certain circumstances, rely on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels. The coverage afforded by each fund varies and is dependent upon the continued maintenance and solvency of each fund. For example, in Texas, we meet our financial responsibility requirements by state trust fund coverage for claims asserted prior to December 1998 (claims reported after that date are ineligible for reimbursement) and meet such requirements for claims asserted after that date through insurance purchased from a private insurance company. In New Mexico, we meet our financial responsibility requirements by participating in state trust fund coverage.

We are currently responsible for investigating and remediating contamination caused by leaking underground storage tanks at a number of our current and former properties. We are entitled to reimbursement for certain of these costs under various third-party contractual indemnities, state trust funds and insurance policies, subject to eligibility requirements, deductibles and per incident annual and aggregate caps. While we are not currently aware of any contaminated properties as to which material outstanding claims or obligations exist, the discovery of additional or more extensive contamination or the imposition of additional cleanup obligations at these or other sites could result in significant liability. To the extent third parties (including insurers and state trust funds) do not pay for investigation and remediation, insurance is not available or the state trust funds cease to exist or become insolvent, we will be obligated to make additional payments.

We may not have identified all of the environmental liabilities at all of our current and former locations. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or that may exist at locations that we may acquire. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments, including legislative, regulatory and other legal developments in various phases of discussion or implementation that may limit greenhouse gas emissions or increase fuel economy standards, could require us to make additional capital expenditures, incur additional liabilities or negatively affect the market for motor fuel.

Sale of Alcoholic Beverages and Tobacco Products

Our retail convenience stores are subject to state and local laws which restrict the sale of alcoholic beverages and tobacco products to persons who meet legal age requirements and in some circumstances limit the hours of operations for the sale of alcoholic beverages. We are also subject to state and local regulatory agencies which have authority to approve, revoke, suspend or deny the renewal of permits and licenses required for the sale of alcoholic beverages, as well as issue fines and other penalties to stores and employees for the improper sale of alcoholic beverages and tobacco products. Failure to comply with these laws and regulations may result in the loss of licenses or permits or imposition of fines and penalties on our retail convenience stores or license holders, which could result in a material adverse effect on our results of operations. In addition, many states may impose liability on retailers of alcoholic beverages for damages caused by intoxicated persons who purchased alcoholic beverages from them. We seek to minimize our risk for such liability or regulatory action through staff training and company-wide policies and procedures, as well as the maintenance of general liability insurance.

Safety, Health and Employment

We are also subject to numerous federal, state and local safety and health laws and regulations relating to the operation of retail convenience stores and food preparation and sales. We are required to comply with various record retention, inspection, equipment maintenance, cleanliness and other standards in our retail operations, as well as obtaining necessary occupation and other permits, many of which vary by the jurisdiction in which our stores are located. We are also required to comply with federal and state laws regarding wage rates, overtime, working conditions and citizen requirements with respect to our employees.

Seasonality

We experience more demand for our merchandise and food during the late spring and summer months than during the fall and winter due to the increase in travel and recreation during these periods. Therefore, our in-store merchandise revenues are typically higher in the second and third quarters of the year. For example, our in-store merchandise revenues for the second and third quarters of 2010 were 15.8% and 18.6% higher, respectively, than in-store merchandise revenues reported during the first quarter. In addition, our retail stores located near highways typically experience an increase in the number of motor fuel gallons sold during the second and third quarters.

Employees

As of December 31, 2010, we had 2,011 employees. Of these employees, 1,992 work in our retail segment and 19 in our wholesale marketing segment. None of our employees are represented by a labor union. We believe that our relation with our employees is satisfactory.

Properties

We maintain our corporate offices in Dallas, Texas. As of December 31, 2010, we operated 304 convenience stores located in Central and West Texas and New Mexico. Our leased stores typically have non-cancelable operating leases with initial terms of 10 to 20 years and options that permit renewals for additional periods. We believe that our facilities are generally adequate for our operations in the ordinary course of business. The following table shows our owned and leased convenience stores by location:

Location	Owned	Leased	Total

Big Spring, Texas	6	1	7
Wichita Falls, Texas	8	4	12
Waco, Texas	11	3	14
Midland, Texas	8	9	17
Lubbock, Texas	17	5	22
Albuquerque, New Mexico	12	11	23
Odessa, Texas	11	25	36
Abilene, Texas	33	8	41
El Paso, Texas	13	71	84
Other locations in Central and West Texas	29	19	48

Total stores	148	156	304

Legal Proceedings

In the ordinary course of business, we are subject to lawsuits, investigations and claims, including, environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

MANAGEMENT

Directors and Executive Officers

Prior to November 2008, we were organized as Alon USA Interests, LLC, a Texas limited liability company, or Alon Interests. In November 2008, Alon Interests was converted into a Delaware corporation and the name was changed to Alon Brands, Inc. At the time of this corporate conversion, certain members of the board of managers of Alon Interests became the directors of Alon Brands. Following the corporate reorganization transactions and immediately prior to the consummation of this offering, we will conduct our business through Alon Brands and its direct and indirect subsidiaries. Our current board of directors will elect the director nominees effective upon the consummation of this offering.

The following table sets forth the names and ages of each of our current directors, director nominees and executive officers and certain of our other key employees, and the positions they hold (ages as of April 1, 2011):

Name	Age	Position

Kyle McKeen	47	Director, President and Chief Executive Officer
Joseph Lipman	65	Director and Senior Vice President — Retail
David Potter	55	Chief Financial Officer
Judge Dobrient	42	Senior Vice President — Wholesale Marketing
Amir Wurzel	43	Vice President and Chief Information Officer
David Wiessman	56	Chairman of the Board of Directors
Shlomo Braun	55	Director
Shai Even	42	Director
Shlomo Even	54	Director
Jeff D. Morris	59	Director
Paul Eisman	55	Director
Snir Wiessman	29	Director
Yeshayahu Pery	77	Director Nominee
Boaz Biran	47	Director Nominee
Itzhak Bader	65	Director Nominee

Kyle McKeen has served as a director since November 2008 and was a member on the Board of Managers of Alon Interests from May 2008 to November 2008. Mr. McKeen has also served as President and Chief Executive Officer since May 2008. From 2005 to 2008, Mr. McKeen served as President and Chief Operating Officer of Carter Energy, an independent energy marketer supporting over 600 retailers by providing fuel supply, merchandising and marketing support, and consulting services. Prior to joining Carter Energy in 2005, Mr. McKeen was a member of the Board of Managers of Alon Interests from September 2002 to 2005 and held numerous positions of increasing responsibilities with Alon Energy, including Vice President of Marketing. Mr. McKeen was selected to serve as a director because of his position as President and Chief Executive Officer, extensive experience in retail and fuel marketing, detailed knowledge of our operations and assets and leadership skills.

Joseph Lipman has served as a director since November 2008, Senior Vice President — Retail since May 2008, President and Chief Executive Officer from September 2002 to May 2008 and President and Chief Executive Officer of SCS since July 2001. Mr. Lipman was a member of the Board of Managers of Alon Interests from August 2003 to November 2008 when he became a director. From 1997 to July 2001, Mr. Lipman served as General Manager of Cosmos, a chain of supermarkets in Israel owned by Super-Sol Ltd., now known as Shufersal, where he was responsible for marketing and store operations. Mr. Lipman was selected to serve as a director because of his retail experience, convenience store industry knowledge and leadership skills.

David Potter has served as Chief Financial Officer since May 2008, and Chief Financial Officer of SCS since October 2007. From August 1994 to September 2007, Mr. Potter was Chief Financial Officer of

Thriftway Marketing Corp., an independent privately-held retail convenience store chain. Prior to joining Thriftway Marketing, Mr. Potter worked in public accounting since 1977 and as an audit partner in a public accounting firm since 1982. In addition to his public accounting certification, Mr. Potter is a certified valuation analyst and is a member of the American Institute of Certified Public Accountants, and the Oklahoma, New Mexico, and Texas Society of Certified Public Accountants.

Judge Dobrient has served as Senior Vice President — Wholesale Marketing since May 2008. Prior to joining us, Mr. Dobrient served as Alon Energy’s General Manager of Marketing from October 2005 to May 2008 and Manager of Unbranded Marketing & Pricing from July 2000 to October 2005. Prior to joining Alon Energy, Mr. Dobrient held various positions at Atofina Petrochemicals, Inc. from 1995 to 2000 including Manager of Unbranded Marketing and Pricing.

Amir Wurzel has served as our Vice President and Chief Information Officer since March 2009. Mr. Wurzel has also served as a Director of Business Processes Management of Alon Energy since May 2008 and as a Business Processes Analyst of Alon Energy from September 2005 to April 2008. Prior to joining Alon Energy, Mr. Wurzel was an Information Systems Analyst with Seker Consulting, a consulting company specializing in business process optimization and IT project management, from 2000 to 2005.

David Wiessman has served as Chairman of the Board of Directors since November 2008 and was a member on our Board of Managers from May 2008 to November 2008. Mr. Wiessman has also served as Executive Chairman of the Board of Directors of Alon Energy since July 2000 and served as President and Chief Executive Officer of Alon Energy from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel, Alon Energy’s parent company. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd., which acquired a 50.0% interest in Alon Israel in 1992. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately-owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman is also Executive Chairman of the Board of Directors of Alon Holdings Blue Square-Israel, Ltd., which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange, since 2003, Executive Chairman of Blue Square Real Estate Ltd., which is listed on the Tel Aviv Stock Exchange, since 2006 and Executive Chairman of the Board and President of Dor-Alon Energy Israel (1988) Ltd., which is listed on the Tel Aviv Stock Exchange, since 2005, and all of which are subsidiaries of Alon Israel. Mr. Wiessman has also been Executive Chairman of the Board of Directors of Alon Refining Krotz Springs, Inc., or Krotz Springs, since 2008. Krotz Springs is a subsidiary of Alon Energy through which Alon Energy conducts its Louisiana refining business and which has publicly traded debt in the United States. David Wiessman is the father of Snir Wiessman, who is also a member of our board of directors. Mr. Wiessman was selected to serve as a director because of his vision, business expertise, industry experience, leadership skills and devotion to community service.

Shlomo Braun has served as a director since November 2008 and was a member on the Board of Managers of Alon Interests from May 2008 to November 2008. Mr. Braun is the owner and manager of SAB Investment Group, LLC, an investment and consultancy agency. Mr. Braun is also a director of Hachsharat Hayishuv (I.L.D.) Insurance Company Ltd., a publicly traded insurance company and Pilat Technologies International, Ltd., a publicly traded human resource solution and software company, each of which is listed on the Tel Aviv Stock Exchange. Prior to joining Hachsharat Hayishuv (I.L.D.) Insurance Company Ltd., Mr. Braun worked at Bank Hapoalim Ltd. There he served as a member of the Board of Managers from 2003 to 2008, as head of the bank’s business division from 2002 to 2003, as executive Vice President and Manager of its New York branches from 1997 to 2002 and as head of the bank’s retail business for the Tel Aviv district from 1995 to 1997. Mr. Braun was selected to serve as a director because of his extensive financial education and expertise and his management and directorship experience.

Shai Even has served as director since November 2008.  Mr. Even has also served as a Senior Vice President of Alon Energy since August 2008, Vice President of Alon Energy from May 2005 to August 2008 and as Alon Energy’s Chief Financial Officer since December 2004. Mr. Even also served as Alon Energy’s Treasurer from August 2003 until March 2007. Prior to joining Alon Energy, Mr. Even served as the Chief

Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that worked for KPMG from 1993 to 1996. Mr. Even has also been a member of the board of directors of Krotz Springs since 2008. Shai Even is the brother of Shlomo Even, who is also a member of our board of directors. Mr. Even was selected to serve as a director because of his financial education and expertise, financial reporting background, public accounting experience, management experience and detailed knowledge of our operations.

Shlomo Even has served as a director since November 2008. Mr. Even has been a certified public accountant and partner of the certified public accounting firm of Tiroshi Even since 1986. Mr. Even also serves as a director of Alon Energy since 2009, Alon Israel since 2002 (and previously from 1994 to 1999), Dor-Alon Energy in Israel (1988) Ltd. since September 1999, Alon Holdings Blue Square-Israel Ltd. since July 2003, Rosebud Real Estate Ltd. since July 2000, and Alon Natural Gas Ltd., which is listed on the Tel Aviv Stock Exchange, since November 2009. Shlomo Even is the brother of Shai Even, who is also a member of our board of directors. Mr. Even was selected to serve as a director because of his public accounting experience, knowledge of corporate financial reporting and directorship experience.

Jeff D. Morris has served as a director since November 2008. Mr. Morris was a member of the Board of Managers of Alon Interests from August 2003 to November 2008 when he became a director. Mr. Morris has also served as a director of Alon Energy since 2005, as Alon Energy’s Chief Executive Officer since May 2005, as Alon Energy’s President from May 2005 to March 2010 and as the President and Chief Executive Officer of Alon Energy’s subsidiary, Alon USA, Inc., since its inception in August 2002 and of Alon Energy’s other operating subsidiaries since July 2000 or their later inception. Prior to joining Alon Energy, he held various positions at FINA, where he began his career in 1974. Mr. Morris served as Vice President of FINA’s SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and FINA’s Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units. Mr. Morris has also been a director of Krotz Springs since 2008. Mr. Morris was selected to serve as a director because of his position as Chief Executive Officer of Alon Energy, detailed knowledge of our operations and assets, expertise in oil refining and marketing, devotion to community service and management and leadership skills.

Paul Eisman has served as a director since August 2010. Mr. Eisman became President of Alon Energy in March 2010. Prior to joining Alon Energy, Mr. Eisman was Executive Vice President, Refining & Marketing Operations at Frontier Oil Corporation from 2006 to 2009 and held various positions at KBC Advanced Technologies from 2003 to 2006, including Vice President of North American Operations. During 2002, Mr. Eisman was Senior Vice President of Planning for Valero Energy Corporation following Valero’s acquisition of Ultramar Diamond Shamrock. Prior to the acquisition, Mr. Eisman had a 24-year career with Ultramar Diamond Shamrock, serving in many technical and operational roles including Executive Vice President of Corporate Development and Refinery Manager at the McKee refinery. Mr. Eisman has also been a director of Krotz Springs since 2010. Mr. Eisman was selected to serve as a director because of his position as President of Alon Energy, extensive management experience, leadership skills and knowledge of our operations

Snir Wiessman has served as our director since November 2008. Mr. Wiessman has served as a Business Development and M&A Manager of Alon Israel since August 2007. Mr. Wiessman has also served as a Director of Dor-Alon Fuel Stations Operation Ltd., an Israeli gas station and convenience store operator, from August 2003 to October 2010 and AM:PM, an Israeli convenience store operator, from January 2008 to October 2010. AM:PM and Dor-Alon Fuel Station Operation Ltd. merged in October 2010 and Mr. Wiessman has served as a director in the merged entity, Dor-Alon Retail Sites Management, since this time. Dor-Alon Retail Sites Management is a subsidiary of Dor-Alon Energy in Israel (1988) Ltd., which is listed on the Tel Aviv Stock Exchange. Snir Wiessman is the son of David Wiessman, who is also a member of our board of directors. Mr. Wiessman was selected to service as a director because of his knowledge of the convenience store industry, management experiences and expertise of mergers and acquisition transactions.

Yeshayahu Pery has served as a director of Alon Energy since August 2003. Mr. Pery has also served as a director of Alon Israel since 1997. He is Chairman of MIGAL INC., a technology institute in the biotechnology field, a position he has held since 1998. From 1997 until 2004, Mr. Pery served as Chairman and Chief Executive Officer of Galilee Cooperative Organization, a purchasing and finance organization of the Kibbutz movement. In addition, Mr. Pery served as Chairman of Agricultural Insurance Association and the Audit pension fund between 1995 and 2004. Mr. Pery was selected to serve as a director because of his experience gained while serving as a director on a number of companies’ boards, including several chairman positions, and his knowledge of our operations.

Boaz Biran has served as director of Alon Energy since May 2002. Mr. Biran has been a director of Bielsol Investments (1987) Ltd., an investment company that owns 50.38% of Alon Israel, since 1998, and served as Chairman of the Board of Directors of Rosebud Real Estate Ltd., an investment company in Israel listed on the Tel Aviv Stock Exchange, since November 2003. Mr. Biran was also a partner in Shraga F. Biran & Co., a law firm in Israel, from 1999 to 2008. Mr. Biran was selected to serve as a director because of his broad business background and experience, legal expertise and directorship experience.

Itzhak Bader has served as a director of Alon Energy since August 2000. Mr. Bader has also served as Chairman of the Board of Directors of Alon Israel since 1993. He is Chairman of Granot Cooperative Regional Organization Corporation, a purchasing organization of the Kibbutz movement, a position he has held since 1995. In addition, he is also Chairman of Gat Givat Haim Agricultural Cooperative for Conservation of Agricultural Production Ltd., an Israeli beverage producer, a position he has held since 1999. Mr. Bader has also been the Co-chairman of Dor-Alon Energy in Israel (1988) Ltd. since 2005 and a director of Blue Square-Israel, Ltd. since 2003 and Blue Square Real Estate Ltd. since 2005, each a subsidiary of Alon Israel. Mr. Bader was selected to serve as a director because of his experience gained while serving as a director on a number of companies’ boards, including several chairman positions, and his knowledge of our operations.

Committees of the Board of Directors

Our board of directors does not have a nominating and corporate governance committee or a committee performing the functions of such a committee. Our board of directors has determined that we are a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual because more than 50% of the voting power for the election of directors is held by Alon USA, LP. As such, we are relying on exemptions from the provisions of Section 303A that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, a compensation committee composed of independent directors and a nominating and corporate governance committee.

Audit Committee.  Prior to completion of this offering, our audit committee will be composed of Mr. Braun and two additional directors to be determined prior to the offering. Our board of directors has determined that Mr. Braun is financially literate and has accounting or related financial management expertise, in each case as contemplated by applicable NYSE requirements. Our board of directors has determined that Mr. Braun satisfies applicable NYSE and SEC requirements relating to independence. We will be required to have a majority of independent members of this committee approximately 90 days after the date of this prospectus. The audit committee must be composed entirely of independent members within approximately one year from the date of this prospectus. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements.

Compensation Committee.  Our compensation committee is composed of David Wiessman and Jeff Morris. The compensation committee establishes, administers and reviews our policies, programs and procedures for compensating our executive officers and directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides a description of the objectives of our executive compensation policies, a description of the compensation committee and a discussion of the material elements of the compensation of our executive officers.

Prior to this offering, the elements of compensation of our executive officers were determined or approved by Alon Energy. Accordingly, certain elements of the compensation payable to our employees for services rendered in periods prior to this offering, including executive officers, relate to compensation arrangements designed by Alon Energy. These compensation arrangements, as well as the compensation arrangements we expect to adopt prior to this offering and maintain in the future, are discussed below. Our compensation committee may adopt new or alternative arrangements following the completion of this offering in addition to those discussed below.

None of our named executive officers were executive officers of Alon Energy prior to this offering. Accordingly, decisions with regard to compensation for those employees, except for Kyle McKeen, our Chief Executive Officer, were made by recommendation of our Chief Executive Officer and approved by Alon Energy’s compensation committee in the same manner as all other non-executive employees of Alon Energy. Kyle McKeen, our Chief Executive Officer, joined Alon Energy in May 2008 and entered into a Management Employment Agreement. See “— Employment Agreements.” The terms of Mr. McKeen’s employment agreement and his subsequent annual compensation were determined by David Wiessman and Jeff Morris, members of Alon Energy’s compensation committee. See “— Chief Executive Officer Compensation.” The elements of Mr. McKeen’s annual compensation, as well as the compensation of each of our other named executive officers described herein, were determined on the basis of the same principles described below, which we expect to continue after this offering and which are substantially the same as those used by Alon Energy and its subsidiaries for the year ended December 31, 2010.

Objectives of Compensation Policies

The objectives of our compensation policies are to attract, motivate and retain qualified management and personnel who are highly talented, while ensuring that executive officers and other employees are compensated in a manner that advances both the short- and long-term interests of stockholders. In pursuing these objectives, the compensation committee believes compensation should reward executive officers and other employees for both their personal performance and the company’s overall performance. In determining compensation levels for our executive officers, the compensation committee considers the scope of an individual’s responsibilities, external competitiveness of total compensation, an individual’s performance, prior experience and current and prior compensation, the performance of the company and the attainment of financial and strategic objectives.

Our management provides compensation recommendations to the compensation committee; however, the final determination of a compensation package (other than cash bonuses under the Annual Cash Bonus Plan described below) is made solely by the compensation committee. We do not currently engage any consultants relating to executive and/or director compensation practices. The compensation committee may consider the compensation practices of other companies when making a determination; however, we do not benchmark our compensation packages to any particular company or group of companies.

Compensation Program Elements

We compensate our employees and executive officers through a combination of base salary and annual cash bonuses, and we anticipate granting equity incentive awards pursuant to the proposed 2011 Equity Incentive Compensation Plan. The compensation committee considers each element of our overall compensation program applicable to an employee or executive officer when making any decision affecting that employee’s or executive officer’s compensation. The particular elements of our compensation program are explained below.

Base Salaries.  Base salary levels are designed to attract and retain highly qualified individuals. In establishing salary levels, the compensation committee takes into account the scope of an individual’s responsibilities and experience and makes a subjective assessment of the nature of each individual’s performance and contribution to the company. The compensation committee may also consider available information on prevailing executive compensation at comparable companies in our industry. Base salaries are reviewed annually and adjustments are made based primarily on the individual’s performance in the prior annual period.

2011 Annual Cash Bonus Plan.  After the completion of this offering, we expect our Board to approve an incentive cash compensation plan (the “Annual Cash Bonus Plan”). Cash bonuses under the Annual Cash Bonus Plan are anticipated to be distributed to eligible employees in the first quarter of each year based on the previous year’s performance, commencing in the first quarter of 2012 based on performance during our 2011 fiscal year. Under the newly-approved Annual Cash Bonus Plan, bonus payments to eligible employees are anticipated to be based on our retail and wholesale segments’ meeting or exceeding certain target EBITDA or other performance measures. The plan targets and components have not yet been determined by the compensation committee and will be tailored to provide motivation for the eligible employees to attain our operating segments’ financial and other performance objectives.

2011 Equity Incentive Compensation Plan.  Prior to completion of this offering, we expect our board of directors and our current stockholder to approve the 2011 Equity Incentive Compensation Plan, or the Equity Incentive Plan, as a component of our overall executive incentive compensation program. The Equity Incentive Plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, performance shares, performance units and senior executive plan bonuses to our directors, officers and key employees. The compensation committee believes that the grant of options, stock appreciation rights, and similar equity-based awards aligns executive and stockholder long-term interests by creating a strong and direct link between executive compensation and stockholder return. The grant of restricted stock and similar equity-based awards also allows our directors, officers and key employees to develop and maintain a long-term ownership position in our company.

The Equity Incentive Plan is expected to be administered, in the case of awards to participants subject to Section 16 of the Securities Exchange Act, by the board of directors and, in all other cases, by the compensation committee. Subject to the terms of the Equity Incentive Plan, the compensation committee and the board of directors have the full authority to select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Equity Incentive Plan. Awards may be made under the Equity Incentive Plan to eligible directors, officers and employees of Alon Brands and its subsidiaries, provided that awards qualifying as incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to employees.

In connection with this offering, we expect to grant shares of restricted stock to certain executive officers under the Equity Incentive Plan in an amount equal to approximately 4% of our common stock outstanding after the offering.

Perquisites.  Our use of perquisites as an element of compensation is limited in scope and amount. We do not view perquisites as a significant element of compensation, but do believe that in certain circumstances they can be used in conjunction with base salary to attract, motivate and retain qualified management and personnel in a competitive environment. For example, during 2010 our use of perquisites were limited to housing, vehicle and relocation allowances and 401(k) matching.

Special Bonuses.  From time to time, executive officers and key employees may be awarded bonuses outside the plans described herein based on individual performance and contributions, special individual circumstances or extraordinary performance and transactions. Any such special bonus would be determined by the board of directors and at their discretion given the circumstances, but are not an ordinary component of the general compensation of our executive officers or other key employees.

Retirement Benefits.  Retirement benefits to our senior management, including our executive officers, are currently expected to be provided through a 401(k) plan. Subject to certain qualifications, eligible employees may participate in our 401(k) plan which provides company matching of employee contributions up to 4.5% of such employee’s base salary.

Employment Agreements

As discussed more fully below, we have entered into employment agreements with Mr. McKeen and Mr. Lipman and, following this offering, we expect to enter into employment agreements with other members of our executive management team. Our decision to enter into employment agreements and the terms of those agreements are based on the facts and circumstances at the time and an analysis of competitive market practices.

Methodology of Establishing Compensation Packages

The compensation committee does not adhere to any specified formula for determining the apportionment of executive compensation between cash and non-cash awards. The compensation committee attempts to design each compensation package to provide incentive to achieve our performance objectives, appropriately compensate individuals for their experience and contributions and secure the retention of qualified employees. This is accomplished through a combination of the compensation program elements and, in certain instances, specific incentives not generally available to all of our employees.

Chief Executive Officer Compensation

In May 2008 we entered into a Management Employment Agreement with Mr. McKeen in connection with his appointment as our President and Chief Executive Officer. The Management Employment Agreement provides for a term ending in May 2013, which automatically renews for successive one-year terms unless terminated by either party. Under the Management Employment Agreement, Mr. McKeen’s annual base salary will be no less than $300,000. Mr. McKeen is entitled to participate in our annual cash bonus plan and incentive compensation plan. Mr. McKeen will receive additional benefits, including life insurance and disability, medical and retirement benefits.

Mr. McKeen is subject to a covenant not to compete during the term of his employment and for one year after the date of his termination. Mr. McKeen is also prohibited from disclosing any proprietary information received as a result of his employment. In the event that we terminate Mr. McKeen’s employment without cause or Mr. McKeen terminates his employment for good reason, he is entitled to receive a cash severance payment equal to his then-current annual base salary.

Stock Ownership Policy

We do not require our directors or executive officers to own shares of our common stock.

Section 162(m)

Under Section 162(m) of the Internal Revenue Code, compensation paid to the Chief Executive Officer or any of the other four most highly compensated executive officers in excess of $1,000,000 may not be deducted by us in determining our taxable income. This deduction limitation does not apply to certain “performance-based” compensation. The board of directors does not currently intend to award levels of non-performance-based compensation that would exceed $1,000,000. However, it may do so in the future if it determines that such compensation is in the best interest of the company and our stockholders.

Summary Compensation Table

The following table provides a summary of the compensation awarded to, earned by or paid to Messrs. McKeen and Potter, our principal executive officer (PEO) and principal financial officer (PFO), and Messrs. Lipman, Dobrient and Wurzel our three most highly compensated executive officers in 2010. We refer to these individuals as our named executive officers for 2010. The title for each individual represents the officer’s current position with our company. Kyle McKeen, our President and Chief Executive Officer, joined the company in May 2008 and the information included in the executive compensation tables for 2008 reflects compensation earned by Mr. McKeen from this date until the end of 2008. In May 2008 David Potter was appointed our Chief Financial Officer and the information included in the executive compensation tables for 2008 includes compensation earned for services performed as an executive of our subsidiary, SCS, until May 2008. In May 2008 Joseph Lipman was appointed our Senior Vice President — Retail and the information included in the executive compensation tables for 2008 includes compensation earned for services performed as an executive of our subsidiary, SCS, until May 2008. In May 2008 Judge Dobrient was appointed Senior Vice President — Wholesale Marketing and the information included in the executive compensation tables for 2008 includes compensation earned by Mr. Dobrient for services performed as Alon Energy’s General Manager of Marketing until May 2008. In March 2009 Amir Wurzel was appointed as our Vice President and Chief Information Officer and the information included in the executive compensation tables for 2009 includes compensation earned for services performed as Alon Energy’s Director of Business Processes Management of Alon Energy until March 2009.

The amounts and forms of compensation reported below do not necessarily reflect the compensation our named executive officers will receive following this offering, which could be higher or lower, because historical compensation was determined by Alon Energy and future compensation levels will be determined by our compensation committee.

					Change in
					Pension Value
					and
				Non-Equity	Nonqualified
			Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Awards(1)	Compensation(2)	Earnings(3)(4)	Compensation		Total

Kyle McKeen	2010	$300,000	$36,351 (5)	$—	$— (4)	$—		$336,351
President and Chief Executive Officer (PEO)	2009	300,000	—	75,000	49,447	3,485		427,932
	2008	192,692	—	—	85,232	51,716		329,640
Joseph Lipman	2010	219,662	14,541	—	80,473	27,035	(7)	341,711
Senior Vice President — Retail	2009	216,438	—	35,171	40,694	29,611		321,914
	2008	208,654	—	22,378	53,274	11,756		296,062
David Potter	2010	168,000	—	—	—	13,691	(6)	181,691
Chief Financial Officer (PFO)	2009	168,000	—	22,008	—	11,904		201,912
	2008	160,385	—	—	—	4,648		165,033
Judge Dobrient	2010	153,100	3,635	—	22,421	—		179,156
Senior Vice President — Wholesale Marketing	2009	152,558	—	19,070	17,005	—		188,633
	2008	147,581	—	—	32,353	—		179,934
Amir Wurzel(8)	2010	146,500	1,818	—	18,216	535	(9)	167,069
Vice President and Chief Information Officer	2009	139,188	—	17,399	7,946	10,230		174,763

(1)	This column reflects the value of the awards based on aggregate grant date fair value determined in accordance with US GAAP and does not reflect amounts the named executive officer has actually realized during the fiscal year represented.

Pursuant to Alon Energy’s Amended and Restated 2005 Incentive Compensation Plan (“Alon Energy 2005 Plan”), on (i) March 7, 2007 Alon Energy made grants of 33,333 and 10,000 Stock Appreciation Rights (SARs) at a grant price of $28.46 per share to each of Messrs. Lipman and Dobrient, respectively, and (ii) on January 25, 2010 Alon Energy made grants of 25,000, 10,000, 2,500 and 1,250 SARs at a grant price of $16.00 per share to each of Messrs. McKeen, Lipman, Dobrient and Wurzel, respectively. The SARs granted on March 7, 2007 vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable during the 3-year period following the date of vesting. The SARs granted on January 25, 2010 vest as follows: 50% on December 10, 2011, 25% on December 10, 2012 and 25% on December 10, 2013 and are exercisable during the 365-day period following the date of vesting.

When exercised, SARs are convertible into shares of Alon Energy common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon

Energy common stock on the date immediately prior to the exercise date and the grant price of the SARs (the “Spread”), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon Energy common stock on the date immediately prior to the exercise date.

(2)	The amounts shown under Non-Equity Incentive Plan Compensation reflect earnings by the named executive officers under Alon Energy’s Annual Incentive Cash Bonus Plan for the fiscal year in which such amounts are earned, regardless of when paid. Bonuses under Alon Energy’s Annual Incentive Cash Bonus Plan were paid for performance in 2009 during the third fiscal quarter of 2010. The amount of bonuses to be paid under Alon Energy’s Annual Incentive Cash Bonus Plan to Alon Brands’ named executive officers as a result of performance in 2010, if any, cannot presently be determined. It is estimated that such determination will be made in the second quarter of 2011, at which time the bonus amounts, if any, will be disclosed by us in a Current Report on Form 8-K.

(3)	Reflects the aggregate change in actuarial present value of the named executive officer’s accumulated benefit under the SCS SERP, Alon Energy Benefits Restoration Plan and Alon USA Pension Plan (each described in the Pension Benefits table below) calculated by (a) assuming mortality according to the applicable mortality rates prescribed by the IRS for 2008 and (b) applying a discount rate of 6.07% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2008, and a discount rate of 5.93% per annum to determine the actuarial present value of the accumulated benefit at December 31, 2009.

(4)	Due to a correction in benefits resulting from a break in employment with Alon Energy, Mr. McKeen had a decrease in pension value of $3,606.

(5)	As described more fully in Note 1 above, on January 25, 2010, Mr. McKeen was granted 25,000 SARs by Alon Energy. It is anticipated that, in connection with the closing of this offering, these SARs will be replaced with a grant to McKeen of an equivalent value of SARs issued pursuant to the 2011 Equity Incentive Compensation Plan.

(6)	Reflects a housing allowance in the amount of $5,141 and a matching contribution to the Alon Energy 401(k) plan in the amount of $8,550.

(7)	Reflects a housing allowance in the amount of $16,007 and a matching contribution to the Alon Energy 401(k) plan in the amount of $11,028.

(8)	Mr. Wurzel became a named executive officer of Alon Brands in 2009.

(9)	Reflects a vehicle allowance in the amount of $535.

Grants of Plan-Based Awards

The following table provides a summary of the grants of plan-based awards made to the named executive officers during the last completed fiscal year.

			All Other
			Option Awards:		Grant Date
			Number of	Exercise or	Fair Value
			Securities	Base Price of	of Stock
			Underlying	Option Awards	and Option
Name	Board Action Date	Grant Date	Options(1)	($/Sh)(2)	Awards(3)

Kyle McKeen	December 10, 2009	January 25, 2010	25,000	$16.00	$36,351
President and Chief Executive Officer (PEO)
Joseph Lipman	December 10, 2009	January 25, 2010	10,000	16.00	14,541
Senior Vice President — Retail
David Potter	—	—	—	—	—
Chief Financial Officer (PFO)
Judge Dobrient	December 10, 2009	January 25, 2010	2,500	16.00	3,635
Senior Vice President — Wholesale Marketing
Amir Wurzel	December 10, 2009	January 25, 2010	1,250	16.00	1,818
Vice President and Chief Information Officer

(1)	Reflects SARs granted pursuant to the Alon Energy 2005 Plan to each of Messrs. McKeen, Lipman, Dobrient and Wurzel on January 25, 2010, as more fully described in Note 1 to the Summary Compensation Table above.

(2)	Directors of Alon Energy determined that an exercise price above the trading price of Alon Energy’s common stock at the time of grant was appropriate to align long-term executive and stockholder interests by creating a strong and direct link between executive compensation and stockholder return.

(3)	This column reflects the value of the awards based on aggregate grant date fair value determined in accordance with US GAAP and does not reflect amounts the named executive officer has actually realized during 2010.

Outstanding Equity Awards at Year-End

The following table provides a summary of equity awards to our named executive officers that were outstanding at December 31, 2010, including any unexercised stock options, stock that has not vested and equity incentive plan awards:

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name	Exercisable	Unexercisable(1)	Price	Date

Kyle McKeen (PEO)	—	25,000	$16.00	— (2)
Joseph Lipman	—	10,000	16.00	(2)
	24,999	8,334	28.46	(3)
David Potter (PFO)	—	—	—	—

Judge A. Dobrient		2,500	16.00	(2)
	7,500	2,500	28.46	(3)

Amir Wurzel	—	1,250	16.00	(2)

(1)	Reflects SARs granted pursuant to the Alon Energy 2005 Plan to each of Messrs. Lipman and Dobrient on March 7, 2007 and Messrs. McKeen, Lipman, Dobrient and Wurzel on January 25, 2010, as more fully described in Note 1 to the Summary Compensation Table above.

(2)	January 2010 SARs may be exercised during the 365-day period following the date of vesting.

(3)	March 2007 SARs may be exercised during the 3-year period following the date of vesting.

Pension Benefits — December 31, 2010

The following table provides a summary of each plan that provides for payments or other benefits at, following, or in connection with retirement, for each of the named executive officers as of December 31, 2010. Joseph Lipman participates in a supplemental employee retirement plan with SCS. Each of Kyle McKeen, Judge Dobrient and Amir Wurzel currently participates in the Alon USA Pension Plan. Mr. McKeen also participates in the Alon Energy Benefits Restoration Plan. Upon effectiveness of the registration statement, Alon Brands’ wholesale marketing employees, including Messrs. McKeen, Dobrient and Wurzel, will cease vesting in the Alon USA Pension Plan and Alon Energy Benefits Restoration Plan, as appropriate, and their accumulated benefits to such date will remain an obligation of Alon Energy. Alon Brands does not intend to adopt a pension plan.

				Payment
		Number of Years	Present Value of	During
Name	Plan Name	Credited Service	Accumulated Benefit	Last Year

Kyle McKeen (PEO)	Alon USA Pension Plan(1)	4.54	$95,939	—
	Alon Energy Benefits Restoration Plan(2)	4.54	35,134	—
David Potter (PFO)	—	—	—	—
Joseph Lipman	SCS SERP(3)	9.50	383,602	—
Judge Dobrient	Alon USA Pension Plan(1)	10.42	122,528	—
Amir Wurzel	Alon USA Pension Plan(1)	5.33	50,094	—

(1)	Employees who participate in the Alon USA Pension Plan make no contributions to the pension plan. A participating employee becomes vested in the pension plan once that employee has completed five full years of employment, assuming a minimum of 1,000 hours of service per year. After becoming vested, a participating employee has a non-forfeitable right to his vested retirement benefit. A participant’s compensation for purposes of determining benefits under the Alon USA Pension Plan includes salary, bonus and overtime pay. The normal retirement age under the Alon USA Pension Plan is 65.

(2)	Alon Energy also provides additional pension benefits to its highly compensated employees through the Alon Energy Benefits Restoration Plan. If an employee is a participant in the Alon USA Pension Plan and is subject to the limitation on compensation pursuant to Section 401(a)(17) or 415 of the Code, then the employee can participate in the benefits restoration plan and is eligible for a benefit equal to the benefit that would be payable under the pension plan but for the limitations on compensation less the benefit actually payable under the pension plan. The Alon Energy Benefits Restoration Plan is unfunded and vests on the same schedule as the Alon USA Pension Plan.

(3)	Pursuant to the Supplemental Retirement Income Agreement (the “SCS SERP”) between Mr. Lipman and SCS, Mr. Lipman makes no contributions to the SCS SERP. Additionally, Mr. Lipman is fully vested in the SCS SERP and has a non-forfeitable right to his vested retirement benefit. Mr. Lipman’s compensation for purposes of determining benefits under the SCS SERP includes salary, bonus and overtime pay. The SCS SERP is unfunded by SCS.

The following table provides the estimated annual benefits payable to eligible employees upon retirement under the Alon USA Pension Plan, based on the eligible employee’s average annual compensation level at retirement and credited years of service. The average annual compensation level is based on averaging the highest 36 months of pay out of the 10 years prior to the employee leaving Alon Energy. The SCS SERP does not provide for the payment of annual benefits.

	Pension Plan Table(1)(2)
	Years of Service
Compensation Level	15	20	25	30	35

$125,000	$30,938	$41,250	$51,563	$61,875	$72,188
150,000	37,125	49,500	61,875	74,250	86,625
175,000	43,313	57,750	72,188	86,625	101,063
200,000	49,500	66,000	82,500	99,000	115,500
225,000	55,688	74,250	92,813	111,375	129,938
250,000	61,875	82,500	103,125	123,750	144,375
300,000	74,250	99,000	123,750	148,500	173,250
400,000	99,000	132,000	165,000	198,000	231,000
450,000	111,375	148,500	185,625	222,750	259,875
500,000	123,750	165,000	206,250	247,500	288,750

(1)	Pension plan benefits are computed on a straight-line annuity basis.

(2)	The benefits listed in the pension plan table above are subject to a deduction for Social Security benefits.

The compensation covered by the SCS SERP and Alon USA Pension Plan and the credited years of service with respect to Messrs. McKeen, Lipman, Dobrient and Wurzel as of December 31, 2010 are set forth in the table below, assuming retirement at the normal retirement age under the plans.

		Compensation	Credit Years of
Name	Plan	Covered by Plan	Service

Kyle McKeen	Alon USA Pension Plan	$315,953	4.54
Joseph Lipman	SCS SERP	246,702	9.50
Judge Dobrient	Alon USA Pension Plan	174,587	10.42
Amir Wurzel	Alon USA Pension Plan	142,140	5.33

Mr. Lipman is eligible for early retirement under the SCS SERP. As of December 31, 2010, if Mr. Lipman were to elect early retirement under the pension plan, he would be eligible to receive a lump sum payment in the amount of $417,122, which is actuarially equivalent to a single life annuity benefit as determined by the Alon USA Pension Plan. This benefit amount is calculated based on an average annual compensation level of $246,702. Messrs. McKeen and Dobrient are not eligible for early retirement.

Employment Agreements

Kyle McKeen. We are party to a Management Employment Agreement with Mr. McKeen to serve as our President and Chief Executive Officer through May 2013, which automatically renews for successive one-year terms unless terminated by either party. Under the Management Employment Agreement, Mr. McKeen’s annual base salary will be no less than $300,000. Mr. McKeen is entitled to participate in our annual cash bonus plan and incentive compensation plan. Additionally, we are required to provide Mr. McKeen with additional benefits to the extent such benefits are made available to other management members at the level of Mr. McKeen, including disability, hospitalization, medical and retiree benefits and life insurance.

During the first year following the completion of this offering, Mr. McKeen will be permitted to purchase shares of our stock at the initial public offering price in an amount not to exceed one percent of the total number of shares outstanding. For each of the three years thereafter, Mr. McKeen will be eligible to receive a grant of restricted shares up to the number of shares purchased by him during the initial year. The actual number of restricted shares granted in each year will be determined by our performance in the prior calendar year, as compared to predetermined performance goals established by the compensation committee. All of the restricted shares will vest on the earlier of May 1, 2013 or in the event that Alon Energy ceases to own, directly or indirectly, at least 50.0% of the outstanding shares of our common stock and Mr. McKeen’s employment with us terminates for any reason.

Mr. McKeen is subject to a covenant not to compete during the term of his employment and for one year after the date of his termination. Mr. McKeen is also prohibited from disclosing any proprietary information received as a result of his employment. In the event that we terminate Mr. McKeen’s employment without Cause (as defined in the agreement) or Mr. McKeen terminates his employment upon at least 30 days’ prior written notice for Good Reason (as defined in the agreement), he is entitled to receive his base salary through the termination date, a prorated share of his annual bonus and a severance payment equal to his then-current annual base salary.

Joseph Lipman. We are a party to an Executive Employment Agreement with Mr. Lipman which automatically renews for one-year terms unless terminated by either party. Mr. Lipman currently receives a base salary of $225,200 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Lipman is entitled to participate in our annual cash bonus plan and incentive compensation plan. Additionally, we are required to provide Mr. Lipman with additional benefits to the extent such benefits are made available to other management members at the level of Mr. Lipman, including disability, hospitalization, medical and retiree health benefits and life insurance.

Mr. Lipman is subject to a covenant not to compete during the term of his employment. Mr. Lipman is also prohibited from disclosing any proprietary information received as a result of his employment. In the event that we terminate Mr. Lipman’s employment in good faith or Mr. Lipman terminates his employment upon at least 30 days’ prior written notice for Good Reason (as defined in the agreement), he is entitled to receive his base salary through the termination date, a prorated share of his annual bonus and a severance payment equal to nine months’ base salary.

Following this offering, we expect to enter into employment agreements with other members of our executive management team.

Potential Payments Upon Termination or Change of Control

Pursuant to their employment agreements, Messrs. McKeen and Lipman are entitled to receive payments equal to one year’s salary and nine months’ salary, respectively, following termination of employment for any reason other than “cause”, as defined in their respective employment agreements.

Director Compensation

After completion of this offering, our non-employee directors will receive an annual fee of $20,000, plus an additional fee of $2,500 for each board meeting attended ($1,250 if attendance is telephonic). Each member of a board committee will receive a fee of $1,000 for each committee meeting attended and the committee chairperson will receive an additional $1,000 for serving as chair of the meeting. We reimburse all directors for expenses incurred in attending board and committee meetings. In addition, each non-employee director who is not affiliated with Alon Israel will receive $20,000 per year in restricted stock. One-third of these restricted stock awards will vest on each of the first, second and third anniversaries of the grant date.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee prior to this offering. In connection with this offering, we established a compensation committee consisting of David Wiessman and Jeff Morris. See “Certain Relationships and Related Party Transactions” for information regarding relationships and transactions involving Alon Brands in which Messrs. Wiessman and Morris have interests.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

The Board has not adopted and does not plan to adopt specific policies or procedures for review or approval of related-party transactions or potential conflicts of interest. The Board intends to consider any related-party transactions or potential conflict of interest on a case by case basis and in a manner consistent with its fiduciary obligations under applicable Delaware law. The Board has not taken specific steps to address any potential conflicts of interest related to this offering or the following transactions and relationships but believes that this offering and the following transactions and relationships are reasonable and in the best interest of Alon Brands.

Transactions with Management and Others

Relationship with Officers and Directors

Messrs. McKeen, Lipman, Dobrient, Wurzel, David Wiessman, Shai Even, Morris and Eisman have ownership interests in the common stock of Alon Energy. Mr. Morris has an ownership interest in the common stock of our indirect parent, Alon USA Operating, Inc. and Messrs. David Wiessman and Boaz Biran (a director nominee) have ownership interests in the common stock of Alon Israel. See “Principal and Selling Stockholders.” These interests could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Alon Energy or Alon Israel.

Relationship with Alon Energy

Immediately prior to this offering, Alon USA, LP, a subsidiary of Alon Energy, is our only stockholder. After this offering, Alon USA, LP will own approximately     % of our outstanding shares of common stock (     %, if the underwriters exercise their over-allotment option in full). See “Principal and Selling Stockholders.” For as long as Alon Energy, through its ownership of Alon USA, LP, continues to own a majority of our common stock, Alon Energy will have the power to determine the outcome of matters submitted to a vote of our stockholders, will have the power to prevent a change in control of us and could take other actions that might be favorable to Alon Energy. See “Description of Capital Stock.”

Prior to the completion of this offering, we will enter into a Master Agreement and a number of other agreements with Alon Energy setting forth various matters governing our separation from Alon Energy and our relationship with Alon Energy while it remains a significant stockholder in us. These agreements will govern our relationship with Alon Energy after this offering and will provide for, among other things, the allocation of employee benefit, tax and other liabilities and obligations attributable to our operations.

Master Agreement.  We will enter into a master agreement with Alon Energy prior to the completion of this offering. In this prospectus, we refer to this agreement as the Master Agreement. The Master Agreement will set forth our agreements with Alon Energy regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to complete the separation of our company from Alon Energy. It also will set forth other agreements governing our relationship after the separation.

The Transfers.  To effect the separation, Alon USA, LP will contribute to us the branded wholesale business, as described in this prospectus. We will assume and agree to perform, discharge and fulfill the liabilities related to our businesses for which Alon Energy or its affiliates are presently obligated, other than liabilities associated with the branded wholesale business arising prior to Alon USA, LP’s contribution to us. If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with Alon Energy that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. Alon USA, LP will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained.

Except as expressly set forth in any transaction document, all assets will be transferred on an “as is, where is” basis, and we will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

Auditors and Audits; Annual Financial Statements and Accounting.  The Master Agreement provides that, for so long as Alon Energy is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

•	maintain a fiscal year end and accounting periods the same as Alon Energy;

•	conform our financial presentation with that of Alon Energy;

•	not change our independent auditors without Alon Energy’s prior written consent (which will not be unreasonably withheld);

•	use commercially reasonable efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Alon Energy’s financial statements;

•	provide to Alon Energy all information required for Alon Energy to meet its schedule for the filing and distribution of its financial statements;

•	make available to Alon Energy and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible personnel so that Alon Energy and its independent auditors may conduct their audits relating to our financial statements;

•	provide Alon Energy with financial reports, financial statements, budgets, projections, press releases and other financial data and information with respect to our business, properties and financial positions;

•	adhere to certain specified disclosure controls and procedures and Alon Energy accounting policies; and

•	notify and consult with Alon Energy regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting and certain fraudulent conduct and other violations of law.

Exchange of Other Information.  The Master Agreement also provides for other arrangements with respect to the mutual sharing of information between Alon Energy and us in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings and in order to comply with our respective obligations after the separation. We will also agree to provide mutual access to historical records relating to the other’s businesses that may be in our possession.

Releases and Indemnification.  Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and Alon Energy will release and discharge each other and each of our affiliates, and their directors, officers, agents and employees from all liabilities existing or arising between us on or before the separation, including in connection with the separation and this offering. The releases will not extend to obligations or liabilities under any agreements between Alon Energy and us that remain in effect following the separation.

We will indemnify, hold harmless and defend Alon Energy, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by us or any of our affiliates (other than Alon Energy) or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

•	the operations, liabilities and contractual obligations of our retail business whether arising before or after the separation and of our branded wholesale business arising after the separation;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by Alon Energy or any of its affiliates for our benefit;

•	any breach by us or any of our affiliates of the Master Agreement, the other transaction documents or our amended and restated certificate of incorporation or bylaws;

•	any untrue statement of, or omission to state, a material fact in Alon Energy’s public filings to the extent the statement or omission was as a result of information that we furnished to Alon Energy or that Alon Energy incorporated by reference from our public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, except to the extent the statement was made or omitted in reliance upon information provided to us by Alon Energy expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

Alon Energy will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Alon Energy or any of its affiliates (other than us) or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Alon Energy or its affiliates, other than liabilities associated with our businesses, whether arising before or after the separation;

•	the liabilities of Alon Energy and its affiliates’ businesses, other than liabilities associated with our businesses;

•	any breach by Alon Energy or any of its affiliates of the Master Agreement or the other transaction documents;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent the statement or omission was as a result of information that Alon Energy furnished to us or that we incorporated by reference from Alon Energy’s public filings, if the statement or omission was made or occurred after the separation; and

•	any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, but only to the extent the statement or omission was made or omitted in reliance upon information provided by Alon Energy expressly for use in any such registration statement or prospectus.

Expenses of the Separation and Our Initial Public Offering.  The Master Agreement provides that Alon Energy will pay or reimburse us for all out-of-pocket fees, costs and expenses (including all legal, accounting and printing expenses) incurred prior to the completion of this offering in connection with our separation from Alon Energy, except that we shall be responsible for fees and expenses attributable to this offering.

Other Provisions.  The Master Agreement also contains covenants between Alon Energy and us with respect to other matters, including the following:

•	confidentiality of our and Alon Energy’s information;

•	our right to continue coverage under Alon Energy’s insurance policies for so long as Alon Energy owns a majority of our outstanding common stock;

•	restrictions on our ability to take any action or enter into any agreement that would cause Alon Energy to violate any law, organizational document, agreement or judgment;

•	our obligation to comply with Alon Energy’s policies applicable to its subsidiaries for so long as Alon Energy owns a majority of our outstanding common stock, except (i) to the extent such policies conflict with our certificate of incorporation or bylaws or any of the agreements between Alon Energy and us, or (ii) as otherwise agreed with Alon Energy or superseded by any policies adopted by our board of directors; and

•	restrictions on our ability to enter into any agreement that binds or purports to bind Alon Energy.

Corporate Services Agreement.  We will enter into a corporate services agreement with Alon Energy prior to the completion of this offering to provide us certain administrative and support services and other assistance consistent with the services provided to us before this offering. In this prospectus, we refer to this agreement as the Corporate Services Agreement. The services Alon Energy will provide us, as qualified in the agreement, include the following:

•	treasury, payroll and other financial-related services;

•	human resources and employee benefits;

•	legal and related services;

•	information systems, network and related services;

•	investment services;

•	corporate services; and

•	procurement and sourcing support.

The charges for the corporate services generally are intended to allow Alon Energy to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without markup over actual out-of-pocket costs. We believe that the allocated costs are substantially equivalent to the cost that would be incurred by us if we were to obtain such services from third parties or hire additional personnel to perform such functions. In addition to the cost of these services, we may incur other corporate and operational costs which may be greater than historically allocated levels. The allocation of cost will be based on various measures depending on the service provided.

Under the Corporate Services Agreement, we will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under Alon Energy’s agreements with third-party vendors to the extent allowed by such vendor agreements. The Corporate Services Agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to Alon Energy’s computing and telecommunications systems to the extent necessary to perform or receive the corporate services.

The Corporate Services Agreement will require Alon Energy to continue to make available to us the range of services provided by Alon Energy prior to this offering, as qualified by such agreement. The Corporate Services Agreement may be terminated by mutual agreement of Alon Energy and us at any time, or upon no less than six months prior notice. However, the Corporate Services Agreement will require Alon Energy to provide certain specified services, generally related to information technology, for a period of time specified in the agreement after the expiration of the six-month notice period. Under the terms of the Corporate Services Agreement, Alon Energy will not be liable to us for or in connection with any services rendered pursuant to the Corporate Services Agreement or for any actions or inactions taken by Alon Energy in connection with the provision of services. However, Alon Energy will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of client information or violations of law. Additionally, we will indemnify Alon Energy for any losses arising from the provision of services, except to the extent the liabilities are caused by Alon Energy’s gross negligence or material breach of the Corporate Services Agreement.

Alon Energy Agreements with Third Parties.  Historically, we have received services provided by third parties pursuant to various agreements that Alon Energy has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Alon Energy for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure certain of these third-party services, including services related to insurance, vehicle leases, information technology and software, through contracts entered into by Alon Energy, to the extent we are permitted and elect to do so.

Registration Rights Agreement.  For a description of the registration rights agreement with, and the registration rights granted to, Alon Energy, see “Shares Eligible for Future Sale — Registration Rights.”

Tax Matters Agreement.  Prior to the completion of this offering, we and Alon Energy will enter into a tax matters agreement to allocate the responsibility of Alon Energy and its subsidiaries, on the one hand, and we and our subsidiaries, on the other, for the payment of taxes resulting from filings prior to the separation of tax returns on a combined, consolidated or unitary basis. In this prospectus, we refer to this agreement as the Tax Matters Agreement.

For U.S. federal income tax purposes, each member of an affiliated group of corporations that files a consolidated return is jointly and severally liable for the U.S. federal income tax liability of the entire group. Similar principles may apply with respect to members of a group that file a tax return on a combined, consolidated or unitary group basis for foreign, state and local tax purposes. Accordingly, the Tax Matters Agreement will allocate tax liabilities between Alon Energy and us during the periods in which we or any of our subsidiaries were included in the consolidated group of Alon Energy or any of its subsidiaries. The Tax Matters Agreement will provide that Alon Energy will indemnify us and our subsidiaries to the extent that, as a result of us or any of our subsidiaries being a member of a consolidated group, we or our subsidiaries become liable for the tax liability of the entire consolidated group (other than the portion of such liability for which we and our subsidiaries are liable under the Tax Matters Agreement).

Under Section 482 of the Code, the Internal Revenue Service has the authority in certain instances to redistribute, reapportion or reallocate gross income, deductions, credits or allowances between Alon Energy and us. Other taxing authorities may have similar authority under comparable provisions of foreign, state and local law. The Tax Matters Agreement will provide that we and Alon Energy will indemnify the other to the extent that, as a result of the Internal Revenue Service exercising its authority (or any other taxing authority exercising a similar authority), the tax liability of one group is reduced while the tax liability of the other group is increased.

Fuel Sales and Licensing Agreement.  We and Alon USA, LP have entered into a fuel sales and licensing agreement. Under this agreement, as amended to date Alon USA, LP agrees to provide us with approximately 310 million gallons of motor fuels annually, with flexibility to purchase up to 20% more or less than this amount pro rated monthly. In the event that we do not purchase at least 80% of the pro rated monthly amount for three consecutive months, Alon USA, LP has the option to terminate this agreement. The fuel sales and licensing agreement also grants to us an exclusive, non-transferable license to the use of the FINA brand at our convenience stores and those of our distributors and sublicensees. Pricing for fuel purchased under this agreement is based upon a formula incorporating Platt’s and OPIS-based closing prices. The pricing arrangement under this agreement is comparable to our historical pricing arrangements. In the event that we do not purchase 80% of the pro rated annual minimum in any given month, Alon USA, LP may elect not to offer the contract pricing for such purchases. Management believes that the contracted-for volumes, as structured in the fuel sales and licensing agreement, provide us with adequate supply to meet the expected needs of our business.

Payment terms on motor fuels purchased are net 10 days. The term of the fuel sales and licensing agreement ends on December 31, 2030, although the license of the FINA brand may be earlier terminated in the event that Alon USA, LP does not extend its current license which expires in August of 2012.

Credit Facility Guarantees.  SCS and Skinny’s are parties to a credit facility with Wells Fargo Bank, N.A., the Second Amended and Restated Wells Fargo Credit Facility. The obligations under the Second Amended and Restated Wells Fargo Credit Facility are secured by a pledge of substantially all of the assets of SCS and Skinny’s and each of their subsidiaries, including cash, accounts receivable and inventory, and are guaranteed by us and Alon Energy. See “Liquidity and Capital Resources — Summary of Indebtedness — Wells Fargo Credit Facility.”

Alon USA, LP is party to a credit agreement with Israel Discount Bank of New York, the Parent IDB Revolving Credit Agreement. We have provided an unsecured unconditional guarantee of all of Alon USA, LP’s obligations under the Parent IDB Revolving Credit Agreement. Additionally, the accounts receivable generated by our wholesale marketing segment are pledged as collateral under the Parent IDB Revolving Credit Agreement. See “Liquidity and Capital Resources — Parent Credit Facility Guarantee.”

Relationship with Alon Israel

As of March 1, 2011 Alon Israel owned approximately 75% of the outstanding shares of common stock of Alon Energy. Certain of our directors and director nominees, including Messrs. David Wiessman and Boaz Biran, have beneficial ownership interests in Alon Israel as described in footnote 1 to the “Principal and Selling Stockholders” table.

Loan Agreement and Warrants

On February 21, 2011, we entered into a loan agreement with Alon Israel pursuant to which Alon Israel loaned $12 million to us for general corporate purposes. This loan was part of the $30.0 million 2011 loan transactions in which the other $18.0 million was provided by unaffiliated third parties. In connection with this loan, Alon Energy issued to Alon Israel warrants to purchase up to 1,237,113 shares of Alon Energy’s common stock for an aggregate purchase price of up to $12 million, subject to adjustment.

The loan matures in March 2016 and bears interest at a rate of 7% per annum, payable semi-annually; provided, that in the event the warrants are not exercised in full by maturity, the interest rate will be increased to 9% per annum retroactively with respect to the same portion of the loans for which the warrants were not exercised. The principal amount of the loan is payable in four equal annual installments beginning in March 2013, provided that each scheduled principal payment will automatically be deferred until maturity unless Alon Israel notifies us in writing of its election to receive the scheduled principal payment at least 30 days prior to the scheduled payment date. In the event Alon Israel elects not to defer the principal payment on any scheduled principal payment date, the number of warrants associated with the loan will be reduced by the corresponding amount of such principal payment made.

Pursuant to the warrant agreement, in the event of an underwritten initial public offering of our common stock (including the offering contemplated by this prospectus), Alon Israel may elect to exchange the warrants to purchase Alon Energy common stock, or any portion thereof, for warrants to purchase a pre-determined number of shares of our common stock at an exercise price based on the offering price. The election to exchange the Alon Energy warrants for warrants to purchase our common stock must be made prior to the commencement of this offering. On March 14, 2011 Alon Israel assigned all of its interests in the warrants to certain shareholders of Alon Israel and their affiliates, including (1) David Wiessman, our Chairman of the Board of Directors, Alon Energy’s Executive Chairman of the Board and a shareholder of Bielsol (a 50.38% shareholder of Alon Israel), (2) Shebug Ltd., a shareholder of Bielsol, and (3) five purchase organizations of the Kibbutz Movement (each current shareholders of Alon Israel). The beneficial ownership interests of these warrant holders in Alon Israel are described in more detail in footnote 1 to the “Principal and Selling Stockholders” table.

SCS Beverage

On February 29, 2004, SCS sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, Inc., a corporation treated as a pass-through entity that is wholly owned by Jeff Morris, Alon Energy’s Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, or AGD, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. SCS engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to SCS a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to SCS. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted SCS an option to reacquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with SCS to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to SCS and SCS anticipates that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and SCS does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future.

Following this offering, we expect to transfer sole ownership of SCS Beverage to Mr. McKeen, our President and Chief Executive Officer.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of          , 2011, on both a historical basis and as adjusted to reflect the completion of this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table under “Executive Compensation”;

•	the selling stockholder (if the underwriters exercise the over-allotment option);

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the Securities and Exchange Commission. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days.

Shares Beneficially
Owned After this
Offering (assuming
the underwriters
	Shares Beneficially Owned				Number of	exercise their over-
	Prior to this Offering		After this Offering		Shares being	allotment in full)(6)
Name and Address	Number	%	Number	%	Offered(6)	Number %

5% or more Stockholders
Alon USA, LP(1)		%		%		%
Directors and Executive Officers
Kyle McKeen (2)
Joseph Lipman (2)(3)
David Potter
Judge Dobrient (2)(3)
Amir Wurzel (3)
David Wiessman (4)
Shlomo Braun
Shai Even (3)
Shlomo Even
Jeff D. Morris (2)(5)
Paul Eisman
Snir Wiessman
Directors and executive officers as a group (12 persons) (2)(3)(4)(5)
Director Nominees
Yeshayahu Pery
Boaz Biran
Itzhak Biran

*	Represents less than 1%.

(1)	Alon USA, LP is a Texas limited partnership and an indirect subsidiary of Alon Energy. As of , 2011 Alon USA, LP beneficially owned shares of common stock of Alon Brands, representing 100% of the outstanding shares of common stock of Alon Brands. Alon Energy, through it subsidiaries owns 100% of the outstanding voting rights in Alon USA, LP. As of March 1, 2011, Alon Energy had

(i) 55,083,372 common shares outstanding of which Alon Israel owned approximately 75.0% and (ii) 4,000,000 convertible preferred shares outstanding of which Alon Israel owned 87.5%. The address of Alon USA, LP and Alon Energy is 7616 LBJ Freeway, Suite 300, Dallas, Texas, 75251.

Alon Israel filed a Schedule 13D/A with the SEC on January 5, 2010 reporting that Alon Israel beneficially owned 41,183,097 shares of Alon Energy common stock, of which it had sole investment and voting power over 40,952,082 shares and shared investment and voting power over 231,015 shares owned by Tabris Investments Inc., a wholly-owned subsidiary of Alon Israel.

On October 28, 2010, Alon Israel purchased 3,500,000 shares of Alon Energy’s 8.50% Series A Convertible Preferred Stock (the “Preferred Stock”) in a registered direct offering. On December 31, 2010, Alon Energy issued 88,681 shares of Alon Energy common stock to Alon Israel in payment of the fourth quarter 2010 Preferred Stock dividend payment. Alon Israel’s approximate 75.0% beneficial ownership of Alon Energy common stock includes the 41,183,097 shares reported in the January 5, 2010 Schedule 13D/A filing and the 88,681 shares from the December 31, 2010 Preferred Stock dividend payment.

After Alon Israel’s purchase of the Preferred Stock, it filed a Schedule 13D/A with the SEC on November 2, 2010 reporting that Alon Israel beneficially owned 46,376,047 shares of Alon Energy common stock, of which it had sole investment and voting power over 46,145,032 shares and shared investment and voting power over 231,015 shares owned by Tabris Investments Inc. The 46,376,047 reported in the November 2, 2010 Schedule 13D/A filing includes the 41,183,097 shares reported in the January 5, 2010 13D/A filing and 5,192,950 shares of Alon Energy common stock that Alon Israel would receive if it converted all of its Preferred Stock into Alon Energy common stock at that date. Alon Israel’s approximate 75.0% beneficial ownership of Alon Energy common stock represented in the table above does not include the 5,192,950 shares that Alon Israel would receive if it converted all of its Preferred Stock into Alon Energy common stock because the conversion is subject to stockholder approval.

The address of Alon Israel and Tabris is Europark (France Building), Kibbutz Yakum 60972, Israel.

As of March 1, 2011, Alon Israel had 6,215,185 ordinary shares outstanding, which were owned of record as follows:

		Percent of
	Number of	Outstanding
Record Holder	Shares	Shares

Bielsol Investments (1987) Ltd.(i)	3,131,375	50.38%
Several Purchase Organizations of the Kibbutz Movement(ii)	2,915,497	46.91
Mr. Eitan Shmueli, as trustee (iii)	168,313	2.71

Total	6,215,185	100.00%

(i)	Bielsol Investments (1987) Ltd. is a privately held Israeli limited liability company that is beneficially owned (1) 80.0% by Shebug Ltd., an Israeli limited liability company that is wholly owned by the family of Shraga Biran (where all voting rights have been granted to Shraga Biran), the father of Boaz Biran, one of our director nominees, and (2) 20.0% by David Wiessman, the Chairman of the Board. The address of Bielsol Investments (1987) Ltd. is 1 Denmark St., Petach-Tivka, Israel.

(ii)	The Kibbutz Movement is a combination of approximately 270 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares of Alon Israel shown in the table above as owned by several purchase organizations of the Kibbutz Movement are owned of record by nine such purchase organizations. Each of the purchase organizations that owns of record 5% or more of the outstanding shares of Alon Israel is shown on the following table:

		Percent of
	Number of	Outstanding
Purchase Organization	Shares	Shares

Aloney Granot Cooperative Regional Organization Corporation(x)	505,172	8.13%
Mishkey Emek Hayarden Ltd.	489,012	7.87
Miskey Hanegev Export Ltd.	476,209	7.66
Mishkey Darom Holdings Cooperative Regional Organization Corporation	385,519	6.20
Mishkey Galil elyon Cooperative Regional Organization Corporation	391,005	6.29
Alonit Cooperative Regional Organization Corporation	405,394	6.52

(x)	Itzhak Bader, one of our director nominees, is Chairman of Granot Cooperative Regional Organization Corporation.

The purchase organizations of the Kibbutz Movement have granted a holding company, or the Holding Company, an irrevocable power of attorney to vote all of the shares of Alon Israel held by such purchase organizations. The Holding Company is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of our director nominees, Mr. Bader, is Chairman of the Holding Company.

(iii)	The shares of Alon Israel held by Mr. Eitan Shmueli are held by him as trustee of a trust which David Wiessman, the Chairman of the Board, is the sole beneficiary. These shares are treated as non-voting shares.

Bielsol Investments (1987) Ltd., the purchase organizations of the Kibbutz Movement and the Holding Company are parties to a stockholders agreement. Under that agreement:

•	Certain major decisions made by Alon Israel require the approval of more than 75% of the voting interests in Alon Israel or of more than 75% of the board of directors of Alon Israel, as applicable. The provisions of the stockholders agreement relating to approval of major transactions involving Alon Israel also apply to approval of major transactions involving significant subsidiaries of Alon Israel, including Alon.

•	The number of directors of Alon Israel must be between three and 12. The provision under the agreement currently allows Bielsol Investments (1987) Ltd. to elect six directors and the purchase organizations of the Kibbutz Movement to elect five directors.

•	There are various rights of first refusal among the stockholders who are party to the agreement.

Africa-Israel Investments Ltd. (“Africa Israel”) filed a Schedule 13D/A on March 1, 2010 reporting that Africa Israel beneficially owned 6,255,313 shares of Alon Energy common stock, which includes 2,579,774 shares held directly by Africa Israel and up to 3,675,539 shares underlying an option exercisable by Africa Israel during certain exercise windows, and which is mandatorily exercisable on July 1, 2011 if not exercised prior thereto. The option may only be exercised one time by Africa Israel, for all shares of Alon Energy common stock issuable thereunder, during one of the following exercise periods: (a) during the first five trading days of the trading period window for Alon Energy common stock on or after January 1, 2010; (b) during the first five trading days of the trading period window for Alon Energy common stock on or after July 1, 2010; or (c) during the first five trading days of the trading period window for Alon Energy common stock on or after January 1, 2011. To the extent Africa Israel exercises the option during one of the exercise windows that is prior to the mandatory exercise date on July 1, 2011, the number of shares to be issued will be less than 3,675,539.

According to Africa Israel’s Schedule 13D/A filed on March 1, 2010, it has sole investment and voting power over 6,255,313 shares of Alon Energy common stock and, due to the right of first offer provided by Africa Israel to Alon Israel under a share exchange agreement, Africa Israel may be deemed to share investment and voting power over the 6,255,313 shares of Alon Energy common stock with Alon Israel. Each of Lev Leviev, Izzy Cohen, Chaim Erez, Avinadav Grinshpon, Eitan Haber, Shmuel Shkedi, Rami

Guzman, Zipora Samet, Jacques Zimmerman, Shaul Dabby, Avi Barzilay, Gidi Kadusi, Ronit Cohen Nissan, Ron Fainaro, Zviya Leviev Eliazarov and Ron Maor, the directors and executive officers of Africa Israel, may be deemed to possess shared investment and voting power over such shares of Alon Energy common stock by virtue of their positions with Africa Israel. Each such director and/or executive officer disclaims beneficial ownership of all such shares. Furthermore, Lev Leviev, as controlling stockholder of Africa Israel, may be deemed to share beneficial ownership (both investment and voting power) of all of the shares of Alon Energy common stock that are held by Africa Israel. Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Africa Israel is a publicly-held Israeli limited liability company that is listed on the Tel Aviv Stock Exchange. As of March 1, 2010, based on information available to us, Africa Israel is beneficially owned (a) 47.23% by Lev Leviev, an Israeli citizen, and (b) 52.77% by public stockholders. The address of Africa Israel is 4 Derech Hahoresh, Yahud, Israel.

(2)	Such director or executive officer beneficially owns less than 1% of the total outstanding Alon Energy common stock.

(3)	Pursuant to the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan, on March 7, 2007 Alon made grants of Stock Appreciation Rights (“SARs”) to certain officers of Alon Energy at a grant price of $28.46 per share. The SARs granted on March 7, 2007 vest as follows: 50% on March 7, 2009, 25% on March 7, 2010 and 25% on March 7, 2011 and are exercisable during the 3-year period following the date of vesting.

When exercised, the SARs are convertible into shares of Alon Energy common stock, the number of which will be determined at the time of exercise by calculating the difference between the closing price of Alon Energy common stock on the exercise date and the grant price of the SARs (the “Spread”), multiplying the Spread by the number of SARs being exercised and then dividing the product by the closing price of Alon Energy common stock on the exercise date. In no event may a SAR be exercised if the Spread is not a positive number. On March 1, 2011, the reported closing price for Alon Energy common stock on the NYSE was $10.87 which was less than the respective grant prices.

(4)	As of March 1, 2011, Mr. Wiessman, our Chairman of the Board, beneficially owns 4.97% of Alon Energy common stock, which includes: (a) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including Alon Energy, which if exercised in full as of March 1, 2011 would represent 1,492,759 shares of Alon common stock; and (b) 1,247,205 shares of Alon Energy common stock held by Mr. Wiessman. Additionally, Mr. Wiessman holds 1,200,000 warrants to purchase shares of Alon Energy common stock. See “Certain Relationships and Related Party Transactions with Management and Others — Relationship with Alon Israel — Loan Agreement and Warrants.” Pursuant to the warrant agreements, in the event of an underwritten initial public offering of our common stock (including the offering contemplated by this prospectus), Mr. Wiessman may elect to exchange all or any portion of his warrants to purchase Alon Energy common stock for warrants to purchase a pre-determined number of shares of our common stock at an exercise price based on the offering price. The election to exchange the Alon Energy warrants for warrants to purchase our common stock must be made prior to the commencement of this offering.

(5)	As of March 1, 2011, Mr. Morris owns 4,671.40 shares (or 4.27%) of non-voting stock of Alon USA Operating, Inc., our indirect parent and subsidiary of Alon Energy.

(6)	Alon USA, LP, as selling stockholder, has granted the underwriters the option to purchase shares of common stock from Alon USA, LP, at the offering price less the underwriting discount for 30 days from the date of this prospectus. This assumes that the underwriters exercise this option in full.

CORPORATE REORGANIZATION TRANSACTIONS

Prior to this offering, we were an operating segment of Alon Energy. Prior to November 2008, our retail business was conducted through Alon Interests and its direct and indirect subsidiaries. In November 2008, under Section 265 of the General Corporation Law of the State of Delaware, Alon Interests was converted into a Delaware corporation and its name was changed to Alon Brands. Prior to this offering, our wholesale marketing segment was conducted through Alon USA, LP, a Texas limited partnership, which was the sole stockholder of Alon Brands.

We and Alon Energy and its subsidiaries intend to conduct an additional corporate reorganization transaction, to take effect upon the effectiveness of this registration statement, in order that the retail and wholesale marketing segments will both be conducted by Alon Brands, the issuer of the shares of common stock being sold in this offering. In the reorganization, Alon USA, LP will contribute the assets and liabilities associated with our wholesale marketing segment to Alon Brands, which will then be contributed to a newly-formed subsidiary. As a result, Alon Brands will become the holding company for our wholesale marketing segment in addition to owning our retail business. The reorganization will not affect our operations.

In addition, we intend to effect a  -for-1 stock split of our common stock outstanding prior to this offering.

The following diagram illustrates our organizational structure prior to the corporate reorganization transaction:

The following diagram illustrates our organizational structure following the corporate reorganization transaction:

DESCRIPTION OF CAPITAL STOCK

Immediately following the consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be          outstanding shares of common stock and no shares of preferred stock will be outstanding.

The following is a summary of our capital stock and important provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our amended and restated certificate of incorporation permits us to issue up to 25,000,000 shares of preferred stock from time to time. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

General

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.

Advance Notice Procedure

Our amended and restated bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 60 nor more than 90 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from such anniversary date, not earlier than the 90th calendar day prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, president or secretary after written request of a majority of the total number of directors that our company would have it there were no vacancies.

Delaware Anti-Takeover Law

Section 203 of the General Corporation Law of the State of Delaware provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering, approximately           shares of our common stock will be outstanding. Of these shares, Alon USA, LP, a subsidiary of Alon Energy, will beneficially own           shares of our common stock (           shares, or  %, if the underwriters’ over-allotted option is exercised in full), which will represent     % of the total fully-diluted shares of our common stock. In addition, all           shares of common stock sold in this offering will be freely tradeable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock, or     % of our total fully-diluted shares of common stock, will constitute “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. These rules are summarized below. Of these remaining shares,          shares are also subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus, subject to certain extensions. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time. These shares will all become eligible for resale in the public market from time to time following such lock-up period when the applicable holding period under Rule 144 has been met with respect to such shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or persons whose shares must be aggregated, who is one of our affiliates and has beneficially owned restricted shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the then-outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also generally subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person, or persons whose shares must be aggregated, who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell the shares without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

In general, Rule 701 of the Securities Act, as currently in effect, provides that any of our employees, consultants or advisors who purchased shares of our common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Securities Exchange Act of 1934 in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Lock-Up Agreement

For a description of the lock-up agreement with the underwriters that restricts sales of shares by Alon Energy, see “Underwriting.”

Registration Rights

Pursuant to the terms of a registration rights agreement with Alon USA, LP, a subsidiary of Alon Energy, we have provided Alon Energy with certain rights with respect to the registration of shares of our common stock under the Securities Act. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, Alon Energy is entitled to notice of such registration and is entitled to include shares of such common stock therein. In addition, Alon Energy is entitled to certain demand registration rights pursuant to which it may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, provided that the number of shares to be included in such registration is not less than 10% of the then-outstanding shares of our common stock and 5% of the aggregate number of shares outstanding immediately following completion of this offering. Alon Energy may exercise these demand registration rights no more than three times during the term of the agreement, except for those demand registrations that we can satisfy on Form S-3, which shall be unlimited. We are not required to effect a demand registration during the period starting 60 days prior to our good faith estimate of the filing date of, and ending 90 days after the effective date of, a company-initiated registration on which Alon Energy can piggyback. Under these registration rights, the underwriters of an offering may limit the number of shares included in the registration. The registration rights agreement shall remain in effect so long as Alon Energy owns any “registrable shares,” as defined in the agreement, which includes all shares of our common stock held by Alon Energy that have not been (1) sold under an effective registration statement, (2) distributed to the public pursuant to Rule 144, (3) otherwise have become freely distributable by Alon Energy without the need for registration under federal or state securities laws or subject to volume or manner of sale restrictions under Rule 144 or (4) cease to be outstanding.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder (other than a partnership) of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”), and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, tax-exempt organizations, pass-through entities, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

Dividends

In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holders), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We have not determined whether or not we currently are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are, have been, or become, a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five-year period preceding the date of dispositions or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock but other Non-U.S. Holders generally would not be. If our common stock is not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on disposition of our common stock. See “Risk Factors — Risks Relating to this Offering — If we are, or become a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock by non-U.S. holders, and those holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.”

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

Withholding Legislation

Recently enacted legislation would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on (i) dividends paid on common stock and (ii) the gross proceeds of a disposition of common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). The legislation would also generally impose a withholding tax of 30% on (i) dividends paid on common stock and (ii) the gross proceeds of a disposition of common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are urged to consult with their tax advisors regarding the possible implications of this legislation on their investment in shares of our common stock.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011, we have agreed to sell to the underwriters named below, for whom                               is acting as representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Alon USA, LP, as selling stockholder, has granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by:
Us	$	$	$	$
Selling Stockholder	$	$	$	$
Expenses payable by us	$	$	$	$

The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not directly or indirectly (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, (ii) publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of                                  , for a period of 180 days after the date of this prospectus, except (x) grants of stock options to directors, employees or consultants pursuant to the terms of a plan in effect on the date hereof and the issuance of our shares of common stock upon the exercise of those stock options or (y) the issuance of shares of our common stock pursuant to the exercise of warrants or options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of any “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless                                   waives, in writing, such an extension.

Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                                   for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of any “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of any “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless                        waives, in writing, such an extension.

At our request, the underwriters have reserved for sale at the initial public offering price up to          shares of the common stock for employees, directors, officers and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding two paragraphs, each person buying shares through the directed share program has agreed that, for a period of   days from the date of this prospectus, he or she will not, without the prior written consent of                                  , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For officers and directors purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding two paragraphs shall govern with respect to their purchases.                                   may release any of the securities subject to these lock-up agreements at any time without notice. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the NYSE under the symbol “ABO.”

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.

Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and the prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospectus for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general conditions of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

INTERNATIONAL SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Jones Day. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The combined financial statements of Alon Brands, Inc. and affiliates as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, Registration No. 333-155296, under the Securities Act with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock being sold in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed, as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed, may be inspected without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The other information we file with the Securities and Exchange Commission is not part of the registration statement of which this prospectus forms a part.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We intend to make these filings available on our website once the offering is completed. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

Report of Independent Registered Public Accounting Firm

Board of Directors
Alon Brands, Inc.

We have audited the accompanying combined balance sheets of Alon Brands, Inc. and subsidiaries and affiliates (the “Company”) as of December 31, 2009 and 2010, and the related combined statements of operations, member’s interest and stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Alon Brands, Inc. and subsidiaries and affiliates, as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP
Dallas, Texas

April 5, 2011 (except for Note 1, Note 2(x), and the first paragraph of Note 19, as to which the date is             , 2011).

The foregoing auditor’s report is in the form that will be signed upon consummation of the transaction described in Note 1 to the combined financial statements.

/s/ Grant Thornton LLP
Dallas, Texas

April 5, 2011

Alon Brands, Inc. and Affiliates
Combined Balance Sheets
(In thousands expect share and per share amounts)

	December 31,
	2009	2010

ASSETS
Current Assets
Cash and cash equivalents	$1,979	$28,153
Accounts and short-term notes receivable, net of allowance for doubtful accounts	15,835	23,598
Inventories	21,954	21,008
Deferred income taxes	1,044	423
Prepaid expenses and other current assets	1,835	1,142

Total Current Assets	42,647	74,324

Property and Equipment, net	80,960	74,065

Other Non-Current Assets
Goodwill	50,256	50,256
Intangible assets, net	8,695	8,651
Other assets	3,866	5,152

Net Other Non-Current Assets	62,817	64,059

Total Assets	$186,424	$212,448

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Current portion of notes payable and capital lease obligation	$6,446	$7,012
Accounts payable	12,928	14,562
Accounts payable, affiliates	2,194	14,550
Income taxes payable	976	—
Accrued liabilities and expenses	17,283	17,975

Total Current Liabilities	39,827	54,099

Long-Term Liabilities
Notes payable	73,995	87,020
Capital lease obligation	63	26
Deferred income taxes	9,685	11,851
Other non-current liabilities	4,543	3,535

Total Liabilities	128,113	156,531

Commitments and Contingencies
Stockholder’s Equity
Common Stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	—	—
Additional paid-in capital	58,416	44,691
Accumulated other comprehensive loss	(953)	(202)
Retained earnings	848	11,428

Total Stockholder’s Equity	58,311	55,917

Total Liabilities and Stockholder’s Equity	$186,424	$212,448

The accompanying notes are an integral part of these financial statements.

Alon Brands, Inc. and Affiliates
Combined Statements of Operations
(In thousands except shares and per share data)

	December 31,
	2008	2009	2010

Revenues
Motor fuel	$978,882	$540,630	$766,424
Merchandise	253,295	261,920	274,264
Other, net	9,879	8,990	10,551

Total Revenues	1,242,056	811,540	1,051,239

Cost of Sales
Motor fuel	951,064	509,347	728,417
Merchandise, net	181,688	186,291	192,017

Total Cost of Sales	1,132,752	695,638	920,434

Gross Profit	109,304	115,902	130,805

Operating and Selling Expenses
Personnel costs, taxes and benefits	45,961	48,420	51,248
Leases and utilities	17,221	16,359	15,978
Royalties	3,577	3,321	3,530
Other operating, selling and administrative	30,346	26,449	27,356
Loss from fire	—	742	—
Depreciation, amortization and accretion	13,704	13,592	13,550

Total Operating and Selling Expenses	110,809	108,883	111,662

Operating Income (Loss)	(1,505)	7,019	19,143

Other Income (Expense)
Interest expense	(5,097)	(3,893)	(3,176)
Interest income	26	6	2
Rental and other income	528	553	592
Gain (loss) on sale of assets	(317)	—	286

Net Other Expense	(4,860)	(3,334)	(2,296)

Income (Loss) Before Income Taxes	(6,365)	3,685	16,847

Income Tax Expense (Benefit)	(1,555)	1,268	6,267

Net Income (Loss)	$(4,810)	$2,417	$10,580

Earnings (Loss) Per Share
Basic and diluted	$(4,810)	$2,417	$10,580
Weighted Average Shares Outstanding
Basic and diluted	1,000	1,000	1,000

The accompanying notes are an integral part of these financial statements.

Alon Brands, Inc. and Affiliates
Combined Statements of Member’s Interest and Stockholder’s Equity
(In thousands)

		Common			Accumulated
		Stock		Additional	Other		Comprehensive
	Member’s		Par	Paid-in	Comprehensive	Retained	(Loss)
	Interest	Shares	Value	Capital	Loss	Earnings	Income	Total

Balance, January 1, 2008	$101,427	—	$—	$—	$(747)	$—		$100,680
Net loss (January 1-November 30)	(3,241)	—	—	—	—	—	$(3,241)	(3,241)
Conversion to C-Corporation	(98,186)	1	—	98,186	—	—		—
Payment to parent, net	—	—	—	(33,467)	—	—		(33,467)
Net loss (December 1-December 31)	—	—	—	—	—	(1,569)	(1,569)	(1,569)
Other comprehensive income (loss)
Mark to market on interest rate hedge, net of tax of $768	—	—	—	—	(1,257)	—	(1,257)	(1,257)
Minimum pension liability, net of $49 tax	—	—	—	—	80	—	80	80

Total comprehensive loss							$(5,987)

Balance, December 31, 2008	—	1	—	64,719	(1,924)	(1,569)		61,226
Payment to parent, net	—	—	—	(6,303)	—	—		(6,303)
Net income	—	—	—	—	—	2,417	$2,417	2,417
Other comprehensive income
Mark to market on interest rate hedge, net of tax of $515	—	—	—	—	956	—	956	956
Minimum pension liability, net of $8 tax	—	—	—	—	15	—	15	15

Total comprehensive income							$3,388

Balance, December 31, 2009	—	1	—	58,416	(953)	848		58,311
Payment to parent, net	—	—	—	(13,725)	—	—		(13,725)
Net income	—	—	—	—	—	10,580	$10,580	10,580
Other comprehensive income
Settlement of interest rate hedge, net of tax of $453	—	—	—	—	764	—	764	764
Minimum pension liability, net of $7 tax	—	—	—	—	(13)	—	(13)	(13)

Total comprehensive income							$11,331

Balance, December 31, 2010	$—	1	$—	$44,691	$(202)	$11,428		$55,917

The accompanying notes are an integral part of these financial statements.

Alon Brands, Inc. and Affiliates
Combined Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2008	2009	2010

Cash flows from operating activities
Net income (loss)	$(4,810)	$2,417	$10,580
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debt expense	178	—	(80)
Depreciation, amortization and accretion	13,704	13,592	13,550
Write-down of obsolete assets	21	37	—
(Gain) loss on disposal of property and equipment	317	—	(286)
Loss from fire	—	607	—
Deferred income taxes	(3,202)	5,126	2,787
Changes in operating assets and liabilities, net of effect of acquisitions
Accounts and short-term notes receivable	23,755	(1,236)	(7,683)
Inventories	6,225	(1,373)	946
Prepaid expenses and other current assets	(815)	133	693
Other assets	(1,509)	(1,610)	(1,086)
Accounts payable	1,878	3,445	1,634
Accounts payable, affiliates	2,935	(2,364)	12,356
Income taxes payable	(1,974)	(4)	(976)
Accrued liabilities and expenses	(1,926)	(255)	692
Other non-current liabilities	819	(1,161)	(1,348)

Net cash provided by operating activities	35,596	17,354	31,779

Cash flows from investing activities
Purchase of property and equipment	(3,203)	(4,342)	(4,671)
Proceeds from disposal of property and equipment	369	—	595
Expenditures for brand image enhancement	(685)	(857)	(1,358)

Net cash used in investing activities	(3,519)	(5,199)	(5,434)

Cash flows from financing activities
Proceeds from credit facility	—	—	20,000
Payment of debt issuance costs	—	—	(200)
Payments on notes payable	(6,392)	(6,404)	(6,209)
Payments on capital lease obligation	(31)	(34)	(37)
Payments to parent, net	(33,467)	(6,303)	(13,725)

Net cash used in financing activities	(39,890)	(12,741)	(171)

Net increase (decrease) in cash and cash equivalents	(7,813)	(586)	26,174
Cash and cash equivalents, beginning of period	10,378	2,565	1,979

Cash and cash equivalents, end of period	$2,565	$1,979	$28,153

Supplemental disclosure of cash flow information
Interest paid	$5,590	$3,822	$3,272
Income taxes paid (refunded)	$471	$(1,268)	$2,954

The accompanying notes are an integral part of these financial statements.

Alon Brands, Inc. and Affiliates
Notes to Combined Financial Statements
(Dollar in thousands, except as noted)

1.	Organization and Nature of Business

Alon Brands, Inc. and subsidiaries (“Alon Brands” or the “Company”) is an operator of convenience stores and a wholesale marketer of motor fuels. The Company’s combined operations are the result of its retail operations and a “carve out” of certain wholesale marketing assets and liabilities associated with its parent company Alon USA Energy, Inc.’s (“Alon Energy”) branded marketing business operated by Alon USA, LP (“Alon LP”) that were contributed upon effectiveness of the Company’s registration statement related to its initial public offering. Alon Energy is the parent company of Alon LP, and Alon LP is the majority shareholder of Alon Brands. The contribution was accounted for as a contribution of entities under common control using “as-if pooling-of-interests” accounting. Under this method of accounting, the assets and liabilities of Alon LP were carried forward to Alon Brands at their historical costs. In addition, all prior period financial statements were restated to include the combined results of operations, financial position, and cash flows of Alon Brands.

The Company conducts its business in two primary business segments, wholesale marketing and retail. The wholesale marketing segment markets motor fuels through a network of approximately 906 locations under the FINA brand name, including 292 of the convenience stores operated by Alon Brands’ retail segment and 261 licensees. Substantially all of the motor fuel marketed is delivered through Alon Energy’s physically integrated system (a distribution network of pipelines and terminals that are either owned or accessed through leases or long-term throughput agreements) after being produced at Alon Energy’s Big Spring, Texas refinery. This segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

The retail segment operates 304 convenience stores located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of motor fuel, general merchandise and food and beverage products to the general public, primarily under the 7-Eleven and FINA brand names. Substantially all of the motor fuels sold through the retail segment are purchased from Alon Marketing, LLC (“Alon Marketing”), a subsidiary of Alon Brands.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Fiscal Period

The combined financial statements include the accounts of Alon Brands and its wholly-owned subsidiaries Southwest Convenience Stores, LLC (“SCS”), a Texas limited liability company, Skinny’s, LLC (“Skinny’s”), a Texas limited liability company, GTS Licensing Company, Inc., a Texas corporation, Alon Financial Services, Inc., a Texas corporation, Alon Marketing, LLC, a Texas limited liability company, and its affiliate SCS Beverage, Inc. (“SCS Beverage”), a variable interest entity. All intercompany balances and transactions have been eliminated. The Company’s fiscal year ends December 31.

As further described in Note 7, SCS is the primary beneficiary of assets owned by and operating activities of SCS Beverage, a New Mexico Subchapter S corporation owned by an officer of Alon Energy and included in the combined financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for variable interest entities. The variable interest entity was created for a single, specific purpose in February 2004. The purpose of the variable interest entity is to expedite the New Mexico liquor license renewal process.

General corporate and shared services provided by Alon Energy and allocated to Alon Brands pursuant to a corporate services agreement are included in other operating, selling, and administrative expenses in the accompanying combined statements of operations. The allocation is estimated at the beginning of the year and applied consistently throughout the year unless there is a significant change in the allocation base. The allocation of such costs to Alon Brands is not based on a detailed analysis; rather, it is calculated by Alon Energy’s management based on an estimate of time spent by individual corporate and shared services

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

departments on Alon Brands activities relative to all other Alon Energy entities. Management believes the assumptions and method used to allocate general corporate and shared services are reasonable. General corporate and shared service cost reflects treasury, payroll and other financial-related services, human resources and employee benefits, legal, information systems, investment services, corporate services and procurement and sourcing support.

(b)	Fair Value of Financial Instruments

Cash and cash equivalents, accounts and short-term notes receivable, current portion of notes payable, accounts payable and accrued liabilities and expenses are reflected in the combined financial statements at fair value because of the short-term maturity of the instruments. Notes payable are reflected in the combined financial statements at fair value due to their index being tied to market rates.

Under US GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, an exit price). The exit price is based on the amount the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date. In some circumstances, the entry and exit price may be the same; however, they are conceptually different.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, the Company uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, the Company may make adjustments for risks and uncertainties if a market participant would include such an adjustment in its pricing.

The Company recorded its interest rate swap at fair value. US GAAP establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either level 1 or level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

Level 1 — Quoted market prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than level 1 inputs that are either directly or indirectly observable; and

Level 3 — Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter based on various factors. It is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between different levels will be rare.

The following table summarizes the valuation of financial instruments measured at fair value on a recurring basis in the statement of financial position at December 31, 2009 and 2010.

	December 31, 2009		December 31, 2010
	Significant Other		Significant Other
	Observable Input		Observable Input
	(Level 2)	Total	(Level 2)	Total

Description
Interest rate swap	$1,826	$1,826	$—	$—
Total liabilities measured at fair value	$1,826	$1,826	$—	$—

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The fair value of the interest rate swap was determined using a pricing model predicated upon observable market inputs. The interest rate swap expired on October 1, 2010 and was not renewed.

(c)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash and Cash Equivalents

All highly-liquid instruments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. The Company maintains some balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limits. On November 19, 2010, the FDIC issued a final rule implementing Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest bearing transaction accounts beginning December 31, 2010 through December 31, 2012.

(e)	Accounts Receivable

The majority of the accounts receivable are from wholesale fuel sales to distributors and retail payment card transactions that have not yet settled. Credit is extended based on evaluation of the distributor’s financial condition, and in certain circumstances, collateral, such as letters of credit or guarantees, is required. Accounts receivable generally are due within 10 days and are stated at amounts due from distributors, net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due. Credit losses are charged to the allowance for doubtful accounts when accounts are deemed uncollectible. Historically, such losses have been minimal. The allowance for doubtful accounts is based on a combination of current sales, historical charge-offs and specific accounts identified as high risk. Non-trade receivables consist mainly of vendor rebates and environmental receivables. The allowance for doubtful accounts as of December 31, 2009 and 2010, is $520 and $440, respectively.

The Company’s wholesale marketing segment’s accounts receivables, which totaled $20,568 and $29,989 as of December 31, 2009 and 2010, respectively, are pledged as security under the IDB Credit Facility (see Note 15(h)).

(f)	Inventories

Merchandise inventories are stated at the lower of average cost as determined by the retail inventory method or market. Retail fuel inventories are stated at cost determined using the first in, first out method. The Company does not maintain wholesale fuel inventories. Shipping and handling costs are included in the cost of inventories.

(g)	Property and Equipment

The carrying value of property and equipment is recorded at cost and includes the fair value of the asset retirement obligations, net of accumulated depreciation. The useful lives on depreciable assets used to determine depreciation expense range from 5 to 40 years with an average life of 18 years. Property and equipment, net of salvage value, are depreciated using the straight-line method over the estimated useful lives for the assets or groups of assets, beginning in the month following acquisition or completion. Leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms, including options expected to be renewed, or the estimated useful lives of the related assets. The Company

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings. The Company did not capitalize any interest in 2008, 2009 or 2010.

Expenditures for major replacements and additions are capitalized. Routine repairs and maintenance costs are charged to other operating, selling and administrative expenses as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

(h)	Impairment of Long-Lived Assets and Assets To Be Disposed Of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected undiscounted future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

(i)	Asset Retirement Obligation

US GAAP requires recognition and measurement of a liability for an asset retirement obligation for costs that apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset, including leased properties. See Note 12.

(j)	Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a business combination or determined to have an indefinite useful life are not amortized but instead tested for impairment annually and more frequently if events and circumstances indicate the asset might be impaired. The Company uses December 31 as the valuation date for annual impairment testing. An impairment loss is recognized to the extent the carrying amount exceeds the asset’s fair value and is determined by reporting unit, which is an operating segment or one level below an operating segment. The Company’s reporting units are its wholesale marketing and retail segments. All goodwill is recorded at the retail segment.

Other intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of the related asset.

(k)	Self-insurance Reserves

Alon Energy uses a combination of self-insurance and third-party insurance with predetermined deductibles to manage certain insurable risks. Alon Energy also estimates the cost of health care claims that have been incurred but not reported based on historical experience. The Company’s share of Alon Energy’s employee injury plan, general liability losses and health care claims are recorded for the aggregate liabilities for claims reported and an estimate of the cost of claims incurred but not reported, based on actuarial estimates and historical experience.

(l)	Revenue Recognition

The Company’s wholesale marketing revenues from the sale of motor fuels are earned and realized upon transfer of title to the distributor based on the contractual terms of delivery, including payment terms and

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

prices. Title primarily transfers at the terminal when the motor fuel is loaded into the common carrier trucks (free on board origin). Wholesale marketing revenues from payment card processing services are earned and realized upon the third-party card processor’s completion of the transaction and are reflected net of the Company’s cost associated with the transaction.

The Company’s retail revenues from merchandise and motor fuel sales are recognized at the point of sale or when fuel is dispensed to the customer. Service and commission revenues from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes and other ancillary product and service offerings are recognized at the time the services are rendered or commissions earned.

(m)	Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting whereby the purchase price is allocated to assets acquired and liabilities assumed based on fair value. Any excess of purchase price over fair value of net assets acquired and identifiable intangible assets is recorded as goodwill. The combined statements of operations for the fiscal years presented include the results of operations for acquisitions from the date of acquisition.

(n)	Environmental Expenditures

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated, which occurs no later than at completion of the remedial feasibility study. Environmental liabilities represent the estimated costs to investigate and remediate contamination at Company properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Such accruals are updated to reflect changes in factual information, available technology or applicable laws and regulations as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets and are not offset against the related environmental liability.

(o)	Advertising Costs

Advertising costs are expensed when incurred and were approximately $956, $936 and $864 for 2008, 2009 and 2010, respectively.

(p)	Vendor Allowances and Rebates

The Company receives payments for vendor allowances, volume rebates and other supply arrangements in connection with various programs. Earned payments are recorded as a reduction to cost of sales or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement.

(q)	Lease Accounting

The Company leases some of its convenience store properties, administrative offices and equipment under non-cancellable operating leases, whose initial terms are typically 10 to 20 years, along with options that permit renewals for additional periods. Minimum rent is expensed on a straight-line basis over the term of the lease, including renewal periods that are reasonably assured at the inception of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume. The Company is typically responsible for payment of real estate taxes, maintenance expenses and insurance on leased properties.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The excess of straight-line lease expense over scheduled payment amounts is recorded as deferred rent. At December 31, 2009 and 2010, deferred rent included in other non-current liabilities in the combined balance sheets was $106 and $176, respectively.

(r)	Income Taxes

All of Alon Energy’s operations, including the operations of its subsidiaries, are included in Alon Energy’s consolidated Federal income tax return. The Company recognizes deferred income tax liabilities and assets for the expected future income tax consequences of temporary differences between financial statement carrying amounts and the related income tax basis. See Note 16. As permitted by US GAAP, the Company computes current and deferred taxes as if it were a separate taxpayer for purposes of the accompanying combined financial statements. In accordance with an agreement between the Company and Alon Energy, income taxes payable are paid to Alon Energy, which then remits those amounts to taxing authorities.

(s)	Motor Fuel Taxes

Certain motor fuel excise and sales taxes are collected from customers and remitted to governmental agencies either directly by the Company or through suppliers. Taxes on retail motor fuel sales were approximately $37,894, $47,021 and $54,930 for 2008, 2009 and 2010, respectively, and are included in gross motor fuel sales and cost of sales in the accompanying combined statements of operations. All other excise and sales taxes are presented on a net basis in the combined statements of operations.

(t)	Concentration Risk

The Company purchases approximately 50% of its general merchandise, including most cigarettes and grocery items, from a single wholesale grocer, McLane Company, Inc. (“McLane”). The Company’s current contract with McLane expires at the end of December 2011.

Alon LP, the Company’s parent, supplied substantially all of the Company’s motor fuel purchases in all periods presented.

The Company’s future operating results may be affected by a number of factors including disruption in supply of merchandise and fuel from these primary suppliers. If these suppliers are unable to fulfill their obligations to the Company or otherwise cease making products available to the Company, operations could be adversely affected.

During 2008, Alon LP, the Company’s primary supplier of motor fuels, suffered a major fire at its refinery located in Big Spring, Texas. As a result of this supply disruption, the Company’s wholesale fuel margins were adversely affected because the Company purchased motor fuel for resale from third parties to honor contractual commitments to the Company’s FINA-branded distributors. In addition, the Company’s wholesale motor fuel margins were adversely affected from increased transportation costs in supplying the Company’s distributors from terminals outside their geographic area.

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company’s business. Although the Company purchases more than 50% of its merchandise from one supplier, the Company believes its retail stores could be supplied by alternative suppliers with little or no significant disruption.

The Company had one customer with net sales exceeding 10% of combined revenues in 2008, 2009 and 2010. Net sales to this customer were approximately 16%, 16% and 20% in 2008, 2009 and 2010, respectively. This customer’s outstanding accounts receivable balance was approximately 28% of combined accounts receivable at December 31, 2009 and 39% at December 31, 2010. No other customers’ outstanding accounts receivable balance exceeded 10% of combined accounts receivable at December 31, 2009 or 2010.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

(u)	Other Comprehensive Loss

Other comprehensive loss, net of tax consists of net income and other gains and losses affecting member’s interest and equity that, under US GAAP, are excluded from net income, such as defined benefit pension plan adjustments and gains and losses related to certain derivative instruments such as cash flow hedges related to interest rates. The balance in other comprehensive loss, net of tax reported in the combined statement of member’s interest and equity consists of defined benefit pension plan and fair value of interest rate swap adjustments.

(v)	Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable a liability has been incurred and the amount of the assessment or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w)	Royalties

Royalty fees are expensed when related gross merchandise sales are recognized. The majority of the Company’s royalty fees are related to the 7-Eleven license agreement dated June 2, 1993, as amended. 7-Eleven royalties were approximately $3,392, $3,308 and $3,518 for 2008, 2009 and 2010, respectively.

(x)	Earnings Per Share

Basic and diluted earnings per share have been computed by dividing net earnings by the weighted average number of common shares outstanding during the period. The following table sets forth the computation for basic and diluted earnings per share for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	(Amounts in thousands, except share and per share data)

Net income (loss)	$(4,810)	$2,417	$10,580
Basic and diluted weighted average shares outstanding	1,000	1,000	1,000

Basic and diluted earnings (loss) per share	$(4,810)	2,417	10,580

(y)	New Accounting Standards and Disclosures

In February 2007, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The adoption of this pronouncement did not materially affect the Company’s financial position or results of operations since it did not elect to record any of its financial assets or financial liabilities at fair value.

In December 2007, the FASB issued new rules for accounting for business combinations, which require the purchase method of accounting be used for all business combinations. It requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value and applies to all business combinations, including combinations by contract alone. The new rules are effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. The new rules will be applied to business combinations occurring after the effective date.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

In December 2007, the FASB issued a new accounting pronouncement that requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity. This pronouncement is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. This pronouncement will be applied prospectively to all non-controlling interests. Comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures. The Company adopted this pronouncement on January 1, 2009 and it did not materially affect the Company’s financial position or results of operations.

In March 2008, the FASB issued new disclosure requirements for derivative instruments and hedging activities. These new disclosure requirements are intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. These new disclosure requirements are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and had no impact on the Company’s combined balance sheets, statements of operations, statement of member’s interest and equity or statements of cash flows but require disclosure in the notes to the combined financial statements.

In April 2008, the FASB issued guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations, or cash flows.

In December 2008, the FASB issued a new accounting pronouncement that requires additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. It is effective for financial statements issued for interim or annual periods ending after December 15, 2008. The Company adopted the pronouncement on January 1, 2009. Because it affects disclosures only, it had no impact on the Company’s financial position, results of operations, or cash flows.

In April 2009, the FASB issued a new accounting pronouncement that requires, on an interim basis, disclosures about the fair value of financial instruments for public entities. It is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this pronouncement on June 30, 2009. Because it affects disclosures only, it had no impact on the Company’s financial position, results of operations, or cash flows.

In June 2009, the FASB issued a new accounting standard for variable interest entities, which improves financial reporting by enterprises involved with variable interest entities and addresses (1) the effects on certain provisions of previous accounting standards, as a result of the elimination of the qualifying special-purpose entity concept and (2) constituent concerns about the application of certain key provisions of previous accounting standards, including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This standard is effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and for interim periods within that annual reporting period. Early adoption is prohibited. The adoption of this standard did not have a material effect on the Company’s combined financial statements.

In July 2010, the FASB issued guidance to enhance disclosures about the credit quality of a creditor’s financing receivables and the adequacy of its allowance for credit losses. The amended guidance is effective for period-end balances beginning with the first interim or annual reporting period ending on or after

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

December 15, 2010. The amended guidance is effective for activity during a reporting period beginning with the first interim or annual reporting period beginning on or after December 15, 2010. The Company expects the amended guidance to impact its disclosures in future periods but to otherwise not have a significant effect on its combined financial statements.

3.	Accounts and Short-term Notes Receivable, net

Accounts and short-term notes receivable consist of the following:

	December 31,
	2009	2010

Wholesale customers	$12,719	$19,972
Commissions, rebates, and trade	3,506	3,862
Credit cards	130	204
Allowance for doubtful accounts	(520)	(440)

Accounts receivable, net	$15,835	$23,598

Changes in the Company’s allowance for doubtful accounts for the fiscal years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended
	December 31,
	2008	2009	2010

Balance at the beginning of year	$314	$484	$520
Provision for uncollectible accounts receivable	178	—	(80)
Accounts written off, net of recoveries	(8)	36	—

Balance at end of year	$484	$520	$440

4.	Inventories

Inventories consist of the following:

	December 31,
	2009	2010

Merchandise	$17,129	$15,609
Fuel	4,825	5,399

Total inventories	$21,954	$21,008

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

5.	Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,
	2009	2010

Land	$22,054	$22,205
Buildings and improvements	36,407	35,816
Equipment	78,178	79,240

	136,639	137,261
Less accumulated depreciation	(55,679)	(63,196)

Property and equipment, net	$80,960	$74,065

Depreciation expense on property and equipment was approximately $12,083, $11,846 and $12,034, for 2008, 2009 and 2010, respectively.

During 2008, the Company recorded a net loss of $317 on disposal of assets, which had a net book value of $686. During 2009, the Company recorded a loss of $742 from a fire at one of its convenience stores on July 1, 2009. During 2010, the Company recorded a gain of $286 on disposal of assets, which had a net book value of $309. Gains and losses on disposal of assets are recorded in gain/(loss) on sale of assets in the combined statements of operations.

6.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The balances consist of the following:

	December 31,
	2009	2010

Good Times acquisition	$15,718	$15,718
Skinny’s, Inc. acquisition	34,538	34,538

Total goodwill	$50,256	$50,256

Allocation of the purchase price for Good Times was finalized during 2007, and the allocation of the purchase price for Skinny’s, Inc. was finalized in 2008. All goodwill was allocated to the retail segment. Goodwill is not being amortized but is tested annually for impairment or more frequently if events and circumstances indicate the asset might be impaired. No impairment charges related to goodwill were recognized in 2008, 2009 or 2010.

7.	Intangible Assets

Intangible assets consist of the following:

Area Licenses

SCS and 7-Eleven, Inc. (successor to the Southland Corporation) (“7-Eleven”) are parties to a perpetual Area License Agreement, which gives the Company a license to use, develop, operate, sub-license and franchise convenience stores under the “7-Eleven” trademark, service name and trade name in West Texas and a majority of the counties in New Mexico. Pursuant to this Area License Agreement, the Company is required to pay 7-Eleven a royalty fee based upon a percentage of the Company’s monthly gross merchandise sales

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

generated from the convenience stores. In September 2008, the Company expanded its existing license area in Texas.

The Company sublicenses from Alon LP the exclusive right to use the FINA name and related trademarks through July 2012 in connection with the distribution of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah.

Skinny’s owns five Subway franchise locations, four of which reside within convenience stores and one of which is a free-standing operation. In accordance with the franchise agreement, the Company pays royalty and advertising fees based on a percentage of sales in connection with these sites. The franchise agreement is for an initial 20-year term with perpetual renewal terms of an additional 20 years each. The franchise rights were determined not to be material based on a valuation performed at the time of the Skinny’s, Inc. acquisition. Therefore, the Company did not assign any value to the franchise rights.

On February 29, 2004, SCS sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, a corporation treated as a pass-through entity that is wholly owned by Jeff D. Morris, Alon Energy’s Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for an annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. SCS engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2,600 for the 17 licenses and approximately $200 for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to SCS a demand promissory note in the amount of $2,800. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to SCS. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted SCS an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.

As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with SCS to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to SCS and it anticipates this will continue to be the case in the future. As a result, Mr. Morris, who is the sole stockholder of SCS Beverage and is entitled to any and all profits realized by SCS Beverage, has not received any economic benefit from the ownership of SCS Beverage. SCS does not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future. The operations of SCS Beverage are included in the combined financial statements of the Company.

The Company does not amortize these licenses as they are perpetually renewed at the option of SCS Beverage. In addition, the number of licenses issued is strictly controlled by the state, generally resulting in annual appreciation in the value of the outstanding licenses. However, this intangible is tested for impairment annually.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Area licenses consist of the following:

	December 31,
	2009	2010

7-Eleven perpetual license agreement	$1,137	$1,137
New Mexico liquor licenses	2,642	2,642

Total Area Licenses	$3,779	$3,779

Other Intangibles

The Company has finite-lived intangible assets that consist of favorable leasehold arrangements, brand image enhancement and a non-compete covenant, all of which are amortized over the respective lives of the agreements or over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Favorable leasehold arrangements are being amortized over the remaining life of the lease. Brand image enhancements constitute expenditures to improve the curb appeal and general appearance of FINA-branded convenience stores thereby improving the image of the FINA brand as a whole, which are expected to result in increased motor fuel and merchandise sales. Brand image enhancement expenditures are amortized over a five year period. The noncompete covenant is amortized over the life of the agreement. The following table presents the gross carrying amount and accumulated amortization for each major class of finite-lived intangible assets at December 31, 2009 and 2010:

	December 31,
	2009	2010

Favorable leasehold cost	$4,000	$4,000
Less accumulated amortization	(1,572)	(2,005)

Net favorable leasehold cost	2,428	1,995

Brand image enhancement	13,378	14,487
Less accumulated amortization	(11,028)	(11,610)

Net brand image enhancement	2,350	2,877

Non-compete agreement	827	827
Less accumulated amortization	(689)	(827)

Net non-compete agreement	138	—

Other intangible assets, net	$4,916	$4,872

Total amortization expense from finite-lived intangibles for 2008, 2009 and 2010 was $1,511, $1,634 and $1,402, respectively. The following table presents the Company’s estimate of amortization includable in amortization expense for each of the five succeeding fiscal years for finite-lived intangibles as of December 31, 2010:

Year Ended	Amortization

December 31, 2011	$1,345
December 31, 2012	1,158
December 31, 2013	986
December 31, 2014	848
December 31, 2015	535

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

8.	Accounts Payable

Accounts payable include account balances due to trade vendors and other parties, as follows:

	December 31,
	2009	2010

Wholesale trade vendors	$1,043	$869
Retail trade vendors	11,032	12,456
Due to state lotteries	853	1,237

Total	$12,928	$14,562

9.	Accrued Liabilities and Expenses

Accrued liabilities and expenses consist of the following:

	December 31,
	2009	2010

Federal and state motor fuel taxes	$7,678	$9,094
Property and sales taxes	3,384	2,446
Payroll and employee benefits	2,982	3,062
Reserves — workers compensation, general liability and other insurance	268	814
Reserves — environmental, short-term	51	55
Interest payable	223	19
Royalties, rent overrides, and other accrued expenses	2,697	2,474
Reserves — other	—	11

Total	$17,283	$17,975

10.	Notes Payable and Capital Lease Obligation

The following table sets forth the Company’s notes payable:

	December 31,
	2009	2010

Amended Wachovia Credit Facility Term Loan/Second Amended and Restated Wells Fargo Refinancing Term Loan	$79,695	$73,361
Second Amended and Restated Wells Fargo Additional Term Loan	—	10,000
Second Amended and Restated Wells Fargo Revolving Credit Facility	—	10,000
Other retail credit facilities	712	634

Total	80,407	93,995
Less current portion	(6,412)	(6,975)

Long-term notes payable	$73,995	$87,020

Wells Fargo Credit Facility (previously, Wachovia Credit Facility)

On June 29, 2007, SCS entered into an amended and restated credit agreement (the “Amended Wachovia Credit Facility”) by and among SCS, as borrower, the lender party thereto and Wachovia Bank, N.A., as Administrative Agent.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Borrowings under the Amended Wachovia Credit Facility bore interest at a Eurodollar rate plus 1.5% per annum (1.82% at December 31, 2009). Total amounts outstanding under the Amended Wachovia Credit Facility as of December 31, 2009 was $79,694.

On December 30, 2010, SCS entered into an amended restated credit agreement (the “Second Amended and Restated Wells Fargo Facility”) by and among SCS and Skinny’s, as borrowers, the lender party thereto and Wells Fargo Bank, N.A. (“Wells Fargo”), as Administrative Agent. The Second Amended and Restated Wells Fargo Facility, which matures on December 30, 2015, amends and restates the Amended Wachovia Credit Facility and added an additional $10,000 term loan and a revolver loan with a maximum loan amount of the lesser of the borrowing base or $10,000.

Prior to the amendment, $73,361 was outstanding under the Amended Wachovia Credit Facility. The Second Amended and Restated Wells Fargo Facility consists of a Refinancing Term Loan of $73,361 bearing interest at Eurodollar rates plus 2.0% per annum (2.307% at December 31, 2010) with quarterly principal payments based on a 15 year amortization schedule, an Additional Term Loan of $10,000 bearing interest at Eurodollar rates plus 2.75% per annum (3.057% at December 31, 2010) with quarterly principal payments based on a 5 year amortization schedule, and a Revolving Credit Loan in the amount of the lesser of a borrowing base or $10,000 bearing interest at a Eurodollar rates plus 2.75% (3.057% at December 31, 2010). On December 30, 2010, SCS drew down the Additional Term Loan and Revolving Credit Loan totaling $20,000. As of December 31, 2010, $73,361 was outstanding under the Refinancing Term Loan, $10,000 was outstanding under the Additional Term Loan and $10,000 was outstanding under the Revolving Credit Loan.

The obligations under the Second Amended and Restated Wells Fargo Facility are secured by a pledge of substantially all of the assets of SCS and Skinny’s and each of their subsidiaries, including cash, accounts receivable and inventory.

The Second Amended and Restated Wells Fargo Facility contains certain restrictive covenants, financial maintenance covenants and a corporate guarantee by the Company. At December 31, 2009 and 2010, the Company was in compliance with all restrictive and financial covenants under the Amended Wachovia Credit Facility and the Second Amended and Restated Wells Fargo Facility, respectively.

Other Retail Credit Facilities

In 2003, SCS obtained $1,545 in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans ranged between 5.5% and 9.7% with 5 to 15 year payment terms. At December 31, 2009 and 2010, the outstanding balances were $712 and $634, respectively.

Capital Lease Obligation

SCS is a party to a master lease agreement dated April 15, 2005 for the purpose of financing certain retail equipment. On September 1, 2007, SCS executed the first amendment to the master lease agreement for $172 and recorded $167 of equipment. The lease is amortized over sixty months. At the termination of the lease, the lessor will transfer title for an amount equal to one dollar. The lease is secured by the equipment and a continuing guarantee by the Company. The balance due as of December 31, 2010, totaled $63 of which $37 is included in current portion of long-term debt. The net book value of the leased equipment was $87, net of accumulated depreciation of $80, at December 31, 2009 and $55, net of accumulated depreciation of $112, at December 31, 2010.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Maturity of Notes Payable and Capital Lease Obligation

The aggregate maturities of notes payable and capital lease obligation for each of the five years subsequent to December 31, 2010 are as follows:

		Capital Lease
Year Ended	Notes Payable	Obligation	Total

December 31, 2011	$6,975	$37	$7,012
December 31, 2012	6,981	26	7,007
December 31, 2013	6,979	—	6,979
December 31, 2014	6,940	—	6,940
December 31, 2015	65,852	—	65,852
Thereafter	268	—	268

Total	$93,995	$63	$94,058

Capitalized Loan Costs

The Company capitalized $200 issuance cost in connection with the Second Amended and Restated Wells Fargo Facility dated December 30, 2010. The issuance cost will be amortized over the term of the note. The Company did not have any capitalized loan costs as of December 31, 2009.

11.	Derivative Financial Instruments

The Company selectively utilizes interest rate related derivative instruments to manage its exposure to floating rate debt instruments by entering into interest rate swap agreements that convert certain floating-rate debt to fixed-rate debt.

On October 1, 2007, SCS entered into a three year interest rate swap agreement with Wachovia in the notional amount of $50,000. The interest rate swap was accounted for as a cash flow hedge and expired on October 1, 2010. To designate a derivative as a cash flow hedge, the Company documented at the hedge’s inception the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the derivative’s term, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings as interest expense.

For the years ended December 31, 2008, 2009 and 2010, there was no hedge ineffectiveness recognized in income. No component of the derivative instrument gains or losses was excluded from the assessment of hedge effectiveness.

For cash flow hedges, gains and losses reported in accumulated other comprehensive income in the combined statement of member’s interest and equity are reclassified into interest expense when the contracts expire. During the years ended December 31, 2008, 2009 and 2010, the Company recognized in accumulated other comprehensive income unrealized after-tax gains (losses) of $(1,257), $956 and $764, respectively, for the fair value measurement of the interest rate swap. At December 31, 2009 and 2010, the fair market value of the interest rate swap was $(1,826) and $0, respectively, and is recorded in other non-current liabilities on the Company’s combined balance sheets.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

12.	Asset Retirement Obligation

The Company recorded, in other non-current liabilities, an asset retirement obligation for the estimated future cost to remove underground storage tanks. The liability has been discounted using a credit-adjusted risk-free rate of approximately 9% and 7% at December 31, 2009 and 2010, respectively. Revisions to the liability could occur due to changes in tank removal costs, tank useful lives or if federal or state regulators enact new guidance on the removal of such tanks. The following table presents the changes in the carrying amount of asset retirement obligations for the years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009	2010

Balance at beginning of year	$2,385	$2,407
Credit adjusted risk-free interest rate change	—	671
Tank removal	(45)	—
Other adjustments	(45)	(12)
Accretion expense	112	114

Balance at end of year	$2,407	$3,180

13.	Benefit Plans

Alon Energy has a defined benefit pension plan covering substantially all of the employees of the wholesale marketing segment. The benefits are based on years of service and the employee’s final average monthly compensation. Alon Energy’s funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future. Alon Energy bears all the costs associated with this defined benefit pension plan. The costs for the wholesale marketing segment employees are not material; therefore, Alon Energy did not allocate any of these costs to the Company. Upon effectiveness of the registration statement associated with Company’s initial public offering, the wholesale marketing segment employees transferred to the Company and ceased to participate in the Alon Energy benefit plan. The employees retained their benefits accrued to the effective date of the registration statement associated with initial public offering and ceased to accrue any additional benefits after that date.

The Company has an unfunded defined benefit pension plan for an executive of the retail segment. The benefits are based on years of service and the employee’s final average monthly compensation. The following table sets forth the plan’s benefit obligations at December 31, 2009 and 2010:

	December 31,
	2009	2010

Projected benefit obligation at beginning of year	$285	$311
Service cost	40	39
Interest cost	17	18
Actuarial loss	(31)	(14)

Balance at end of year	$311	$354

The expense recognized during the years ended December 31, 2008, 2009 and 2010 was $73, $50 and $23, respectively.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 5.93% and 5.75% at December 31, 2009 and 2010, respectively. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 2.5% for December 31, 2009 and December 31, 2010. The calculations also assume retirement at age 60 or current age plus one year.

The following table provides the components of net benefit cost:

	Year Ended December 31,
	2009	2010

Service cost	$40	$39
Interest cost	17	18
Expected return on plan assets	—	—
Amortization of net gain	—	(27)
Amortization of prior service cost	(7)	(7)

Balance at end of year	$50	$23

The following table provides the amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit costs during 2011:

Service cost	$39
Interest cost	20
Expected return on plan assets	—
Amortization of net gain	(9)
Amortization of prior service cost	(7)

Balance at end of year	$43

The Company expects benefit payments of $0 in 2011, $416 in 2012, and none thereafter. The Company does not anticipate making a contribution to the plan in 2010.

The Company sponsors a 401(k) plan in which employees of the retail segment may participate by contributing up to 50% of their pay after completing one year of service. The Company matches from 25% to 75% of the employee’s contribution, depending on the employee’s years of service. This match is limited to 4.5% of employee pay with full vesting of matching contributions occurring after five years of service. The Company’s contributions for the years ended December 31, 2008, 2009 and 2010 was $217, $343 and $314, respectively.

14.	Related-Party Transactions

Purchases

The Company and Alon LP have entered into a fuel sales and licensing agreement. Under this agreement, as amended on November 15, 2010, Alon LP agrees to provide the Company with approximately 310 million gallons of motor fuels annually, with flexibility to purchase up to 20% more or less than this amount. In the event that the Company does not purchase at least 248 million gallons in any contract year, Alon LP’s exclusive remedy is to terminate this agreement. Additionally, in the event we fail to purchase the minimum monthly fuel quantity for three consecutive months, our parent company may terminate the fuel supply agreement. The fuel sales and licensing agreement also grants the Company an exclusive, non-transferable license to the use of the FINA brand at its convenience stores and those of its distributors. Pricing for fuel purchased under this agreement is based upon a formula incorporating Platt’s and OPIS-based closing prices. The pricing arrangement under this agreement is comparable to the Company’s historical pricing arrangements.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Payment terms on motor fuels purchased are net 10 days. The term of the fuel sales and licensing agreement ends on December 31, 2031, although the license of the FINA brand may be earlier terminated in the event that Alon LP does not extend its current license, which expires in 2012.

Shared Services

For the years ended December 31, 2008, 2009, and 2010, Alon Energy allocated $3,438, $2,811 and $2,479, respectively, for shared services and agreed upon administrative costs and expenses. These costs and expenses are reflected in “Other operating, selling and administrative expenses” in the combined statements of operations.

Inter-Company Transactions

A summary of inter-company transactions on fuel purchases, cash advances and repayments, shared corporate services, income taxes and amounts due as of December 31, 2008, 2009 and 2010 are as follows:

	December 31,
	2008	2009	2010

Accounts payable, affiliates beginning balance	$1,623	$4,558	$2,194
Motor fuel purchases for resale	899,825	459,235	668,895
Settlements on motor fuel purchases	(899,825)	(444,539)	(661,108)
Shared corporate services cost	3,438	2,811	2,479
Income tax provision (benefit)	(1,555)	1,268	6,267
Cash settlements	1,052	(21,139)	(4,177)

Accounts payable, affiliates ending balance	$4,558	$2,194	$14,550

15.	Commitments and Contingencies

(a)	Major Suppliers

For the years ended December 31, 2008, 2009 and 2010, Alon LP furnished virtually all of the Company’s motor fuels and McLane provided approximately 50% of its merchandise. The Company’s supply agreement with McLane expires in December 2011.

(b)	Claims and Lawsuits

The Company is subject to claims and lawsuits that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

(c)	Lease Obligations

Certain properties used in the Company’s business are leased under operating leases. Generally, real estate leases are for primary terms of 10 to 20 years and include renewal provisions at the option of the lessee.

At December 31, 2010, the Company was leasing 154 stores and other administrative and district office properties under long-term operating leases with third parties, the longest of which extends through 2031. Certain properties require additional rent in excess of base amounts calculated as a percentage of store sales, less certain expenses. For the years ended December 31, 2008, 2009 and 2010, third party lease expense totaled approximately $6,626, $7,034 and $7,189, respectively. For the years ended December 31, 2008, 2009, and 2010, included in lease expense was $77, $113 and $132, respectively, for rent based on a percentage of store sales.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

On June 20, 2008 the Company entered into a six year, $4,000 master lease agreement with Banc of America Leasing & Capital, LLC for motor fuel dispensers. Actual costs incurred, including installation of the equipment, was funded in seven schedules totaling $3,575. Aggregate monthly operating lease payments, excluding sales tax, under each schedule total $49 with the first schedule effective July 1, 2008.

Future minimum lease payments for operating leases are as follows:

Year Ended Amount	Amount

December 31, 2011	$6,622
December 31, 2012	6,284
December 31, 2013	5,731
December 31, 2014	4,921
December 31, 2015	3,739
Thereafter	34,678

Total	$61,975

(d)	Royalty Fees

Pursuant to the Area License Agreement with 7-Eleven, five Subway site licenses and four Stuckey’s, the Company is required to pay royalty and/or advertising fees based upon a percentage of related product sales. 7-Eleven royalty fees for the years ended December 31, 2008, 2009, and 2010, totaled $3,392, $3,308, and $3,595, respectively. All other royalty fees are not material.

(e)	Letters of Credit

Alon Energy has a letter of credit expiring September 13, 2011 for $2,765 issued by Ace American Insurance Company for the purpose of prior workers’ compensation claims. There are no specific claims related to the Company. Alon Energy has an additional letter of credit expiring July 31, 2011 for $182 issued to Kemper Indemnity Insurance Company for workers’ compensation, general liability and auto liability claims related to SCS. In the event these letters of credit are drawn in respect of their claims, the Company will have an indemnification obligation to Alon Energy for such amounts.

(f)	Environmental Remediation

The Company is subject to loss contingencies pursuant to federal, state and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned or leased and are associated with past or present operations. The Company is currently participating in environmental investigations, assessments and cleanups under these regulations at six retail sites. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions that may be required and the determination of the Company’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next five to ten years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The Company has accrued environmental remediation obligations of $51 at December 31, 2009 and $55 at December 31, 2010. The Company also accrues its costs to retire underground storage tanks. See Note 12.

Total remediation costs, netted against state reimbursement programs or third party insurance providers, for the years ended December 31, 2008, 2009, and 2010, totaled $438, $786, and $978, respectively. These costs consist primarily of recurring tank inspection and testing expenditures.

The Company believes it has adequately provided for its environmental exposures with the accruals referred to above. These liabilities have not been reduced by potential future recoveries from third parties. Environmental liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of the obligation in proportion to other parties, improvements in remediation technologies and the extent to which environmental laws and regulations may change in the future. However, it is reasonably possible the Company will have to adjust the amount of its environmental accruals in the future as additional information becomes available.

(g)	Self-Insurance

The Company is partially self-insured for its general liability, workers’ compensation and employee health insurance. The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. The Company is a nonsubscriber under the Texas Workers’ Compensation Act and maintains an ERISA-based employee injury plan, which is partially self-insured. As of December 31, 2010, there are a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in other accrued expenses. Additionally, there are open claims under previous policies that have not been resolved as of December 31, 2010. While the ultimate outcome of these claims cannot presently be determined, management believes the accrued liability of $228, combined with Alon Energy’s $2,765 letter of credit issued by Ace American Insurance Company, which covers all Alon Energy operations, will be sufficient to cover the related liability and the ultimate disposition of these claims will not have a material effect on the Company’s financial position and results of operations. However, it is reasonably possible the Company will have to adjust the amount of its self-insurance accruals in the future as additional information becomes available.

(h)	Credit Facility Guarantee

Alon LP is a party to an Amended Revolving Credit Agreement, dated as of June 22, 2006 (as thereafter amended from time to time, the “IDB Credit Facility”), by and among Alon LP, the Borrowers designated by Alon LP thereunder, the Guarantor Companies a party thereto, the lenders from time to time a party thereto, and Israel Discount Bank of New York, as agent, and Bank Leumi USA, as co-arranger for the lenders. The IDB Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility. The size of the IDB Credit Facility is fixed at $240,000.

The IDB Credit Facility will mature on January 1, 2013. The IDB Credit Facility is secured by (i) a first lien on Alon LP’s cash, accounts receivables, inventories and related assets, excluding those of Alon Paramount Holdings, Inc. (“Alon Holdings”), a subsidiary of Alon Energy, and its subsidiaries other than Alon Pipeline Logistics, LLC (“Alon Logistics”), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and those of SCS and Skinny’s and (ii) a second lien on Alon LP’s fixed assets excluding assets held by Alon Holdings (excluding Alon Logistics), those subsidiaries established in conjunction with the Krotz Springs refinery acquisition and SCS and Skinny’s. As a result, the wholesale marketing segment’s accounts receivables are pledged as security under the IDB Credit Facility.

Alon LP had borrowings of $88,000 and $122,000 outstanding under the IDB Credit Facility at December 31, 2009 and December 31, 2010, respectively. As of December 31, 2009 and December 31, 2010,

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Alon LP had outstanding letters of credit under the IDB Credit Facility of $128,963 and $116,956, respectively.

The Company has provided an unsecured unconditional guarantee of all of Alon LP’s obligations under the IDB Credit Facility. The Company has not recorded a liability related to the guarantee of the borrowings under the IDB Credit Facility.

16.	Income Taxes

Components of the Company’s income tax expense (benefit) for the years ended December 31, 2008, 2009 and 2010 are as follows:

	December 31,
	2008	2009	2010

Current Income Tax
Federal	$—	$401	$3,698
State	979	576	439

Total current income tax	979	977	4,137

Deferred Income Tax
Federal	(2,484)	347	2,077
State	(50)	(56)	53

Total deferred income tax	(2,534)	291	2,130

Income tax expense (benefit)	$(1,555)	$1,268	$6,267

A reconciliation between the income tax expense (benefit) computed on pretax income at the statutory federal rate and the actual expense (benefit) for income taxes is as follows:

	Year Ended December 31,
	2008	2009	2010

Tax expense (benefit) at statutory federal rate	$(2,153)	$1,290	$5,901
State and local income taxes, net of federal benefits	604	388	346
Income tax return to book provision adjustments	—	(430)	40
Other, net	(6)	20	(20)

Income tax expense (benefit)	$(1,555)	$1,268	$6,267

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Components of deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010

Deferred tax assets:
Allowance for doubtful accounts	$185	$156
State tax deduction	202	200
Net operating loss	—	—
Interest rate swap	657	—
Other	—	67

Total deferred tax assets	$1,044	$423

Deferred tax liabilities:
Pension liability	$(113)	$(114)
Asset retirement obligation	(888)	(922)
State tax	(137)	(114)
Property and equipment	7,595	8,649
Intangible assets	3,228	4,352

Total deferred tax liabilities	$9,685	$11,851

The 2009 federal tax law changes allowed companies to carry back net operating losses to the prior five years. Alon Energy elected to do so and utilized the Company’s December 31, 2008 net operating loss balance of $8,870. As of December 31, 2009 all net operating losses of the Company have been utilized. The Company had net operating loss carryforwards for state income tax purposes of $114 as of December 31, 2010, which are available to offset future state taxable income in various years through 2024.

Uncertain Tax Positions

It is the Company’s policy to recognize interest and penalties in other operating, selling and administrative expenses. The Company files a consolidated income tax return in the United States federal jurisdiction and files separate income tax returns in Texas, Oklahoma, Louisiana and New Mexico. Tax years 2006 through 2010 remain open for audit.

No adjustments have been recorded to the balance of unrecognized tax benefits, and therefore no balance exists at December 31, 2009 or 2010, as all tax positions are considered highly certain. There are no positions the Company reasonably anticipates will significantly increase or decrease within 12 months of the reporting date.

17.	Segment Reporting

The Company’s two reportable segments described below adhere to the accounting policies used for the Company’s combined financial statements as described in Note 2. The reportable segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each reportable segment’s performance is primarily evaluated on operating income. The Company has not aggregated operating segments into reportable segments.

These two segments are reviewed on a regular basis by the Company’s chief operating decision maker. All of the Company’s operations are in the United States.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Retail

As of December 31, 2010, the retail segment operates 304 convenience stores located in Central and West Texas and New Mexico. Substantially all of the convenience stores are branded 7-Eleven under a perpetual area license agreement between SCS and 7-Eleven and typically offer food and beverage products and various grades of FINA-branded motor fuels to the general public.

The retail stores also offer general merchandise and convenience services, such as ATMs, lottery tickets, money orders, prepaid telephone cards and gift cards.

Wholesale Marketing

The wholesale marketing segment markets motor fuels through a network of distributors serving approximately 906 FINA — branded outlets, including 292 Company-owned retail convenience stores. The Company, through an agreement with its parent, has an exclusive license through July 2012 to use the FINA name and related trademarks in connection with the production and sale (including resale by distributors) of motor fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Prior to the expiration of the license, the Company intends to review its alternatives for branding fuels, including requesting that its parent seek to extend the FINA license or developing its own brand.

The wholesale segment also provides its network of FINA-branded customers with payment card processing services and other fuel-related marketing programs.

One customer is individually material to the wholesale segment, accounting for approximately 30%, 50% and 55% of sales in 2008, 2009 and 2010, respectively. This customer’s outstanding accounts receivable balance was approximately 28% of combined accounts receivable at December 31, 2009 and 39% at December 31, 2010.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

	Business Segment
	Corporate	Retail	Wholesale	Combined

Year Ended December 31, 2008
Revenue:
Motor fuel sales	$—	$315,756	$899,825	$1,215,581
Less intercompany sales	—	—	(236,699)	(236,699)

Net motor fuel sales	—	315,756	663,126	978,882
Merchandise sales	—	253,295	—	253,295
Other, net	—	7,850	2,387	10,237
Less intercompany sales	—	—	(358)	(358)

Net other, net	—	7,850	2,029	9,879

Total revenue	—	576,901	665,155	1,242,056

Cost of sales:
Motor fuels & merchandise	—	469,354	907,921	1,377,275
Less intercompany sales	—	7,823	(252,346)	(244,523)

Net cost of sales	—	477,177	655,575	1,132,752

Gross profit	—	99,724	9,580	109,304

Operating expenses:
Operating & selling expenses	174	92,313	4,976	97,463
Less intercompany sales	—	(358)	—	(358)

Net operating & selling expenses	174	91,955	4,976	97,105
Depreciation, amortization, & accretion	—	12,214	1,490	13,704

Total operating & selling expenses	174	104,169	6,466	110,809

Operating income (loss)	(174)	(4,445)	3,114	(1,505)

Other income (expense)
Interest income (expense), net	67	(5,138)	—	(5,071)
Less intercompany charges	(67)	67	—	—

Net interest expense	—	(5,071)	—	(5,071)
Other non-operating income	—	171	40	211

Total other income (expense)	—	(4,900)	40	(4,860)

Income (loss) before income taxes	(174)	(9,345)	3,154	(6,365)

Income tax benefit	(1,555)	—	—	(1,555)

Net income (loss)	$1,381	$(9,345)	$3,154	$(4,810)

Total assets	$7,913	$171,725	$16,254	$195,892
Total liabilities	$9,581	$114,219	$10,866	$134,666
Capital expenditures(1)	$—	$2,690	$1,190	$3,888

(1)	Expenditures relate to purchase of property and equipment and brand image enhancement.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

	Business Segment
	Corporate	Retail	Wholesale	Combined

Year Ended December 31, 2009
Revenue:
Motor fuel sales	$—	$276,951	$469,905	$746,856
Less intercompany sales	—	—	(206,226)	(206,226)

Net motor fuel sales	—	276,951	263,679	540,630
Merchandise sales	—	261,920	—	261,920
Other, net	—	6,867	2,395	9,262
Less intercompany sales	—	—	(272)	(272)

Net other, net	—	6,867	2,123	8,990

Total revenue	—	545,738	265,802	811,540

Cost of sales:
Motor fuels & merchandise	—	442,629	459,235	901,864
Less intercompany sales	—	3,841	(210,067)	(206,226)

Net cost of sales	—	446,470	249,168	695,638

Gross profit	—	99,268	16,634	115,902

Operating expenses:
Operating & selling expenses	203	89,835	5,525	95,563
Less intercompany sales	—	(272)	—	(272)

Net operating & selling expenses	203	89,563	5,525	95,291
Depreciation, amortization, & accretion	—	11,906	1,686	13,592

Total operating & selling expenses	203	101,469	7,211	108,883

Operating income (loss)	(203)	(2,201)	9,423	7,019

Other income (expense)
Interest income (expense), net	67	(3,954)	—	(3,887)
Less intercompany charges	(67)	67	—	—

Net interest expense	—	(3,887)	—	(3,887)
Other non-operating income	—	513	40	553

Total other income (expense)	—	(3,374)	40	(3,334)

Income (loss) before income taxes	(203)	(5,575)	9,463	3,685

Income tax expense	1,268	—	—	1,268

Net income (loss)	$(1,471)	$(5,575)	$9,463	$2,417

Total assets	$3,661	$165,712	$17,051	$186,424
Total liabilities	$14,851	$99,019	$14,243	$128,113
Capital expenditures(1)	$—	$3,947	$1,252	$5,199

(1)	Expenditures relate to purchase of property and equipment and brand image enhancement.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

	Business Segment
	Corporate	Retail	Wholesale	Combined

Year Ended December 31, 2010
Revenue:
Motor fuel sales	$—	$384,148	$681,057	$1,065,205
Less intercompany sales	—	—	(298,781)	(298,781)

Net motor fuel sales	—	384,148	382,276	766,424
Merchandise sales	—	274,264	—	274,264
Other, net	—	7,409	3,629	11,038
Less intercompany sales	—	—	(487)	(487)

Net other, net	—	7,409	3,142	10,551

Total revenue	—	665,821	385,418	1,051,239

Cost of sales:
Motor fuels & merchandise	—	550,319	668,896	1,219,215
Less intercompany sales	—	7,468	(306,249)	(298,781)

Net cost of sales	—	557,787	362,647	920,434

Gross profit	—	108,034	22,771	130,805

Operating expenses:
Operating & selling expenses	240	92,715	5,644	98,599
Less intercompany sales	—	(487)	—	(487)

Net operating & selling expenses	240	92,228	5,644	98,112
Depreciation, amortization, & accretion	—	11,905	1,645	13,550

Total operating & selling expenses	240	104,133	7,289	111,662

Operating income (loss)	(240)	3,901	15,482	19,143

Other income (expense)
Interest income (expense), net	67	(3,241)	—	(3,174)
Less intercompany charges	(67)	67	—	—

Net interest expense	—	(3,174)	—	(3,174)
Other non-operating income	—	866	12	878

Total other income (expense)	—	(2,308)	12	(2,296)

Income (loss) before income taxes	(240)	1,593	15,494	16,847

Income tax expense	6,267	—	—	6,267

Net income (loss)	$(6,507)	$1,593	$15,494	$10,580

Total assets	$4,858	$181,833	$25,757	$212,448
Total liabilities	$22,080	$104,185	$30,266	$156,531
Capital expenditures(1)	$—	$3,035	$2,994	$6,029

(1)	Expenditures relate to purchase of property and equipment and brand image enhancement.

Alon Brands, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

18.	Quarterly Results of Operations (unaudited)

The Company’s gross profit and related net income fluctuates with the prices of wholesale and retail motor fuels. During periods of price increases, gross profit and net income are negatively impacted. The opposite is true for periods when prices are decreasing.

Selected financial data by quarter is set forth in the table below:

	Quarters
	First	Second	Third	Fourth	Full Year

2009
Total revenues	$166,985	$206,946	$187,232	$250,377	$811,540
Operating income (loss)	1,377	2,421	3,978	(757)	7,019
Net income (loss)	294	834	1,728	(439)	2,417
2010
Total revenues	$229,211	$256,159	$275,730	$290,139	$1,051,239
Operating income (loss)	(1,855)	7,257	8,810	4,931	19,143
Net income (loss)	(1,632)	4,350	4,828	3,034	10,580

19.	Subsequent Events

The Company has evaluated subsequent events after the balance sheet date of December 31, 2010 through             , 2011 the date the combined financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the combined financial statements.

On February 21, 2011, Alon Brands entered into loan agreements with a group of investors, including Alon Israel, pursuant to which the investors loaned an aggregate of $30.0 million to Alon Brands for general corporate purposes. In connection with these loans, Alon Energy, our indirect parent company, issued to the investors warrants to purchase up to an aggregate of 3,092,783 shares of Alon Energy’s common stock for an aggregate purchase price of up to $30.0 million, subject to adjustment. In March 2011, Alon Brands used $30.0 million of the proceeds from these loans to pay a cash distribution to Alon USA, LP, its parent company.

The loans mature in March 2016 and bear interest at a rate of 7% per annum, payable semiannually; provided, that in the event the warrants are not exercised in full by maturity, the interest rate will be increased to 9% per annum retroactively with respect to the same portion of the loans for which the warrants were not exercised. The principal amounts of the loans are payable in four equal annual installments beginning in March 2013, provided that each scheduled principal payment will automatically be deferred until maturity unless the applicable investor notifies Alon Brands in writing of its election to receive the scheduled principal payment at least 30 days prior to the scheduled payment date. In the event an investor elects not to defer the principal payment on any scheduled principal payment date, the number of warrants associated with the loan and aggregate purchase price will be reduced by the corresponding amount of such principal payment made.

Pursuant to the warrant agreements, in the event of an underwritten initial public offering of Alon Brands common stock, the investors may elect to exchange all or any portion of their warrants to purchase a pre-determined number of shares of Alon Energy common stock for warrants to purchase shares of Alon Brands common stock at an exercise price based on the offering price. The election to exchange the Alon Energy warrants for warrants to purchase Alon Brands common stock must be made prior to the commencement of such offering.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee		$3,930
FINRA filing fee		10,500
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to Alon Brands or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation provides that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	the rights conferred in our certificate of incorporation are not exclusive.

We intend to enter into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our certificate of incorporation and the indemnification agreements entered into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.

Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents.

Alon Brands and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 15.	Recent Sales of Unregistered Securities.

In November 2008, Alon USA Interests, LLC, a Texas limited liability company, was converted to a Delaware corporation pursuant to Section 265 of the General Corporation Law of the State of Delaware and renamed “Alon Brands, Inc.” In connection with this statutory conversion, Alon USA, LP, the sole member of Alon USA Interests, LLC, received 1,000 shares of common stock of Alon Brands, Inc. in exchange for all membership interests of Alon USA Interests, LLC outstanding immediately prior to the conversion. The issuance of shares of common stock was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9).

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of March 2, 2007, by and among Alon USA Energy, Inc., Alon USA Interests, LLC, Aloski, LLC, Skinny’s, Inc. and the Davis Shareholders (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on March 6, 2007, SEC File No. 001-32567).
3.1	Form of Amended and Restated Certificate of Incorporation of Alon Brands, Inc.†
3.2	Form of Amended and Restated Bylaws of Alon Brands, Inc.†
4.1	Specimen Common Stock Certificate.†
5.1	Opinion of Jones Day.*
10.1	Form of Master Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.2	Form of Tax Matters Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.3	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation***

Exhibit
Number	Description

10.4	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.***
10.5	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores, LLC and The Southland Corporation***
10.6	Amendment No. 3. to Area License Agreement, dated as of August 20, 2008, between Southwest Convenience Stores, LLC and 7-Eleven, Inc.***
10.7	Fuel Sales and Licensing Agreement, dated as of November 1, 2009, between Alon USA, LP and Alon Brands, Inc.***
10.8	First Amendment to Fuel Sales and Licensing Agreement, dated November 15, 2010, between Alon USA, LP and Alon Brands, Inc.**
10.9	Form of Director Indemnification Agreement.**
10.10	Form of Officer Indemnification Agreement.**
10.11	Form of Alon Brands, Inc. 2011 Equity Incentive Compensation Plan.**
10.12	Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.34 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.13	Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.35 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.14	Management Employment Agreement, dated July 1, 2001, between Joseph Lipman and Southwest Convenience Store, LLC.**
10.15	Management Employment Agreement, dated May 1, 2008, between Kyle McKeen and Alon USA GP, LLC**
10.16	Form of Registration Rights Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.17	Form of Corporate Services Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.18	Amended and Restated Credit Agreement, dated as of December 30, 2010, among Southwest Convenience Stores, LLC, Skinny’s, LLC, the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on January 6, 2011, SEC File No. 001-32567)
10.19	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and FIMI Opportunity IV, L.P.†
10.20	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and FIMI Israel Opportunity IV, Limited Partnership.†
10.21	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and Alon Israel Oil Company, Ltd.†
21.1	List of Subsidiaries of Alon Brands, Inc.**
23.1	Consent of Grant Thornton.†
23.2	Consent of Jones Day (included in Exhibit 5.1).*
24.1	Power of Attorney (included on the signature pages to this Form S-1).**
24.2	Power of Attorney (included on the signature pages to this Form S-1).**
99.1	Consent of Yeshayahu Pery**
99.2	Consent of Boaz Biran**
99.3	Consent of Itzhak Bader**

†	Filed herewith.

*	To be filed by amendment.

**	Previously filed.

***	Filed under confidential treatment request.

(b) Financial Statement Schedule.

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

(3) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4) for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, State of Texas, on this 5th day of April, 2011.

Alon Brands, Inc.

By:	/s/ Kyle McKeen
Kyle McKeen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 5 to the registration statement has been signed by the following persons in the capacities indicated on April 5, 2011.

Signature	Title

/s/ Kyle McKeen Kyle McKeen	President, Chief Executive Officer and Director (Principal Executive Officer)

* David Potter	Chief Financial Officer (Principal Financial and Accounting Officer)

* David Wiessman	Chairman

* Shlomo Braun	Director

* Shai Even	Director

* Shlomo Even	Director

* Paul Eisman	Director

* Joseph Lipman	Director

* Jeff D. Morris	Director

* Snir Wiessman	Director

*	The undersigned, by signing his name hereto, signs and executes this amendment no. 5 to the registration statement pursuant to the powers of attorney executed by the above-named officers and directors as previously filed with the Securities and Exchange Commission.

By:	/s/ Kyle McKeen
Kyle McKeen
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of March 2, 2007, by and among Alon USA Energy, Inc., Alon USA Interests, LLC, Aloski, LLC, Skinny’s, Inc. and the Davis Shareholders (as defined therein) (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on March 6, 2007, SEC File No. 001-32567).
3.1	Form of Amended and Restated Certificate of Incorporation of Alon Brands, Inc.†
3.2	Form of Amended and Restated Bylaws of Alon Brands, Inc.†
4.1	Specimen Common Stock Certificate.†
5.1	Opinion of Jones Day.*
10.1	Form of Master Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.2	Form of Tax Matters Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.3	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation***
10.4	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.***
10.5	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores, LLC and The Southland Corporation***
10.6	Amendment No. 3. to Area License Agreement, dated as of August 20, 2008, between Southwest Convenience Stores, LLC and 7-Eleven, Inc.***
10.7	Fuel Sales and Licensing Agreement, dated as of November 1, 2009, between Alon USA, LP and Alon Brands, Inc.***
10.8	First Amendment to Fuel Sales and Licensing Agreement, dated November 15, 2010, between Alon USA, LP and Alon Brands, Inc.**
10.9	Form of Director Indemnification Agreement.**
10.10	Form of Officer Indemnification Agreement.**
10.11	Form of Alon Brands, Inc. 2011 Equity Incentive Compensation Plan.**
10.12	Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.34 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.13	Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc. (incorporated by reference to Exhibit 10.35 to Form S-1/A, filed by Alon USA Energy, Inc. on June 17, 2005, SEC File No. 333-124797).
10.14	Management Employment Agreement, dated July 1, 2001, between Joseph Lipman and Southwest Convenience Store, LLC.**
10.15	Management Employment Agreement, dated May 1, 2008, between Kyle McKeen and Alon USA GP, LLC**
10.16	Form of Registration Rights Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.17	Form of Corporate Services Agreement between Alon USA Energy, Inc. and Alon Brands, Inc.†
10.18	Amended and Restated Credit Agreement, dated as of December 30, 2010, among Southwest Convenience Stores, LLC, Skinny’s, LLC, the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Alon USA Energy, Inc. on January 6, 2011, SEC File No. 001-32567)
10.19	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and FIMI Opportunity IV, L.P.†
10.20	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and FIMI Israel Opportunity IV, Limited Partnership.†
10.21	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and Alon Israel Oil Company, Ltd.†
21.1	List of Subsidiaries of Alon Brands, Inc.**
23.1	Consent of Grant Thornton.†
23.2	Consent of Jones Day (included in Exhibit 5.1).*
24.1	Power of Attorney (included on the signature pages to this Form S-1).**
24.2	Power of Attorney (included on the signature pages to this Form S-1).**
99.1	Consent of Yeshayahu Pery**
99.2	Consent of Boaz Biran**
99.3	Consent of Itzhak Bader**

†	Filed herewith.

*	To be filed by amendment.

**	Previously filed.

***	Filed under confidential treatment request.